08042982

2007 ANNUAL REPORT

PROCESSED
MAR 27 2008
THOMSON
FINANCIAL

Received SEC
MAR 26 2008
Washington, DC 20549

CARDINAL℠
Financial Corporation


MARYLAND
Winchester
Purcellville
Leesburg
Bethesda
WASHINGTON, DC
Sterling Park
Sterling
Washington, DC
NORTHERN
VIRGINIA
Herndon
Reston
Corporate Headquarters
Greensboro
McLean
Chantilly
Tysons Corner
Arlington
Union Mill
Fairfax Corner
Fairfax
Washington
Boulevard
Annandale
University Mall
Alexandria
Manassas
Woodbridge
Parkway
Woodbridge
Stafford
Prince Frederick
Fredericksburg
Cardinal Banking Centers
George Mason Mortgage Offices

CARDINAL FINANCIAL CORPORATION *2007 ANNUAL REPORT*
MESSAGE TO THE SHAREHOLDERS

We are pleased to report that Cardinal ended 2007 with a 23 percent increase in loan growth without any deterioration in credit quality, despite the challenging economic environment and industry headwinds. For the first time in the company's history, we exceeded $1.0 billion in loans outstanding.

Annual earnings were $4.5 million in 2007, down from $7.4 million in 2006. Net income was negatively impacted by a $2.7 million after-tax loss resulting from an escrow arrangement with Liberty Growth Fund, LP and AIMS Worldwide, Incorporated. Cardinal continues to pursue a recovery from its insurance company and the parties involved. While we are not immune to the sharp economic downturn, we largely avoided the problems many financial institutions incurred. Your company also continues to maintain one of the strongest capital positions in the industry for 2007.

The well documented slowdown in residential real estate sales also had an impact on our earnings. Net income from George Mason Mortgage, our mortgage banking subsidiary, was down from 2006 by $312 thousand to $1.6 million in 2007. The mortgage operation remained profitable this past year unlike many in this industry. We are proud to have Gene Merrill and his team at our mortgage banking subsidiary as many mortgage companies and brokers are no longer in business.

Cardinal's total assets grew by 3 percent ending the year at $1.7 billion. The loan portfolio increased by $194.2 million to $1.0 billion from year-end 2006. Deposit balances decreased in 2007 by 10 percent to $1.1 billion, reflecting the fierce competition for accounts. During 2007, the nation's largest banks offered the highest rates available for certificates of deposit. We chose to avoid paying up, focused on deepening our existing customer relationships, and used other less expensive funding sources.

The quality of our loan portfolio remains very strong. Net charge-offs during the year represented less than one-tenth of one percent of gross loans. The strength of our loan portfolio was underscored by the fact we had no loans in nonperforming or nonaccrual status as of December 31, 2007, placing Cardinal at the top of all banks in these two categories.

Cardinal's franchise now operates 25 locations in Virginia, Maryland, and the District of Columbia. We opened our first banking office in Bethesda, Maryland, in the Air Rights Center building in the first quarter. This office is well positioned to expand Cardinal's brand of full-service banking. The bank's newest location, at 3434 Washington Boulevard in Arlington, opened in March 2007. This full-service banking office is located adjacent to George Mason University's Arlington campus, and is our second banking center in Arlington County.

We are committed to offering service excellence and innovative products to our clients. Cardinal was the first financial institution in the metropolitan area to introduce full-service Mobile Banking. "Go Cardinal" Mobile Banking gives customers the ability to transfer funds, pay bills, check balances, look up interest rates and locate a Cardinal Banking Center or ATM – all from the convenience of a cell phone or PDA. Since its introduction, "Go Cardinal" Mobile Banking has exceeded the national average for usage and is a popular draw for attracting new customers.

We continue to enhance our online banking and cash management services with new benefits such as eStatements, also known as electronic bank account statements. eStatements and online banking give clients access to all of their account information and help the environment by reducing paper production. Our Deposit on Demand service allows businesses to make deposits electronically from the convenience of their offices. The successful rate of acceptance for these two products underscores the future importance of electronic banking services to our customers and company.

Cardinal is proud to be a part of the vibrant communities that make up the Washington Metropolitan area and takes great pride in the partnerships we have forged with the many institutions that serve the needs and interests of our neighbors and friends. The Economic Conference we co-host with George Mason University is now in its 16th year and has become one of the most anticipated yearly business forums in the region. We also sponsor the Metropolitan Washington Economic Index – a monthly examination of the local economy prepared by George Mason University's Center for Regional Analysis.

The Cardinal Bank Charity Classic held each May raised $300,000 for the Inova Kellar Center this year. Since the event's inception in 2002, more than $1.3 million has been raised for the Fairfax-based center that provides mental health and substance abuse programs for area children and families.

Our school banking programs teach students financial literacy and good savings habits for the future leaders in our community. In October, students at Arlington's Washington-Lee High School heard FDIC Director Thomas J. Curry and Cardinal Bank Regional President Kevin Reynolds discuss fiscal responsibility during the fifth annual Get Smart About Credit Day. In November, Loudoun County's Potowmack Elementary School became the first in the county to join Cardinal's School Bank Program and it marks the ninth school bank in our program.

Throughout 2007, our institution and employees were the recipients of numerous awards for leadership and outstanding business practices. These achievements included receiving the Washington Board of Trade's "Guiding Business Award" for our role in growing strategic relationships between small companies and larger firms, and being named "Lender of the Year" by the Rappahannock Economic Development Corporation. The *Washington Business Journal* recognized us as one of the Greater Washington area's "Best Places to Work." We were the only local bank to achieve the award, and are truly honored that our employees nominated Cardinal for this award.

Kevin Reynolds, who has long taken an active role in many civic and community organizations throughout the region, was recognized in October when the Northern Virginia Community Foundation honored him with its "2007 Community Leadership Award." Kate Carr, president of Cardinal Bank/Washington, was installed as the new Chair of the DC Chamber of Commerce. Kate's leadership and enthusiasm for her hometown of Washington, D.C., set us apart from the competition.


Total Assets (in millions)
(millions)
$2,000
$1,500
$1,000
$500
$636
$1,212
$1,452
$1,638
$1,690
2003
2004
2005
2006
2007


Total Loans (in millions)
(millions)
$1,000
$750
$500
$250
$336
$490
$706
$845
$1,040
2003
2004
2005
2006
2007


Total Deposits (in millions)
(millions)
$1,250
$1,000
$750
$500
$474
$824
$1,070
$1,219
$1,097
2003
2004
2005
2006
2007


Total Capital (in millions)
(millions)
$200
$150
$100
$50
$85
$95
$148
$156
$159
2003
2004
2005
2006
2007



BOARD OF DIRECTORS

William E. "Rick" Peterson, J. Hamilton Lambert, Sidney O. Dewberry, Michael A. Garcia, Buddy G. Beck, Alice M. Starr, George P. Shafran, Bernard H. Clineburg, James D. Russo, John H. Rust, Jr., William G. Buck and Alan G. Merten.

The employees who work at Cardinal have always been our greatest asset, and the ability to retain and attract the best people has always been a cornerstone of our strategy. In September, we were fortunate to attract John Mockoviak to Cardinal to head up all our wealth management groups. As executive vice president and president of Cardinal's Wealth Management Services, John will lead the sales and operations of Cardinal Trust and Investments, Wilson/Bennett Capital Management, Inc. and Cardinal Wealth Services, Inc.

As one of the largest publicly traded financial holding companies headquartered in Northern Virginia and the Commonwealth, our company is located in the most attractive markets in the Washington Metropolitan region and the nation. Cardinal is in an enviable position from both a geographic and business perspective to leverage its size and asset quality for future growth and earnings power. We are fortunate to have the leadership and vision of a great board of directors, all of whom are dedicated to Cardinal. Our directors and management team work every day to enhance the value of our franchise for you, our shareholders.

We, the management team and board of directors, remain committed to building the best banking franchise anywhere, increasing our profitability, and maintaining our excellent asset quality. On behalf of our associates and board of directors, I thank you for your continuing loyalty, support, and confidence in Cardinal.

Bernard H. Clineburg
Chairman of the Board and Chief Executive Officer


NATIONAL HARBOR
INTERCHANGE

GEORGE MASON MORTGAGE, LLC

In a year marked by increasing concern about the health of the nation's mortgage lending industry, George Mason Mortgage posted profits of $1.6 million, further underscoring the soundness of the company's long history of conservative lending policies and reliance on purchase-money mortgages rather than refinances.

Despite the continued slowdown in the region's housing market for the second straight year, George Mason closed $2.2 billion in loans during 2007 and continued to experience the high levels of loan quality that have been a company hallmark for many years. Purchase-money loans for residential housing accounted for 76 percent of the company's mortgage lending activity, a three percent increase over the previous year's ratio.

Cardinal is part of one of the Washington area's most anticipated and exciting new residential-office-retail-hotel developments. National Harbor, located on the Potomac River just south of the Woodrow Wilson Bridge in Maryland's Prince George's County, promises to be a draw for local residents and visitors alike. George Mason Mortgage is offering residential mortgage financing for the project's upscale condominium residences. Visiting the site are (L-R): Cardinal Financial Corporation Chairman and CEO Bernard H. Clineburg; The Peterson Companies Principal Milton V. Peterson; and George Mason Mortgage, LLC Chairman and CEO D. Gene Merrill.

Loan Origination (in millions)


● Refinance ○ Purchase
$5,000
$4,000
$3,000
$2,000
$1,000
(millions)
2003
2004
2005
2006
2007



Also contributing to George Mason's profitability is the fact that the company has minimal exposure to the subprime mortgage market, the area of the industry experiencing the most turmoil over the past year. The company continues to carefully monitor its portfolio and manage investor contracts in order to remain profitable.

While the Washington Metropolitan area residential real estate market is not immune to the challenges facing the mortgage industry today, it remains one of the healthiest in the nation. Many observers are viewing the local market with cautious optimism as stabilizing housing prices and an uptick in demand are reported in the close-in suburbs.

The company's experience in managing the risks – and rewards – that come with the highs and lows of economic and housing cycles also factored in its ability to positively weather the market. It was able to quickly adapt to the falling demand by implementing efficiencies that included the installation of a new, labor-saving operating system. Unlike many other mortgage companies, George Mason does not procrastinate when market conditions warrant a reduction in overhead for it to remain viable.

A real estate acquisition loan, a business line of credit and our Deposit on Demand remote capture service are among the Cardinal products that help W.T. Weaver & Sons, Inc. keep their business on track. The specialty hardware firm, founded in 1889, is the oldest family-run business in the District of Columbia. Meeting at the business are (L-R): Cardinal Bank Regional President F. Kevin Reynolds; W.T. Weaver & Sons Vice Presidents Michael and J. Bryce Weaver.


R.W. MURR

COMMERCIAL BANKING GROUP

The Commercial Banking Group at Cardinal, which serves the financial needs of small business, commercial and government contracting concerns, posted gains in loans and deposits during 2007. Despite the overall slowdown in the economy and loan quality issues impacting other institutions, at the end of the year there were no commercial assets in Cardinal's portfolio that were in nonaccrual or nonperforming status.

Commercial loans grew by $32 million to reach a year-end total of $233.5 million. On the small business side, new relationships during 2007 helped drive a 52 percent increase in loans to reach $94 million. Strong loan demand was also recorded by clients in the government contracting sector, with loan outstandings reaching $46 million as of December 31, 2007, a $9 million increase over the previous year.

ABOVE: Cardinal's deposit, line of credit and cash management services are valuable financial tools for R.W. Murray Co., one of the largest general contractors in the Metropolitan Washington area. (L-R): Cardinal Bank Executive Vice President Todd W. Hewitt; R.W. Murray Co. President and 2008 Associated Builders and Contractors, Inc. National Chairman William D. Fairchild; and Cardinal Regional President Christopher W. Bergstrom.

RIGHT: When Cornwall Medical Development LLC wanted to design and construct a 100,000-square-foot medical office building adjacent to Inova Loudoun Healthcare, Inc.'s Cornwall Campus in Leesburg, they turned to Cardinal to finance the project. Standing in front of The Pavilion are (L-R): Cardinal Bank Senior Vice President Cheryl Beebe; Michael Kavanagh, M.D.; and John H. Cook, III, M.D.





COMMERCIAL BANKING GROUP

Beautiful interior and exterior architectural grade wall finishes are the specialty of Architectural Coatings, Inc. Cardinal partnered with the Rappahannock Economic Development Corporation (REDCO) to provide financing to the company for the purchase of its headquarters and distribution site. In front of one of their wall creations are (L-R): REDCO Executive Director Robert B. Burke, Jr.; Architectural Coatings President Dave Wiegel; Cardinal Bank Vice President Joseph M. DiStefano; and Cardinal Senior Vice President John Gusciora.


TSCHIFFELY
MAVALA

COMMERCIAL BANKING GROUP

Cardinal is steadily gaining a reputation as "the bank to be with" among those involved in medical practices. Today, more than 145 medical relationships are counted among the bank's clients. These relationships are responsible for more than $100 million in Cardinal loan, deposit and investment products in 2007 – a 20 percent growth rate for the year. With unparalleled customer service and sophisticated products that rival those of much larger institutions, Cardinal continues to gain a loyal clientele across all sectors of the business community.

The Commercial Banking Group's active involvement in community and civic organizations also attracts quality-seeking clients and brings outstanding lending opportunities to the bank. Named "Lender of the Year" by the Rappahannock Economic Development Corporation (REDCO), the bank was the region's most active originator of new commercial real estate and equipment loan packages during the 2007 fiscal year. The bank was also the recipient of the "2007 Guiding Small Business Growth Award" given by the Small Business Network of the Greater Washington Board of Trade.

Three District neighborhoods are fortunate to have a Tschiffely Pharmacy serving their residents' needs with personal, high-touch service. When it comes to finding a bank that shares their customer service philosophy, it's no wonder they came to Cardinal Bank. At their Dupont Circle location, the Toths of Tschiffely Pharmacy give a warm welcome to their Cardinal bankers. (L-R): Stephen Toth; Cardinal Bank/Washington President Kate Carr and Vice President Kathryn R. Speakman; and David Toth.



COMMERCIAL BANKING GROUP

ABOVE: Enjoying the view overlooking the Potomac from Talisman International, L.L.C.'s Georgetown offices are (L-R): Talisman President Michael J. Hutsell; Cardinal Bank Senior Vice Presidents Seth C. Carter and Sushil K. Clarence; and Talisman Controller Gordon Smith. Cardinal financing provides Talisman with working capital for their government contracting business.

RIGHT: A Small Business Administration-guaranteed loan from Cardinal helped the Wanders start up their new Chocolaterie Wanders business. The loan helped the owners purchase needed equipment and get the working capital they required. (L-R): Chef & Owner Melanie A. Wanders; Master Chocolaterie Wilhelm T. Wanders; Cardinal Bank Vice President and Cash Management Officer Pavi Dewan; and Cardinal Banking Officer James N. Estep take a look at some of the sweet confections the business offers.




BRION'S
Grille

COMMERCIAL BANKING GROUP

The U.S. Small Business Administration's Richmond District Office gave Cardinal top lender recognition for underwriting loans and providing capital access to small business owners for the quarter ending December 31, 2007. Cardinal also received the top honor within its market for outperforming other lending institutions in the SBA's Richmond District for total loans approved and total loan amount in the Intermediate Bank category.

We look forward to continuing to provide local businesses with the level of service and commitment that has brought recognition to Cardinal and to our team of commercial bankers, who know our clients and know how to best meet the requirements of their businesses. As we look to 2008 and beyond, we will continue building relationships that will fuel the growth of our Cardinal franchise with quality loans and deposits.

Brion's Grille, a popular spot for George Mason University students, sports fans and Mason's Patriot Club supporters, will soon undergo renovations with financing provided by Cardinal Bank. Taking a break at the eatery are (L-R): Cardinal Financial Corporation President Kendal E. Carson; George Mason University Director of Athletics and 2008 Chairman of the NCAA Men's Basketball Committee Thomas O'Connor; and Brion's Grille Proprietor Brion D. Sumser.



WEALTH MANAGEMENT SERVICES GROUP

Aggressive business development efforts and the ability to offer high-caliber, locally based wealth management advisors, investment and trust professionals contributed to the profitability of Wealth Management Services at Cardinal in 2007. The Group delivered a significant jump in revenue generation for the corporation and saw continued expansion of its personal and institutional client base. The Group, which is made up of three distinct entities – Cardinal Trust and Investments, Wilson/Bennett Capital Management, Inc., and the brokerage division, Cardinal Wealth Services – experienced a 29 percent growth in revenue.

In September 2007, John Mockoviak, a banking executive with more than 30 years of experience in trust, wealth and asset management, joined Cardinal to take the helm of the Wealth Management Services Group. John and his team are actively pursuing a business strategy that takes advantage of Cardinal's stellar reputation for personal service and our deep community and civic involvement, along with our ability to recruit talented professionals.

During 2007, Cardinal Trust and Investments had more than $6 billion in assets under administration. Wilson/Bennett experienced growth as well, with cash management assets passing the $100 million mark. A number of trust and investment seminars hosted by Cardinal throughout the Washington Metropolitan area during the year attracted prospects and expanded relationships with our current clients. In other 2007 activities, Wilson/Bennett Capital Management worked toward receiving its Global Investment Performance Standards certification and expects to be officially recognized in early 2008.

Cardinal Wealth Management Services is optimistic about continuing its forward momentum throughout 2008, especially as the Group's target demographic – baby boomers looking to secure their retirement and their families' financial security – are taking up a larger share of our population.

Cardinal Trust & Investments is the directed trustee of the National Employers Retirement Trust (NERT), the provider of retirement plan services to the Virginia Medical Alliance (VMA), one of the first medical practices to establish a relationship with Cardinal Bank nearly ten years ago. (L-R) are: Cardinal Bank Executive Vice President and Chief Operating Officer Kim C. Liddell; Thomas F. Barrett, Inc. President Thomas F. Barrett, III, QPA and the Administrator of NERT; VMA's Michael Price, M.D. and Marc Eller, M.D.; and Cardinal Wealth Management Services President John W. Mockoviak.





REAL ESTATE GROUP

The magnificent Robert Trent Jones Golf Club, the four-time host of The Presidents Cup, originally leased the land on which the world-class championship course is laid out. With acquisition financing from Cardinal, the club's membership was able to purchase the property. In front of the clubhouse are (L-R): Cardinal Bank Executive Vice President Dennis M. Griffith; Robert Trent Jones Golf Club Membership Chairman and Purchase Committee Chairman Pat Higbie; RTJ Chief Operating Officer Glenn F. Smickley, CGCS; RTJ President Bud Elliott; and Cardinal Vice President Andrew Peden.



REAL ESTATE GROUP

By focusing on nonspeculative opportunities and delivering high-quality service to Washington area investors, builders and developers, Cardinal's Real Estate Group delivered a year of solid performance in what has been a challenging environment for the industry.

With a foundation provided by strong loan portfolio performance – as evidenced by extraordinary credit quality at the end of the year – Cardinal relied on its current client base and selected new customers to bring solid deals to the table. The variety of projects that the Real Estate Group has been involved with include a complete renovation of a high-profile hotel located along the I-95 Washington-Richmond corridor; the renovation of a shopping center/office building complex in Fredericksburg; and helping the membership of one of the nation's most prestigious country clubs make the transition from a land lease agreement to owning their expansive property.

The Group continues to seek out solid lending opportunities involving both residential and commercial developers throughout the metropolitan area. With a legal lending limit of $24 million and the ability to participate in larger deals through its large network of correspondent lenders, the Group is well positioned to respond to the funding requirements of the area's real estate community.

Looking to 2008 and beyond, the Group will continue to be vigilant in its assessment of the local economy and the trends impacting real estate. By balancing a growing loan demand with prudent credit decisions and expanding current relationships, Cardinal's commitment to the area's real estate market is expected to continue to generate income, customer loyalty and community progress.

Cardinal Bank provided financing to renovate an existing family-owned hotel along the I-95 Washington-Richmond corridor. With the upgrades, the hotel changed franchises to Country Inn & Suites. At the property are (L-R): Cardinal Assistant Vice President Katie L. Golden; Danville Development Corporation Treasurer Ruth W. Canaday; SharCon Management President & CEO William R. Conway; Danville Development Corporation President David S. Warren; Kenneth Warren, Danville Corporation; and Cardinal Bank Senior Vice President Robert Lavery.



RETAIL BANKING GROUP

Cardinal Bank's Retail Banking Group enjoyed a year of steady progress thanks to a growing presence that now includes 25 offices and 31 ATMs in all three Washington area jurisdictions. Innovative new products, which rival the offerings of much larger financial institutions, proved once again that Cardinal is committed to bringing the latest in banking technology and convenience to its valued customers.

The build-out and equipment needed to open the Wasabi Washington, D.C., and Arlington locations were made possible through Small Business Administration-guaranteed loans from Cardinal. At the restaurant are (seated, L-R): Wasabi President Clyde Davis and Cardinal Bank Assistant Vice President Lee Boyle. Standing (L-R) are: Cardinal Executive Vice President Guy Johnston and Cardinal Banking Officer Charlene E. Davis.

One of the most exciting products of 2007, the *Go Cardinal* Mobile Banking service, was introduced months prior to similar services from other institutions. The service allows Cardinal customers to check their account balances, transfer funds, pay bills, view account activity, and locate a banking center or ATM from any Internet-enabled cell phone or PDA.

The bank experienced its biggest year on record in retail loan production, up 91 percent from 2006. A number of other retail products also experienced significant growth during the past year. The bank's key relationship accounts, Chairman's Club Checking and Simply Savings, continued to draw new deposits and customers. Competitive certificate of deposit rates are also responsible for attracting new money to the bank from both current and new CD customers.

The retail product line, coupled with the personal service and professional guidance Cardinal bankers are known for, brought nearly 3,000 new households to Cardinal during the past year. In 2007, the typical new Cardinal household opened three distinct accounts and services – a 74 percent increase over what was the norm just two years ago. The growing usage of Cardinal's check card yielded an 83 percent increase in network card fee income in 2007.

For business clients, the sophisticated Deposit on Demand remote capture product took hold among retailers. The service – which extends the cut-off time for deposits and allows customers to scan and deposit checks from their offices, and receive credits electronically without a trip to the bank – is one of the cutting-edge Cash Management products that Cardinal offers to businesses. Deposit on Demand exemplifies our commitment to technology and customer service.

In January 2007, Cardinal Bank opened its first Maryland banking center in Bethesda's Air Rights Center building. The Bethesda office, conveniently located along the Wisconsin Avenue business corridor and across from a major Metrorail stop, had a successful year and is continuing that momentum as it celebrates its first anniversary in Montgomery County. In Virginia, Cardinal opened its second Arlington office in March. The banking center, at 3434 Washington Boulevard adjacent to George Mason University's Arlington campus, is poised to deliver Cardinal's innovative product line and unparalleled customer service to its new neighbors in Arlington.

Now beginning its third year of operation, Cardinal's first banking center in the District of Columbia, at 18th and K Streets, continues to flourish. Leading our presence in the District is Cardinal Bank/Washington President Kate Carr, whose business development and community relations efforts have contributed to raising the bank's profile and attracting new clients.

A highly skilled, talented and well-trained workforce is essential for Cardinal to remain competitive in this demanding, financially savvy market. That is why the Management Development Program at Cardinal is so crucial to our success. Not only does it allow us to attract the most talented bankers in the area, but it provides a collaborative environment for continuing education and skill development, while helping further our associates' outreach to the communities we serve.

We are proud that nearly 80 percent of the bank's retail banking management positions in 2007 were filled internally, many of them directly from the Management Development Program. Building and maintaining a strong, consistent culture helped bring our customer service levels to record highs during 2007.

Cardinal's new Regional Business Development Officer Program places emphasis on growing Cardinal's business deposit base. It puts officers "in the field" and makes them easily accessible, so that our local business customers have the right financial tools and advice they need to focus on their core business.


CARDINAL BANK

The Washington Boulevard Banking Center, adjacent to George Mason University's Arlington campus, is Cardinal Bank's 25th location. The office opened in March 2007.


00001
CARDINAL
Bank
May 21 20 07
PAY TO THE ORDER OF Inova Kellar Center
$ 255,000

SUPPORT AND SERVICE TO THE COMMUNITY

Cardinal Bank has always maintained a strong commitment to the communities we serve and to the organizations that help maintain the health, education and quality of life of our neighbors. That support has become an important part of our culture at Cardinal. During 2007, our associates were engaged in a variety of activities that helped benefit a number of deserving charitable and educational institutions.



The Cardinal Bank Charity Classic, held each May since 2002, is credited with raising more than $1.3 million for the Inova Kellar Center since its inception. Held at the Country Club of Fairfax, the event has become a tradition among area golfers and tennis enthusiasts. The 2007 Classic drew a large crowd and brought in $300,000 to help the center continue its mission of providing mental health and substance abuse programs for area children and families.



Our relationship with **George Mason University** continues to be strong. Cardinal's Annual Economic Conference, which celebrated its 16th year in January 2008, features experts from the university's Center for Regional Analysis along with other area business advisers. The popular forum highlights the key factors and trends that are expected to impact the area's economy in the coming year. Our partnership with the university was further solidified with our new sponsorship of the Metropolitan

(Top photo): Representatives of the Inova Kellar Center were on hand at the 2007 Cardinal Bank Charity Classic to show their appreciation to Cardinal associates, supporters and tournament participants for another great year of fundraising. This year's contribution topped $300,000 once all the day's proceeds were in.

(Middle photo): Cardinal Bank/Washington President Kate Carr is inaugurated as the 2008 chairman of the DC Chamber of Commerce at the organization's annual meeting in December. Joining Ms. Carr are Anthony Lewis, past chair of the DC Chamber Board of Directors and vice president of Verizon Wireless, and DC Chamber President and CEO Barbara B. Lang.

(Lower photo, L-R): Cardinal Financial Corporation Chairman and CEO and 2007-2008 VBA Chairman Bernard H. Clineburg with Delegate Thomas D. Rust (86th District) at Banker Day at the Virginia General Assembly in Richmond, Virginia.


GO CARDINAL
1ST IN MOBILE BANKING
Mobile Banking as mobile as you are!
CARDINAL
Bank
www.gocardinal.net
Member FDIC

SUPPORT AND SERVICE TO THE COMMUNITY

Washington Economic Index, a monthly compilation of local vital information, economic data and forecasts prepared by the Center for Regional Analysis.

Teaching the area's children about the importance of saving and managing money has been one of our bank's most vital outreach efforts. Through a combination of school banking programs and involvement in financial education seminars, our bankers have reached out to thousands of area students of all ages.

In April, more than 30 of our associates made presentations in schools across Fairfax, Prince William and Stafford Counties as they joined thousands of financial leaders around the country in the **Teach Children to Save Day**. The annual event, which teaches students important financial facts of life, was started more than a decade ago by the Educational Foundation of the American Bankers Association (ABA).

At another event sponsored by the ABA's Educational Foundation, students gathered at Arlington's Washington-Lee High School to hear Cardinal Bank Regional President Kevin Reynolds and FDIC Director Thomas J. Curry discuss fiscal responsibility during the fifth annual **Get Smart About Credit Day** held in October.

(Top): For time-challenged area residents, the ability to do banking while on the go is a tremendous bonus. The new Go Cardinal Mobile Banking service was the first of its kind to debut in the Washington market.

(Lower left photo): Dr. Stephen Fuller, economist and professor of public policy at George Mason University's Center for Regional Analysis and the Institute of Public Policy, was a keynote speaker at the 16th Annual Economic Conference in January 2008. Dr. Fuller is also Cardinal Bank's chief economist.

(Lower center photo): The Go Cardinal Mobile Banking service gets tremendous exposure on Metrobus and Fairfax Connector bus routes.

(Lower right photo): Kevin Reynolds (right) receives the 2007 Community Leadership Award at the Northern Virginia Community Foundation's Red Ball in October. Presenting Kevin with his award are Chairman of the NVCF Board Rod Mateer, a partner with Deloitte, and NVCF President Eileen M. Ellsworth.


CARDINAL





Cardinal's **student-run school bank programs** continued to thrive during 2007. The program expanded into Loudoun County last year as the "Soaring Eagles" student bank at Potowmack Elementary School debuted in November. This ninth member of the Cardinal student bank program was greeted with a gala grand opening and ribbon-cutting ceremony attended by Kevin Reynolds, officials from the Loudoun Educational Foundation and school board member John Stevens.

Since our entry into the District of Columbia market two years ago, we have been extremely active in civic and community affairs. Cardinal Bank/Washington President Kate Carr was instrumental in helping D.C. public high school juniors and seniors prepare to enter the job market. Cardinal was one of four corporate champions involved in the highly successful program that taught financial and organizational skills. The after-school program ended with 100 percent of the initial enrollees receiving "certificates of employability." During 2008, our partnership with the **D.C. Public Schools** will expand as we prepare to open our first student-run bank in the city.

Ms. Carr served as the event chair of the Fifth Anniversary Celebration of **Dress for Success Washington, DC**. In a December ceremony, Ms. Carr was installed as the 2008 chair of the **DC Chamber of Commerce**.

In September, the **Northern Virginia Community Foundation** honored Kevin Reynolds with its "2007 Community Leadership Award" at a gala celebration in Reston. The award was officially presented during the organization's "Red Ball" in October. Proceeds from the ball benefited the Inova Kellar Center, one of the bank's longtime charitable partners.

Cardinal's ongoing dedication to career development and customer loyalty generates pride among employees who like working for a company that promotes excellence, both internally and externally. These are just some of the many factors that contributed to Cardinal's recognition as one of the Washington area's **Best Places to Work** in 2007. We are truly honored that our employees nominated Cardinal for this award and also understand that we must continue to work hard to ensure that we put our employees and customers in the best possible position to succeed.

The **Cardinal Leadership Council** (CLC), a group of our newest leaders representing all areas of the company, continues to spearhead many of our community outreach activities. The 2007 CLC officers and members positively impacted the lives of hundreds of local children with their many initiatives. The newly elected CLC officer group and members already have exciting plans in 2008 to continue enriching our communities "one life at a time."




POTOWMACK





Cardinal's school bank program continues to grow with new student-run banks opening in Herndon and Sterling during 2007. Cardinal Bank Regional President Chris Bergstrom (top photo) cuts the ribbon at the Busy Bee School Bank opening at Herndon's Clearview Elementary School.

(Second from top): Julie Rose, head teller at Cardinal's Sterling Banking Center, helps student bankers open new accounts at Potowmack Elementary School in Sterling.

(Third from top): Cardinal Banking Officer Jose Rodriguez gives some pointers to students during Teach Children to Save Day.

(Lower photo): The importance of saving and managing money are among the Teach Children to Save Day topics that Cardinal bankers like Vice President Karen Denas (far right) cover with area students.

SELECTED FINANCIAL INFORMATION

In thousands, except per share data. For the years ended December 31,

Income Statement Data:	2007	2006	2005	2004	2003
Interest income	$ 98,643	$ 87,401	$ 67,374	$ 40,522	$ 24,602
Interest expense	58,324	46,047	29,891	15,969	9,429
Net interest income	40,319	41,354	37,483	24,553	15,173
Provision for loan losses	2,548	1,232	2,456	1,626	1,001
Net interest income after provision for loan losses	37,771	40,122	35,027	22,927	14,172
Non-interest income	19,480	21,684	24,669	9,409	3,829
Non-interest expense	51,884	51,245	44,653	27,154	15,355
Net income before income taxes	5,367	10,561	15,043	5,182	2,646
Provision (benefit) for income taxes	885	3,173	5,167	1,713	(3,508)
Net income	4,482	7,388	9,876	3,469	6,154
Dividends to preferred shareholders	–	–	–	–	495
Net income to common shareholders	$ 4,482	$ 7,388	$ 9,876	$ 3,469	$ 5,659
Balance Sheet Data:					
Total assets	$ 1,690,031	$ 1,638,429	$ 1,452,287	$ 1,211,576	$ 636,248
Loans receivable, net of fees	1,039,684	845,449	705,644	489,896	336,002
Allowance for loan losses	11,641	9,638	8,301	5,878	4,344
Loans held for sale	170,487	338,731	361,668	365,454	–
Total investment securities	364,946	329,296	294,224	289,507	273,614
Total deposits	1,096,925	1,218,882	1,069,872	824,210	474,129
Other borrowed funds	400,060	194,631	155,421	201,085	74,457
Total shareholders' equity	159,463	155,873	147,879	95,105	85,412
Preferred shares outstanding	–	–	–	–	1,364
Common shares outstanding	24,202	24,459	24,363	18,463	16,377
Per Common Share Data:					
Basic net income	$ 0.18	$ 0.30	$ 0.45	$ 0.19	$ 0.55
Fully diluted net income	0.18	0.30	0.44	0.19	0.54
Book value	6.59	6.37	6.07	5.15	4.80
Tangible book value[1]	5.90	5.75	5.37	4.41	5.24
Performance Ratios:					
Return on average assets	0.27%	0.51%	0.74%	0.37%	1.18%
Return on average equity	2.85	4.87	7.67	3.69	13.84
Dividend payout ratio	0.22	0.13	0.02	–	–
Net interest margin[2]	2.63	2.98	2.92	2.72	3.00
Efficiency ratio[3,4]	80.11	77.70	71.84	79.95	80.81
Non-interest income to average assets	1.19	1.49	1.85	1.00	0.73
Non-interest expense to average assets	3.18	3.52	3.35	2.90	2.94
Loans receivable, net of fees to total deposits	94.78	69.36	65.96	59.44	70.87
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.06%	0.00%	0.01%	0.02%	0.01%
Nonperforming loans to loans receivable, net of fees	–	0.01	0.03	0.11	0.12
Nonperforming loans to total assets	–	0.01	0.01	0.05	0.06
Allowance for loan losses to nonperforming loans	–	11,822.87	3,879.00	1,074.60	1,102.54
Allowance for loan losses to loans receivable, net of fees	1.12	1.14	1.18	1.20	1.29
Capital Ratios:					
Tier 1 risk-based capital	12.10%	13.25%	14.83%	12.65%	19.66%
Total risk-based capital	12.98	14.06	15.65	13.40	20.66
Leverage capital ratio	10.26	10.68	10.71	8.83	15.45
Other:					
Average shareholders' equity to average total assets	9.65%	10.43%	9.66%	10.05%	7.84%
Average loans receivable, net of fees to average total deposits	78.87	68.42	60.34	59.97	63.02
Average common shares outstanding:					
Basic	24,606	24,424	22,113	18,448	10,218
Diluted	25,012	24,987	22,454	18,705	11,468

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.
(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 35%.
(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the loss on escrow arrangement during 2007, the impairment loss during 2006 and the litigation recovery during 2007 and 2006.
(4) The calculation of the efficiency ratio, which is a financial measure not prepared in accordance with generally accepted accounting principles ("GAAP"), and a reconciliation of the efficiency ratio to our GAAP financial information are included in our 2007 Annual Report on Form 10-K.

DIRECTORS AND OFFICERS
CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

BOARDS OF DIRECTORS

CARDINAL FINANCIAL CORPORATION CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board &
Chief Executive Officer,
Cardinal Financial Corporation

John H. Rust, Jr.
Vice Chairman of the Board,
Cardinal Financial Corporation;
Attorney-at-Law, Rust & Rust

Sidney O. Dewberry
Lead Director, Cardinal Financial
Corporation; Chairman of
the Board, Dewberry

B.G. Beck
Vice Chairman,
L-1 Identity Solutions, Inc.

William G. Buck
President & Chief Executive
Officer, William G. Buck &
Associates, Inc.

Michael A. Garcia
President, Mike Garcia
Construction, Inc.

J. Hamilton Lambert
President, J. Hamilton
Lambert & Associates

Alan G. Merten
President,
George Mason University

William E. "Rick" Peterson
President, Peterson Management

James D. Russo
Executive Director of Finance,
MiddleBrook Pharmaceuticals, Inc.

George P. Shafran
President, Geo. P. Shafran
& Associates, Inc.

Alice M. Starr
President & Chief Executive
Officer, Starr Strategies

CARDINAL OFFICERS

CARDINAL FINANCIAL CORPORATION

Bernard H. Clineburg
Chairman of the Board &
Chief Executive Officer

Christopher W. Bergstrom
Executive Vice President,
Chief Risk Officer

Robert E. Bradecamp
Executive Vice President,
Corporate Treasurer

Kendal E. Carson
President

Janice A. Cross
Vice President, Assistant Secretary

Jennifer L. Deacon
Senior Vice President,
Controller & Secretary

Jonathan M. Klugman
Senior General Auditor

Kim C. Liddell
Executive Vice President,
Chief Operating Officer

Eleanor D. Schmidt
Executive Vice President,
Chief Compliance Officer

Mark A. Wendel
Executive Vice President,
Chief Financial Officer

CARDINAL BANK

Bernard H. Clineburg
Chairman of the Board,
President & Chief Executive
Officer

Christopher W. Bergstrom
Regional President,
Chief Credit Officer

Robert E. Bradecamp
Executive Vice President,
Corporate Treasurer

Kathleen Walsh Carr
President, Cardinal Bank/
Washington

Kendal E. Carson
Senior Executive Vice President

Dennis M. Griffith
Executive Vice President,
Real Estate Group

Todd W. Hewitt
Executive Vice President

Guy S. Johnston
Executive Vice President

Kim C. Liddell
Executive Vice President,
Chief Operating Officer

John W. Mockoviak
President, Wealth
Management Services

Betsy Piper/Bach
President, Trust and Investments

F. Kevin Reynolds
Regional President

Eleanor D. Schmidt
Executive Vice President,
Chief Compliance Officer

Mark A. Wendel
Executive Vice President,
Chief Financial Officer

GEORGE MASON MORTGAGE, LLC

D. Gene Merrill
Chairman of the Board
& Chief Executive Officer

H. Ed Dean
President

Daniel V. Lawson
Chief Financial Officer

WILSON/BENNETT CAPITAL MANAGEMENT, INC.

Steven F. Collins
Vice President,
Business Development

Benjamin V. Hill
Vice President,
Portfolio Manager

James S. O'Donnell
Senior Vice President,
Senior Portfolio Manager

Betsy Piper/Bach
Chief Investment Officer

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102
703.584.3400

STOCK LISTING

Cardinal Financial Corporation common stock is listed on the NASDAQ Global Select Market under the symbol CFNL. The stock is typically listed as CardFnc in regional newspapers. At the close of business on January 31, 2008, there were 634 record holders of the Corporation's common stock.

Quarterly Common Stock Prices

Market Price	High ($)	Low ($)
2007		
4th Quarter	10.49	8.56
3rd Quarter	10.20	8.50
2nd Quarter	10.07	9.40
1st Quarter	10.82	9.62
2006		
4th Quarter	11.17	9.71
3rd Quarter	12.01	10.21
2nd Quarter	13.68	10.63
1st Quarter	13.54	10.62

A performance graph that compares the Corporation's stock price with two indices over the past five years has been included in the Corporation's 2007 Annual Report on Form 10-K that is also being mailed to shareholders.

FINANCIAL INFORMATION

The Corporation's 2007 Annual Report on Form 10-K has been filed with the Securities and Exchange Commission and contains the Corporation's consolidated financial statements and notes thereto and management's discussion and analysis of financial condition and results of operation. A copy of this document is being mailed to shareholders. Copies of this document and other filings, including exhibits thereto, may be obtained electronically at the SEC's Web site at www.sec.gov. The Annual Report, Form 10-K and other corporate publications are available online at www.cardinalbank.com under Investor Relations – SEC Filings. They are also available by request, free of charge, by writing to Investor Relations, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

ANNUAL SHAREHOLDERS MEETING

The Corporation's annual meeting of shareholders will be held at 10 a.m. (ET) on Friday, April 18, 2008, at the Hyatt Fair Lakes, 12777 Fair Lakes Circle, Fairfax, Virginia.

GENERAL INFORMATION

Please visit the Corporation's Web site at www.cardinalbank.com for information about online banking, products and services, news releases or investor relations. You can also call 703.584.3400 or 800.473.3247.

REGISTRAR AND TRANSFER AGENT

American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
800.937.5449

Cardinal Executive Officers as of March 2008.

Caution About Forward-Looking Statements

We make statements in this 2007 Annual Report that are subject to risks and uncertainties. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends" or other similar words or terms are intended to identify forward-looking statements. You should not place undue reliance upon any forward-looking statement. Except as required by federal securities laws, Cardinal Financial Corporation undertakes no obligation to update or revise any forward-looking statement.

For an explanation of the risks and uncertainties, you should also read Cardinal Financial Corporation's Annual Report on Form 10-K for the year ended December 31, 2007, and the consolidated financial statements and related notes to the consolidated financial statements contained therein as filed with the Securities and Exchange Commission. This report can be obtained at the Company's Web site (www.cardinalbank.com) or at the Commission's Web site (www.sec.gov).

CORPORATE HEADQUARTERS
8270 Greensboro Drive
Suite 500
McLean, Virginia 22102
703.584.3400
800.473.3247

CARDINAL BANK BANKING CENTERS

ALEXANDRIA
1737 King Street
Alexandria, Virginia 22314
703.460.4040

ANNANDALE
4115 Annandale Road
Annandale, Virginia 22003
703.584.3877

ARLINGTON
2100 N. Glebe Road
Arlington, Virginia 22207
703.387.2473

BETHESDA
7315 Wisconsin Avenue
Bethesda, Maryland 20814
301.652.0997

CHANTILLY
14000 Sullyfield Circle
Chantilly, Virginia 20151
703.378.6575

FAIRFAX
10641 Lee Highway
Fairfax, Virginia 22030
703.934.9200

FAIRFAX CORNER
4100 Monument Corner Drive
Fairfax, Virginia 22030
703.222.4375

FREDERICKSBURG
501 C Jefferson Davis Highway
Fredericksburg, Virginia 22401
540.899.7799

GREENSBORO
8270 Greensboro Drive
McLean, Virginia 22102
703.584.3500

HERNDON
199 Elden Street
Herndon, Virginia 20170
703.584.3820

K STREET
1776 K Street, NW
Washington, D.C. 20006
202.331.3950

LEESBURG
20 Catoctin Circle, SE
Leesburg, Virginia 20175
703.771.3353

MANASSAS
9626 Center Street
Manassas, Virginia 20110
703.393.8200

McLEAN
1313 Dolley Madison Boulevard
McLean, Virginia 22101
703.356.6060

PURCELLVILLE
440 East Main Street
Purcellville, Virginia 20132
540.338.3325

RESTON
11150 Sunset Hills Road
Reston, Virginia 20190
703.460.4000

STAFFORD
289 Garrisonville Road
Stafford, Virginia 22554
540.288.3900

STERLING
46005 Regal Plaza
Sterling, Virginia 20165
703.444.4296

STERLING PARK
101 Enterprise Street
Sterling, Virginia 20164
703.584.3880

TYSONS CORNER
1650 Tysons Boulevard
McLean, Virginia 22102
703.760.9457

UNION MILL
5766 Union Mill Road
Clifton, Virginia 20124
703.584.3890

UNIVERSITY MALL
10695 Braddock Road
Fairfax, Virginia 22032
703.584.3833

WASHINGTON BOULEVARD
3434 Washington Boulevard
Arlington, Virginia 22201
703.807.0002

WOODBRIDGE
13870 Smoketown Road
Woodbridge, Virginia 22192
703.680.4004

WOODBRIDGE PARKWAY
14000 Jefferson Davis Highway
Woodbridge, Virginia 22191
703.491.6907

WILSON/BENNETT CAPITAL MANAGEMENT, INC.
8270 Greensboro Drive
Suite 400
McLean, Virginia 22102
703.584.6020

CARDINAL WEALTH SERVICES, INC.

CORPORATE HEADQUARTERS
8270 Greensboro Drive
Suite 100
McLean, Virginia 22102
703.584.3470

GEORGE MASON MORTGAGE, LLC

CORPORATE HEADQUARTERS
4100 Monument Corner Drive
Suite 100
Fairfax, Virginia 22030
703.273.2600
800.867.6859

BETHESDA
6550 Rock Spring Drive
Suite 655
Bethesda, Maryland 20817
301.841.1300

LAKE RIDGE
2750 Killarney Drive
Lakepoint One, Suite 105
Woodbridge, Virginia 22192
703.680.3998

LEESBURG
606 South King Street
Suite 200
Leesburg, Virginia 20175
703.443.1900

PRINCE FREDERICK
65 Duke Street
Suite 205
Prince Frederick, Maryland 20678
301.855.7652

WASHINGTON, DC
5225 Wisconsin Avenue, NW
Suite 600
Washington, D.C. 20015
202.274.3560

WINCHESTER
521 South Cameron Street
Winchester, Virginia 22601
540.723.9912

SCHOOL BANKS

ATE $AVES BANK
Annandale Terrace Elementary School
Annandale, Virginia

BUSY BEE BANK
Clearview Elementary School
Herndon, Virginia

COUGAR BRANCH
Benton Middle School
Manassas, Virginia

EAGLES' NEST EGG BANK
Armstrong Elementary School
Reston, Virginia

IDEAL BANK OF EXCELLENCE
Ideal Academy Public Charter School
Washington, D.C.

MONCURE BEAR KID'S BANK
Moncure Elementary School
Stafford, Virginia

SOARING EAGLES BANK
Potowmack Elementary School
Sterling, Virginia

STARS AND STRIPES BANK
Springwoods Elementary School
Woodbridge, Virginia

SUNRISE SAVINGS
Sunrise Valley Elementary School
Reston, Virginia

WILDCAT BANK & TRUST
Elizabeth Vaughan Elementary School
Woodbridge, Virginia

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 26 2008
Washington, DC
111

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 0-24557

CARDINAL FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	**54-1874630** (I.R.S. Employer Identification No.)
8270 Greensboro Drive, Suite 500 **McLean, Virginia** (Address of principal executive offices)	**22102** (Zip Code)

Registrant's telephone number, including area code: **(703) 584-3400**
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $1.00 per share	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of June 30, 2007: $204,482,931.

The number of shares outstanding of Common Stock, as of March 11, 2008, was 24,164,061.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K. With the exception of the portions of the Proxy Statement specifically incorporated herein by reference, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	21
Item 1B.	Unresolved Staff Comments	26
Item 2.	Properties	26
Item 3.	Legal Proceedings	26
Item 4.	Submission of Matters to a Vote of Security Holders	26
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	27
Item 6.	Selected Financial Data	29
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	30
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	68
Item 8.	Financial Statements and Supplementary Data	69
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	119
Item 9A.	Controls and Procedures	119
Item 9B.	Other Information	119
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	120
Item 11.	Executive Compensation	120
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	120
Item 13.	Certain Relationships and Related Transactions, and Director Independence	120
Item 14.	Principal Accounting Fees and Services	120
	Part IV	
Item 15.	Exhibits, Financial Statement Schedules	121

This Annual Report on Form 10-K has not been reviewed, or confirmed for accuracy or relevance, by the Federal Deposit Insurance Corporation.

PART I

Item 1. Business

Overview

Cardinal Financial Corporation, a financial holding company, was formed in late 1997 as a Virginia corporation, principally in response to opportunities resulting from the consolidation of several Virginia-based banks with regional bank holding companies. In our market area, these bank consolidations had been accompanied by the dissolution of local boards of directors and relocation or termination of management and customer service professionals.

We own Cardinal Bank, a Virginia state-chartered community bank headquartered in Tysons Corner, Virginia. Cardinal Bank has offices in Alexandria, Annandale, Arlington, Chantilly, Clifton, Fairfax, Fredericksburg, Herndon, Leesburg, Manassas, McLean, Purcellville, Reston, Stafford, Sterling, Sterling Park, Tysons Corner, and Woodbridge, Virginia, Washington, D.C. and Bethesda, Maryland. We conduct all of our business through Cardinal Bank (the "Bank"), our principal operating unit, its subsidiary George Mason Mortgage, LLC ("George Mason"), Cardinal Wealth Services, Inc. ("CWS"), and Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett").

Cardinal Bank offers a wide range of traditional bank loan and deposit products and services to both our commercial and retail customers. Our commercial relationship managers focus on attracting small and medium sized businesses as well as government contractors, commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys. We have 25 branch office locations and provide competitive products and services.

George Mason engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis through seven branches located throughout the metropolitan Washington, D.C. region. George Mason is one of the largest residential mortgage originators in the greater Washington metropolitan area, generating originations of approximately $2.2 billion in 2007 and $3.0 billion in 2006, excluding advances on construction loans and including loans purchased from other mortgage banking companies owned by local home builders but managed by George Mason.

CWS provides brokerage and investment services through a contract with Raymond James Financial Services, Inc. Under this contract, financial advisors can offer our customers an extensive range of financial products and services, including estate planning, qualified retirement plans, mutual funds, annuities, life insurance, fixed income and equity securities and equity research and recommendations. CWS's principal source of revenue is the net commissions it earns on the purchases and sales of investment products to its customers.

Wilson/Bennett provides professional investment management of financial assets with asset preservation as the primary goal. Clients include individuals, pension plans and medium sized corporations. Wilson/Bennett utilizes a value oriented investment approach and focuses on large capitalization stocks as well as cash management services. Wilson/Bennett earns fees based upon the market value of its clients' portfolios.

On February 9, 2006, Cardinal Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc. As a result of this transaction, the Bank acts as trustee or custodian for client assets and earns fees primarily based upon balances under management. This transaction has helped to diversify the Bank's sources of non-interest income and allows us to provide additional services to our customers.

Growth Strategy

We believe that the strong demographic characteristics of our market, the ongoing bank consolidation, and the stable economy in the metropolitan Washington, D.C. area, particularly in Northern Virginia, provide a significant opportunity to continue building a successful community-focused banking franchise. We intend to continue to expand our business through internal growth, as well as selective geographic expansion, while maintaining strong asset quality and achieving increasing profitability. The strategy for achieving these objectives includes the following:

Expand our footprint through branch expansion. We intend to continue to expand our footprint by establishing new branches and potentially acquiring existing branches or other financial institutions in communities that present attractive growth opportunities within Northern Virginia and other markets in the greater Washington, D.C. metropolitan area. During the first quarter of 2007, we opened two branch banking offices, our first branch banking office in Bethesda, Maryland, and a second location in Arlington, Virginia.

As a result of the recent consolidation of banks in our market, we expect to continue to have opportunities to acquire or lease former branch sites from other financial institutions. As we have done in the past, we may acquire additional sites prior to planned branch openings when we believe the sites are attractive and are available on favorable terms. Our current plans, which are subject to change, contemplate that we will add no new branches in 2008. Because the opening of each new branch increases our operating expenses, we intend to stage future branch openings in an effort to minimize the impact of these expenses on our results of operations.

Capitalize on the continued bank consolidation in our market. We anticipate that recently announced or completed bank mergers will result in further consolidation in our target market and intend to capitalize on the dislocation of customers resulting from this consolidation. We believe this consolidation creates opportunities for us to further expand our branch network, as discussed above, as well as to increase our market share of bank deposits within our target market. As a local banking organization, we believe we can compete effectively by providing a high level of personalized service in a service-oriented and customer-centric branch system. We will also continue to explore the possibility of further growth through acquisition in Virginia, the metropolitan Washington, D.C. market, or other areas if we believe that such expansion will strengthen the Company by diversifying its customer base and sources of revenue and be accretive to earnings within a reasonable time frame.

Expand our lending activities. We have substantially increased our legal lending limit to $24.0 million as of December 31, 2007 as a result of the completion of our secondary common stock offering in May 2005, and earnings retained in the business. The increase in our legal lending limit allows us to further expand our commercial and real estate lending activities. It also improves our ability to serve larger residential homebuilders and allows us to seek business from larger government contractors. According to George Mason University's Center for Regional Analysis, federal government spending in the greater Washington region was approximately $119 billion in 2007, and we believe there are unique growth opportunities in this sector of our regional economy. Our goal is to aggressively grow our loan portfolio while maintaining superior asset quality through conservative underwriting practices. During periods of growth in our loan portfolio, our earnings could be adversely impacted by provisions to our allowance for loan losses as a result of increases in loan balances.

Continue to recruit experienced bankers. We have been successful in recruiting senior bankers with experience in and knowledge of our market who have been displaced or have grown dissatisfied as a result of the previously mentioned bank consolidation. We intend to continue our efforts to recruit experienced bankers, particularly experienced lenders, who can immediately generate additional loan volume through their existing credit relationships.

Focus on specialized lending services. We have expanded certain existing product lines, including government contract receivables lending, SBA guaranteed lending, and retail lending. Our commercial relationship managers focus on attracting small and medium sized businesses, including commercial real estate developers, builders, country clubs, and professionals such as physicians, accountants and attorneys. Our goal is to create a diversified, community-focused banking franchise, balanced between retail, commercial and real estate transactions and services.

Offer additional financial products and services. George Mason has increased our fee income and has allowed us to offer our existing customer base a far greater array of mortgage loan products. In addition, we market our traditional banking, trust and wealth management products to the George Mason customer base. Our focus at George Mason is to build and maintain relationships with local and national homebuilders in an attempt to reduce reliance on the cyclical refinancing market. Building relationships with larger homebuilders assists us in our efforts to increase our commercial real estate lending activities.

We plan to further develop and expand the investment services we offer through CWS, Wilson/Bennett and through our trust services department. We believe we have opportunities to cross-sell additional services to both our traditional banking customers and George Mason's customers. We further believe we will be able to attract new customers by offering a broader array of financial products and services.

Business Segment Operations

We operate in three business segments, commercial banking, mortgage banking and wealth management and trust services. The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment provides customers with several choices of deposit products, including demand deposit accounts, savings accounts and certificates of deposit. The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis. The wealth management and trust services segment provides investment and financial advisory services to businesses and individuals, including financial planning, retirement/estate planning, trust, estates, custody, investment management, escrows, and retirement plans.

Results related to the assets acquired and liabilities assumed from FBR National Trust Company have been reflected in the wealth management and trust services segment since the date of their acquisition and assumption, February 9, 2006.

For financial information about the reportable segments, see "Business Segment Operations" in Item 7 below and note 18 of the notes to the consolidated financial statements in Item 8 below.

Market Area

We consider our primary target market to be the greater Washington metropolitan area, which includes the District of Columbia, the Northern Virginia counties of Arlington, Fairfax, Fauquier, Loudoun, Prince William, Spotsylvania and Stafford, the Northern Virginia cities of Alexandria, Fairfax, Falls Church, Fredericksburg, and Manassas, and the Maryland counties of Frederick, Montgomery and Prince Georges. We will, however, consider expansion into other areas if we believe such expansion will strengthen the Company by diversifying its customer base and sources of revenue and be accretive to earnings within a reasonable time frame.

Based on estimates released by the U.S. Census Bureau, the population of the greater Washington metropolitan area was approximately 5.3 million people in 2006, the eighth largest metropolitan statistical area in the country. The median annual household income for this area in 2006 was approximately $79,000, which makes it one of the wealthiest regions in the country. Based on estimates released by the Bureau of Labor Statistics of the U.S. Department of Labor for December 2007 the unemployment rate for the greater Washington metropolitan area was approximately 3.0% compared to a national unemployment rate of 4.8%. As of June 30, 2007, total deposits in this area were approximately $155 billion as reported by the Federal Deposit Insurance Corporation ("FDIC").

Our headquarters is located approximately seven miles west of Washington, D.C. in Fairfax County, Virginia. Fairfax County, with over one million people, is the most populous county in Virginia and the most populous jurisdiction in the Washington, D.C. area. According to the latest U.S. Census Bureau estimates, Fairfax County also has the highest median household income of any county in the United States of $100,300, recently surpassing our neighbor, Loudoun County.

Competition

The greater Washington region is dominated by branches of large regional or national banks headquartered outside of the region. Our market area is a highly competitive, highly branched, banking market. We compete as a financial intermediary with other commercial banks, savings and loan associations, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, mutual fund groups and other types of financial institutions. George Mason faces significant competition from both traditional financial institutions and other national and local mortgage banking operations.

The competition to acquire deposits and to generate loans, including mortgage banking loans, is intense, and pricing is important. Many of our competitors are larger and have substantially greater resources and lending limits than we do. In addition, many competitors offer more extensive branch and ATM networks than we currently have. Larger institutions operating in the greater Washington market have access to funding sources at lower costs than are available to us since they have larger and more diverse fund generating capabilities. However, we believe that we have and will continue to be successful in competing in this environment due to an emphasis on a high level of personalized customer service, localized and more responsive decision making, and community involvement.

Of the $155 billion in bank deposits in the greater Washington region at June 30, 2007, approximately 81% were held by banks that are either based outside of the greater Washington region or are operating wholesale banks that generate deposits nationally. Excluding the deposits held by institutions based outside our region, we have grown to the seventh largest financial institution headquartered in the greater Washington region as measured by total deposits. By providing competitive products and more personalized service and being actively involved in our local communities, we believe we can continue to increase our share of this deposit market.

Customers

We believe that the recent and ongoing bank consolidation within Northern Virginia and the greater Washington region provides a significant opportunity to build a successful, locally-oriented banking franchise. We also believe that many of the larger financial institutions in our area do not emphasize the high level of personalized service to small and medium-sized commercial businesses, professionals or individual retail customers that we emphasize.

We expect to continue serving these business and professional markets with experienced commercial relationship managers, and we have increased our retail marketing efforts through the expansion of our branch network and development of additional retail products and services. We expanded our deposit market share through aggressive marketing of our President's Club, Chairman's Club, Simply Savings and Monster Money Market relationship products and our Totally Free Checking product.

Banking Products and Services

Our principal business is to accept deposits from the public and to make loans and other investments. The principal sources of funds for the Bank's loans and investments are demand, time, savings and other deposits, repayments of existing loans, and borrowings. Our principal source of income is interest collected on loans, investment securities and other investments. Non-interest income, which includes among other things deposit and loan fees and service charges, gains on sales of loans, investment fee income, and management fee income, is the next largest component of our revenues. Our principal expenses are interest expense on deposits and borrowings, employee compensation and benefits, occupancy-related expenses, and other overhead expenses.

The principal business of George Mason, the Bank's mortgage banking subsidiary, is to originate residential loans for sale into the secondary market on a best efforts basis. These loans are closed and serviced by George Mason on an interim basis pending their ultimate sale to a permanent investor. The mortgage subsidiary funds these loans through a line of credit from Cardinal Bank and cash available through its own operations. George Mason's income on these loans is generated from the fees it charges its customers, the gains it recognizes upon the sales of loans and the interest income it earns while the loans are being serviced. Costs associated with these loans are primarily comprised of salaries and commissions paid to loan originators and support personnel, interest expense incurred while the loans are held pending sale and other expenses associated with the origination of the loans. In addition, George Mason generates management fee income by providing specific services to other mortgage banking companies owned by local home builders.

George Mason also offers a construction-to-permanent loan program. This program provides variable and fixed rate financing for customers to construct their residences. Once the home has been completed, the loan converts to fixed rate financing and is sold into the secondary market. These construction-to-permanent loans generate fee income as well as net interest income for George Mason and are classified as loans held for sale.

George Mason's business is both cyclical and seasonal. The cyclical nature of its business is influenced by, among other things, the levels of and trends in mortgage interest rates, national and local economic conditions and consumer confidence in the economy. Historically, George Mason has its lowest levels of quarterly loan closings during the first quarter of the year.

Both Cardinal Bank and George Mason are committed to providing high quality products and services to their customers, and have made a significant investment in their core information technology systems. These systems provide the technology that fully automates the branches, processes bank transactions, mortgage originations, other loans and electronic banking, conducts database and direct response marketing, provides cash management solutions, streamlined reporting and reconciliation support.

With this investment in technology, the Bank offers internet-based delivery of products for both individuals and commercial customers. Customers can open accounts, apply for loans, check balances, check account history, transfer funds, pay bills, download account transactions into Quicken™ and Microsoft Money™, and correspond via e-mail with the Bank over the internet. The internet provides an inexpensive way for the Bank to expand its geographic borders and branch activities while providing services offered by larger banks.

We offer a broad array of products and services to our customers. A description of our products and services is set forth below.

Lending

We offer a full range of short to long-term commercial, real estate and consumer lending products and services, which are described in further detail below. We have established target percentage goals for each type of loan to insure adequate diversification of our loan portfolio. These goals, however, may change from time to time as a result of competition, market conditions, employee expertise, and other factors. Commercial and industrial loans, real estate-commercial loans, real estate-construction loans, real estate-residential loans, home equity loans, and consumer loans account for approximately 13%, 40%, 18%, 20%, 8% and 1%, respectively of our loan portfolio at December 31, 2007.

Commercial and Industrial Loans. We make commercial loans to qualified businesses in our market area. Our commercial lending portfolio consists primarily of commercial and industrial loans for the financing of accounts receivable, inventory, property, plant and equipment. Our government contract lending group provides secured lending to government contracting firms and businesses based primarily on receivables from the federal government. We also offer Small Business Administration (SBA) guaranteed loans and asset-based lending arrangements to our customers. We are certified as a preferred lender by the SBA, which provides us with much more flexibility in approving loans guaranteed under the SBA's various loan guaranty programs.

Commercial and industrial loans generally have a higher degree of risk than residential mortgage loans, but have commensurately higher yields. Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his or her salary and other income and are secured by residential real estate, the value of which generally is ascertainable. In contrast, commercial loans typically are made on the basis of the borrower's ability to repay the loan from the cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory, the values of which may decline over time and generally cannot be appraised with as much precision as residential real estate. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent upon the commercial success of the business itself.

To manage these risks, our policy is to secure the commercial loans we make with both the assets of the business, which are subject to the risks described above, and other additional collateral and guarantees that may be available. In addition, we actively monitor certain attributes of the borrower and the credit facility, including advance rate, cash flow, collateral value and other credit factors that we consider appropriate.

Commercial Mortgage Loans. We originate commercial mortgage loans. These loans are primarily secured by various types of commercial real estate, including office, retail, warehouse, industrial and other non-residential types of properties and are made to the owners and/or occupiers of such property. These loans generally have maturities ranging from one to ten years.

Commercial mortgage lending entails significant additional risk compared with traditional residential mortgage lending. Commercial mortgage loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income-producing properties is typically dependent upon the successful operation of a business or real estate project and thus may be subject, to a greater extent than is the case with residential mortgage loans, to adverse conditions in the commercial real estate market or in the general economy. Our commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we generally require personal guarantees or endorsements with respect to these loans. In the loan underwriting process, we also carefully consider the location of the property that will be collateral for the loan.

Loan-to-value ratios for commercial mortgage loans generally do not exceed 80%. We permit loan-to-value ratios of up to 80% if the borrower has appropriate liquidity, net worth and cash flow.

Residential Mortgage Loans. Residential mortgage loans are originated by both Cardinal Bank and George Mason. Our residential mortgage loans consist of residential first and second mortgage loans, residential construction loans and home equity lines of credit and term loans secured by the residences of borrowers. Second mortgage and home equity lines of credit are used for home improvements, education and other personal expenditures. We make mortgage loans with a variety of terms, including fixed, floating and variable interest rates, with maturities ranging from three months to thirty years.

Residential mortgage loans generally are made on the basis of the borrower's ability to repay the loan from his or her salary and other income and are secured by residential real estate, the value of which is generally readily ascertainable. These loans are made consistent with our appraisal and real estate lending policies, which detail maximum loan-to-value ratios and maturities. Residential mortgage loans and home equity lines of credit secured by owner-occupied property generally are made with a loan-to-value ratio of up to 80%. Loan-to-value ratios of up to 90% may be allowed on residential owner-occupied property if the borrower exhibits unusually strong creditworthiness. We generally do not make residential loans which, at the time of inception, have loan-to-value ratios in excess of 90%.

Construction Loans. Our construction loan portfolio consists of single-family residential properties, multi-family properties and commercial projects. Construction lending entails significant additional risks compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Construction loans also involve additional risks since funds are advanced while the property is under construction, which property has uncertain value prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To reduce the risks associated with construction lending, we limit loan-to-value ratios for owner occupied residential or commercial properties to 80%, and for investor-owned residential or commercial properties to 80% of when-completed appraised values. We expect that these loan-to-value ratios will provide sufficient protection against fluctuations in the real estate market to limit the risk of loss. Maturities for construction loans generally range from 12 to 24 months for residential, non-residential and multi-family properties.

Consumer Loans. Our consumer loans consist primarily of installment loans made to individuals for personal, family and household purposes. The specific types of consumer loans we make include home improvement loans, automobile loans, debt consolidation loans and general consumer lending.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as lines of credit, or secured by rapidly depreciable assets, such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans. A loan may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan, such as the bank, and a borrower may be able to assert against such assignee claims and defenses that it has against the seller of the underlying collateral.

Our policy for consumer loans is to accept moderate risk while minimizing losses, primarily through a careful credit and financial analysis of the borrower. In evaluating consumer loans, we require our lending officers to review the borrower's level and stability of income, past credit history, amount of debt currently outstanding and the impact of these factors on the ability of the borrower to repay the loan in a timely manner. In addition, we require our banking officers to maintain an appropriate differential between the loan amount and collateral value.

We also issue credit cards to certain of our customers. In determining to whom we will issue credit cards, we evaluate the borrower's level and stability of income, past credit history and other factors. Finally, we make additional loans that are not classified in one of the above categories. In making such loans, we attempt to ensure that the borrower meets our loan underwriting standards.

Loan Participations

From time to time we purchase and sell commercial loan participations to or from other banks within our market area. All loan participations purchased have been underwritten using the bank's standard and customary underwriting criteria and are in good standing.

Deposits

We offer a broad range of interest-bearing and non-interest-bearing deposit accounts, including commercial and retail checking accounts, money market accounts, individual retirement accounts, regular interest-bearing savings accounts and certificates of deposit with a range of maturity date options. The primary sources of deposits are small and medium-sized businesses and individuals within our target market. Senior management has the authority to set rates within specified parameters in order to remain competitive with other financial institutions in our market area. All deposits are insured by the FDIC up to the maximum amount permitted by law. We have a service charge fee schedule, which is generally competitive with other financial institutions in our market, covering such matters as maintenance fees and per item processing fees on checking accounts, returned check charges and other similar fees.

Courier Services

We offer courier services to our business customers. Courier services permit us to provide the convenience and personalized service that our customers require by scheduling pick-ups of deposits and other banking transactions.

Deposit on Demand

We provide our commercial banking customers electronic deposit capability through our Deposit on Demand product. Business customers who sign up for this service can scan their deposits and send electronic batches of their deposits to the bank. This product reduces or eliminates the need for businesses with daily deposits and high check volume to visit the bank and provides the benefit of viewing images of deposited checks.

Telephone and Internet Banking

We believe that there is a strong demand within our market for telephone banking and internet banking. These services allow both commercial and retail customers to access detailed account information and execute a wide variety of banking transactions, including balance transfers and bill payment. We believe that these services are particularly attractive to our customers, as it enables them at any time to conduct their banking business and monitor their accounts. Telephone and internet banking assist us in attracting and retaining customers and encourages our existing customers to consider Cardinal for all of their banking and financial needs.

During 2007, we introduced Cardinal Mobile Banking to our customers. Customers who sign up for this service can access their accounts from any internet-enabled cell phone, PDA or mobile device.

Customers can check their balance, view account activity, transfer funds between deposit accounts, and pay their bills online. Cardinal Mobile Banking is encrypted using the Wireless Transport Layer Security (WTLS) protocol, which provides the highest level of security available today. As part of our Mobile Banking service, customers can also receive text messages about their account balances and recent transaction activity.

Automatic Teller Machines

We have an ATM at each of our branch offices and we make other financial institutions' ATMs available to our customers.

Other Products and Services

We offer other banking-related specialized products and services to our customers, such as travelers' checks, coin counters, wire services, and safe deposit box services. We issue letters of credit and standby letters of credit for some of our commercial customers, most of which are related to real estate construction loans. We have not engaged in any securitizations of loans.

Credit Policies

Our chief credit officer and senior lending officers are primarily responsible for maintaining both a quality loan portfolio and a strong credit culture throughout the organization. The chief credit officer is responsible for developing and updating our credit policies and procedures, which are approved by the board of directors. Senior lending officers may make exceptions to these credit policies and procedures as appropriate, but any such exception must be documented and made for sound business reasons, and, if the loan is in excess of the officer's lending limit, be approved by the chief credit officer.

Credit quality is controlled by the chief credit officer through compliance with our credit policies and procedures. Our risk-decision process is actively managed in a disciplined fashion to maintain an acceptable risk profile characterized by soundness, diversity, quality, prudence, balance and accountability. Our credit approval process consists of specific authorities granted to the lending officers and combinations of lending officers. Loans exceeding a particular lending officer's level of authority, or the combined limit of several officers, are reviewed and considered for approval by an officers' loan committee and, when above a specified amount, by a committee of the Bank's board of directors. Generally, loans greater than $1,500,000 require committee approval. Our policy allows exceptions for very specific conditions, such as loans secured by deposits at our Bank. The chief credit officer works closely with each lending officer at the Bank level to ensure that the business being solicited is of the quality and structure that fits our desired risk profile.

Under our credit policies, we monitor our concentration of credit risk. We have established credit concentration guideline limits for commercial and industrial loans, real estate—commercial loans, real estate—residential loans and consumer purpose loans, which include home equity loans. Furthermore, the Bank has established limits on the total amount of the Bank's outstanding loans to one borrower, all of which are set below legal lending limits.

Loans closed by George Mason are underwritten in accordance with guidelines established by the various secondary market investors to which George Mason sells its loans. George Mason may originate non-traditional loans, such as negative amortization loans, for these investors.

Brokerage and Asset Management Services

CWS provides brokerage and investment services through an arrangement with Raymond James Financial Services, Inc. Under this arrangement, financial advisors can offer our customers an extensive range of investment products and services, including estate planning, qualified retirement plans, mutual funds, annuities, life insurance, fixed income and equity securities and equity research and recommendations. Through Wilson/Bennett, we also offer asset management services to customers using a value-oriented approach that focuses on large capitalization stocks.

On February 9, 2006, the Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc. This acquisition allowed us to create a trust division, and services provided by our trust division include trust, estates, custody, investment management, escrows, and retirement plans. The addition of trust services diversifies the Bank's sources of non-interest income and allows us to provide additional services to our customers.

Employees

At December 31, 2007, we had 364 full-time equivalent employees. None of our employees are represented by any collective bargaining unit. We believe our relations with our employees are good.

Government Supervision and Regulation

General

As a financial holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. Other federal and state laws govern the activities of our bank subsidiary, including the activities in which it may engage, the investments that it makes, the aggregate amount of loans that it may grant to one borrower, and the dividends it may declare and pay to us. Our bank subsidiary is also subject to various consumer and compliance laws. As a state-chartered bank, the Bank is primarily subject to regulation, supervision and examination by the Bureau of Financial Institutions of the Virginia State Corporation Commission. Our bank subsidiary also is subject to regulation, supervision and examination by the Federal Deposit Insurance Corporation. As part of our bank subsidiary, George Mason is subject to the same regulations as the Bank.

The following description summarizes the more significant federal and state laws applicable to us. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act

Under the Bank Holding Company Act, we are subject to periodic examination by the Federal Reserve and required to file periodic reports regarding our operations and any additional information that the Federal Reserve may require. Our activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank; and

- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares), or merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and if the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act ("GLBA"), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities, such as insurance underwriting and securities underwriting and distribution. In addition, financial holding companies may also acquire or engage in certain activities in which bank holding companies are not permitted to engage in, such as travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. We became a financial holding company in 2004.

Payment of Dividends

We are a legal entity separate and distinct from Cardinal Bank, CWS, Wilson/Bennett, and Cardinal Statutory Trust I. Virtually all of our cash revenues will result from dividends paid to us by our bank subsidiary and interest earned on short term investments. Our bank subsidiary is subject to laws and regulations that limit the amount of dividends that it can pay. Under Virginia law, a bank may not declare a dividend in excess of its accumulated retained earnings. Additionally, our bank subsidiary may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by the bank in any calendar year exceeds the total of the bank's retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the FDIC. Our bank subsidiary may not declare or pay any dividend if, after making the dividend, the bank would be "undercapitalized," as defined in the banking regulations.

The FDIC and the state have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state and the FDIC have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

In addition, we are subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect our dividend policies. Regulators have indicated that financial holding companies should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

Insurance of Accounts, Assessments and Regulation by the FDIC

The deposits of our bank subsidiary are insured by the FDIC up to the limits set forth under applicable law. The deposits of our bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund, or "BIF", of the FDIC.

The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. In addition to being influenced by the risk profile of the particular depository institution, FDIC premiums are also influenced by the size of the FDIC insurance fund in relation to total deposits in FDIC insured banks. The FDIC has authority to impose special assessments.

In February 2006, The Federal Deposit Insurance Reform Act of 2005 and The Federal Deposit Insurance Reform Conforming Amendments Act of 2005 (collectively, "The Reform Act") was signed into law. This legislation contained technical and conforming changes to implement deposit insurance reform, as well as a number of study and survey requirements.

The Reform Act provides for the following changes:

- Merging the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") into a new fund, the Deposit Insurance Fund ("DIF"). This change was made effective March 31, 2006.
- Increasing the coverage limit for retirement accounts to $250,000 and indexing the coverage limit for retirement accounts to inflation as with the general deposit insurance coverage limit. This change was made effective April 1, 2006.
- Establishing a range of 1.15 percent to 1.50 percent within which the FDIC Board of Directors may set the Designated Reserve Ratio ("DRR").
- Allowing the FDIC to manage the pace at which the reserve ratio varies within this range.
    1. If the reserve ratio falls below 1.15 percent—or is expected to within 6 months—the FDIC must adopt a restoration plan that provides that the DIF will return to 1.15 percent generally within 5 years.
    2. If the reserve ratio exceeds 1.35 percent, the FDIC must generally dividend to DIF members half of the amount above the amount necessary to maintain the DIF at 1.35 percent, unless the FDIC Board, considering statutory factors, suspends the dividends.
    3. If the reserve ratio exceeds 1.5 percent, the FDIC must generally dividend to DIF members all amounts above the amount necessary to maintain the DIF at 1.5 percent.
- Eliminating the restrictions on premium rates based on the DRR and granting the FDIC Board the discretion to price deposit insurance according to risk for all insured institutions regardless of the level of the reserve ratio.
- Granting a one-time initial assessment credit (of approximately $4.7 billion) to recognize institutions' past contributions to the fund.
- Requiring the FDIC to conduct studies of three issues: (1) further potential changes to the deposit insurance system, (2) the appropriate deposit base in designating the reserve ratio, and (3) the FDIC's contingent loss reserving methodology and accounting for losses.

- Requiring the Comptroller General to conduct studies of (1) federal bank regulators' administration of the prompt corrective action program and recent changes to the FDIC deposit insurance system, and (2) the organizational structure of the FDIC.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the DIF. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are unaware of any existing circumstances that could result in termination of any of our bank subsidiary's deposit insurance.

Capital Requirements

Each of the FDIC and the Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, we and our bank subsidiary are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including specific off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings, qualifying perpetual preferred stock and minority interests in common equity accounts of consolidated subsidiaries, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance and pretax net unrealized holding gains on certain equity securities. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In summary, the capital measures used by the federal banking regulators are:

- Total Risk-Based Capital ratio, which is the total of Tier 1 Risk-Based Capital (which includes common shareholders' equity, trust preferred securities, minority interests and qualifying preferred stock, less goodwill and other adjustments) and Tier 2 Capital (which includes preferred stock not qualifying as Tier 1 capital, mandatory convertible debt, limited amounts of subordinated debt, other qualifying term debt and the allowance for loan losses up to 1.25 percent of risk-weighted assets and other adjustments) as a percentage of total risk-weighted assets
- Tier 1 Risk-Based Capital ratio (Tier 1 capital divided by total risk-weighted assets), and
- the Leverage ratio (Tier 1 capital divided by adjusted average total assets)

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Risk-Based Capital ratio of 10% or greater, a Tier 1 Risk-Based Capital ratio of 6% or greater, a Leverage ratio of 5% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure

- "adequately capitalized" if it has a Total Risk-Based Capital ratio of 8% or greater, a Tier 1 Risk-Based Capital ratio of 4% or greater, and a Leverage ratio of 4% or greater (or 3% in certain circumstances) and is not well capitalized
- "undercapitalized" if it has a Total Risk-Based Capital ratio of less than 8%, a Tier 1 Risk-Based Capital ratio of less than 4% (or 3% in certain circumstances), or a Leverage ratio of less than 4% (or 3% in certain circumstances)
- "significantly undercapitalized" if it has a Total Risk-Based Capital ratio of less than 6%, a Tier 1 Risk-Based Capital ratio of less than 3%, or a Leverage ratio of less than 3%, or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of tangible assets.

The risk-based capital standards of each of the FDIC and the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan acceptable to the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any financial holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. We are considered "well-capitalized" at December 31, 2007 and, in addition, our bank subsidiary maintains sufficient capital to remain in compliance with capital requirements and is considered "well-capitalized" at December 31, 2007.

Other Safety and Soundness Regulations

There are significant obligations and restrictions imposed on financial holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event that the depository institution is insolvent or is in danger of becoming insolvent. These obligations and restrictions are not for the benefit of investors. Regulators may pursue an administrative action against any financial holding company or bank which violates the law, engages in an unsafe or unsound banking practice, or which is about to engage in an unsafe or unsound banking practice. The administrative action could take the form of a cease and desist proceeding, a removal action against the responsible individuals or, in the case of a violation of law or unsafe and unsound banking practice, a civil monetary penalty action. A cease and desist order, in addition to prohibiting certain action, could also require that certain actions be undertaken. Under the policies of the Federal Reserve Board, we are required to serve as a source of financial strength to our subsidiary depository institution and to commit resources to support the Bank in circumstances where we might not do so otherwise.

The Bank Secrecy Act

Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file Suspicious Activity Reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act of 2001, enacted in response to the September 11, 2001 terrorist attacks, requires bank regulators to consider a financial institution's compliance with the BSA when reviewing applications from a financial institution. As part of its BSA program, the USA PATRIOT Act of 2001 also requires a financial institution to follow recently implemented customer identification procedures when opening accounts for new customers and to review U.S. government-maintained lists of individuals and entities that are prohibited from opening accounts at financial institutions.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowings and changes in reserve requirements against deposits held by federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the Federal Reserve System, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of our bank subsidiary, its subsidiary, or any of our other subsidiaries.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or non-personal time-deposits. NOW accounts and demand deposit accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements. For net transaction accounts in 2008, the first $9.3 million of balances will be exempt from reserve requirements. A 3% reserve ratio will be assessed on net transaction account balances over $9.3 million to and including $43.9 million. A 10% reserve ratio will be applied to amounts in net transaction account balances in excess of $43.9 million. These percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of our interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same as, or at least as favorable to those that, the bank has provided to a non-affiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions. Section 23B applies to "covered transactions" as well as sales of assets and payments of money to an affiliate. These transactions must also be conducted on terms substantially the same as, or at least favorable to those that, the bank has provided to non-affiliates.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and to entities controlled by any of the foregoing, may not exceed, together with all other outstanding loans to such person and entities controlled by such person, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers and principal shareholders of a bank or bank holding company, and to entities controlled by such persons, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a financial holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A financial holding company or any of its subsidiaries will not be permitted to engage in new activities authorized under the GLBA if any bank subsidiary received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Consumer Laws Regarding Fair Lending

In addition to the Community Reinvestment Act described above, other federal and state laws regulate various lending and consumer aspects of our business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers may experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums of money, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999

The Gramm-Leach-Bliley Act of 1999 covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating. We became a financial holding company in 2004.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in areas identified under the law. Under the law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, GLBA makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer credit reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are stricter than those contained in the act.

Future Regulatory Uncertainty

Because federal and state regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal and state regulation of financial institutions may change in the future and, as a result, impact our operations. Although Congress and the state legislature in recent years have sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Additional Information

We file with or furnish to the Securities and Exchange Commission ("SEC") annual, quarterly and current reports, proxy statements, and various other documents under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The public may read and copy any materials that we file with or furnish to the SEC at the SEC's Public Reference Room, which is located at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an internet website at *www.sec.gov* that contains reports, proxy and information statements and other information regarding registrants, including us, that file or furnish documents electronically with the SEC.

We also make available free of charge on or through our internet website (*www.cardinalbank.com*) our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and, if applicable, amendments to those reports as filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.

Item 1A. Risk Factors

Our operations are subject to many risks that could adversely affect our future financial condition and performance and, therefore, the market value of our Common Stock. The risk factors applicable to us are the following:

Our mortgage banking revenue is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market or higher interest rates and may adversely impact our profits.

Our mortgage banking segment is a significant portion of our consolidated business and maintaining our revenue stream in this segment is dependent upon our ability to originate loans and sell them to investors. Loan production levels are sensitive to changes in economic conditions and recently have suffered from a slowdown in the local housing market and tightening credit conditions. Any sustained period of decreased activity caused by further housing price pressure, loan underwriting restrictions or higher interest rates would adversely affect our mortgage originations and, consequently, reduce our income from mortgage banking activities. As a result, these conditions would also adversely affect our net income.

Deteriorating economic conditions may also cause home buyers to default on their mortgages. In certain of these cases where we have originated loans and sold them to investors, we may be required to repurchase loans or provide a financial settlement to investors if it is proven that the borrower failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable. Such repurchases or settlements would also adversely affect our net income.

George Mason, as part of the service it provides to its managed companies, purchases the loans managed companies originate at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors.

We have goodwill and other intangibles that may become impaired, and thus result in a charge against earnings.

At December 31, 2007, we had $12.9 million and $2.7 million of goodwill related to the George Mason and Wilson/Bennett acquisitions, respectively. In addition, we have identified and recorded other intangible assets, such as customer relationships and trade names, as of the acquisition dates of both George Mason and Wilson/Bennett. The carrying amount of these intangibles at December 31, 2007 was $1.1 million at George Mason and $179,000 at Wilson/Bennett. Goodwill and other intangibles are tested for impairment on an annual basis or when facts and circumstances indicate that impairment may have occurred.

As noted above, our mortgage banking segment is sensitive to changes in economic conditions, decreased economic activity, a slowdown in the housing market and higher interest rates. In addition to directly impacting our revenues and net income, these conditions, if sustained, may result in an impairment charge related to the goodwill and other intangibles at George Mason if we determine the carrying value of the goodwill and other intangible assets is greater than their fair value.

At Wilson/Bennett, we recorded an impairment loss totaling $2.9 million pretax, and $1.9 million after tax, during the quarter ended September 30, 2006. This was due to the loss of several significant clients as a result of the unexpected retirement of John W. Fisher, Wilson/Bennett's founder, Chief

Executive Officer and President. After that announcement, these clients terminated their asset management contracts, triggering the impairment evaluation.

In 2007, we performed the required annual test for impairment of goodwill, and our analysis showed the current carrying value of goodwill to be less than the fair value. However, we cannot fully predict future balances of assets under management, and future declines in assets managed by Wilson/Bennett as a result of additional losses in its client base or the lack of success in attracting and maintaining new clients could again result in an impairment condition and adversely impact earnings in future periods.

We may be adversely affected by economic conditions in our market area.

We are headquartered in Northern Virginia, and our market is the greater Washington, D.C. metropolitan area. Because our lending and deposit-gathering activities are concentrated in this market, we will be affected by the general economic conditions in the greater Washington area, which may, among other factors, be impacted by the level of federal government spending. Changes in the economy, and government spending in particular, may influence the growth rate of our loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic condition caused by inflation, recession, unemployment or other factors, would impact these local economic conditions and the demand for banking products and services generally, and could negatively affect our financial condition and performance.

We may not be able to successfully manage our growth or implement our growth strategies, which may adversely affect our results of operations and financial condition.

During the last five years, we have experienced significant growth, and a key aspect of our business strategy is our continued growth and expansion. Our ability to continue to grow depends, in part, upon our ability to:

- open new branch offices or acquire existing branches or other financial institutions;
- attract deposits to those locations and cross-sell new and existing depositors additional products and services; and
- identify attractive loan and investment opportunities.

We may not be able to successfully implement our growth strategy if we are unable to identify attractive markets, locations or opportunities to expand. Our ability to successfully manage our growth will also depend upon our ability to maintain capital levels sufficient to support this growth, maintain effective cost controls and adequate asset quality such that earnings are not adversely impacted to a material degree.

As we continue to implement our growth strategy by opening new branches or acquiring branches or other banks, we expect to incur increased personnel, occupancy and other operating expenses. In the case of new branches, we must absorb those higher expenses while we begin to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding earning assets. Thus, our plans to branch aggressively could depress our earnings in the short run, even if we efficiently execute our branching strategy.

We rely heavily on our management team and the unexpected loss of any of those personnel could adversely affect our operations; we depend on our ability to attract and retain key personnel.

We are a customer-focused and relationship-driven organization. We expect our future growth to be driven in a large part by the relationships maintained with our customers by our Chairman and Chief Executive Officer, Bernard H. Clineburg, and our other executive and senior lending officers. We have entered into employment agreements with Mr. Clineburg and six other executive officers. The existence of such agreements, however, does not necessarily assure us that we will be able to continue to retain their services. The unexpected loss of Mr. Clineburg or other key employees could have a significant adverse effect on our business and possibly result in reduced revenues and earnings. We maintain bank owned life insurance policies on all of our corporate executives.

The implementation of our business strategy will also require us to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships, as well as develop new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. While we have been recently successful in acquiring what we consider to be talented banking professionals, the market for talented people is competitive and we may not continue to be successful in attracting, hiring, motivating or retaining experienced banking professionals.

We may incur losses if we are unable to successfully manage interest rate risk.

Our future profitability will substantially depend upon our ability to maintain or increase the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. Changes in interest rates will affect our operating performance and financial condition. The shape of the yield curve can also impact net interest income. Changing rates will impact how fast our mortgage loans and mortgage backed securities will have the principal repaid. Rate changes can also impact the behavior of our depositors, especially depositors in non-maturity deposits such as demand, interest checking, savings and money market accounts. While we attempt to minimize our exposure to interest rate risk, we are unable to eliminate it as it is an inherent part of our business. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and industry-specific conditions and economic conditions generally.

We may be adversely impacted by changes in the condition of financial markets.

We are directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. Market risk is inherent in the financial instruments associated with our operations and activities including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, and derivatives. Just a few of the market conditions that may shift from time to time, thereby exposing us to market risk, include fluctuations in interest and currency exchange rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Accordingly, depending on the instruments or activities impacted, market risks can have adverse effects on our results from operations and our overall financial condition.

Recently, the subprime mortgage market dislocation has also impacted the ratings of certain monoline insurance providers which, in turn, has affected the pricing of certain municipal securities and the liquidity of the short term public finance markets. We have some exposure to monolines and, as a result, are continuing to monitor this exposure as the markets evolve.

Our concentration in loans secured by real estate may increase our future credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Approximately 86% of our loans are secured by real estate, both residential and commercial, substantially all of which are located in our market area. A major change in the region's real estate market, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by raising interest rates, could adversely affect our customers' ability to pay these loans, which in turn could adversely impact us. Risk of loan defaults and foreclosures are inherent in the banking industry, and we try to limit our exposure to this risk by carefully underwriting and monitoring our extensions of credit. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

If our allowance for loan losses becomes inadequate, our results of operations may be adversely affected.

We maintain an allowance for loan losses that we believe is a reasonable estimate of known and inherent losses in our loan portfolio. Through a periodic review and analysis of the loan portfolio, management determines the adequacy of the allowance for loan losses by considering such factors as general and industry-specific market conditions, credit quality of the loan portfolio, the collateral supporting the loans and financial performance of our loan customers relative to their financial obligations to us. The amount of future losses is impacted by changes in economic, operating and other conditions, including changes in interest rates, which may be beyond our control. Actual losses may exceed our current estimates. Rapidly growing loan portfolios are, by their nature, unseasoned. Estimating loan loss allowances for an unseasoned portfolio is more difficult than with seasoned portfolios, and may be more susceptible to changes in estimates and to losses exceeding estimates. Although we believe the allowance for loan losses is a reasonable estimate of known and inherent losses in our loan portfolio, we cannot fully predict such losses or assert that our loan loss allowance will be adequate in the future. Future loan losses that are greater than current estimates could have a material impact on our future financial performance.

Banking regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize additional loan charge-offs, based on credit judgments different than those of our management. Any increase in the amount of our allowance or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Our future success is dependent on our ability to compete effectively in the highly competitive banking and financial services industry.

We face vigorous competition from other commercial banks, savings and loan associations, savings banks, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other types of financial institutions for deposits, loans and other financial services in our market area. A number of these banks and other financial institutions are significantly larger than we are and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. Many of our nonbank competitors are not subject to the same extensive regulations that govern us. As a result, these nonbank competitors have advantages over us in providing certain services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

Our businesses and earnings are impacted by governmental, fiscal and monetary policy.

We are affected by domestic monetary policy. For example, the Federal Reserve Board regulates the supply of money and credit in the United States and its policies determine in large part our cost of funds for lending, investing and capital raising activities and the return we earn on those loans and investments, both of which affect our net interest margin. The actions of the Federal Reserve Board also can materially affect the value of financial instruments we hold, such as loans and debt securities, and its policies also can affect our borrowers, potentially increasing the risk that they may fail to repay their loans. Our businesses and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond our control and hard to predict.

Our profitability and the value of any equity investment in us may suffer because of rapid and unpredictable changes in the highly regulated environment in which we operate.

We are subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking and other legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are generally intended to protect depositors and not our shareholders, and the interpretation and application of them by federal and state regulators, are beyond our control, may change rapidly and unpredictably, and can be expected to influence our earnings and growth. Our success depends on our continued ability to maintain compliance with these regulations. Many of these regulations increase our costs and thus place other financial institutions that may not be subject to similar regulation in stronger, more favorable competitive positions.

If we need additional capital in the future to continue our growth, we may not be able to obtain it on terms that are favorable. This could negatively affect our performance and the value of our common stock.

Our business strategy calls for continued growth. We anticipate that we will be able to support this growth through the generation of additional deposits at existing and new branch locations, as well as expanded loan and other investment opportunities. However, we may need to raise additional capital in the future to support our continued growth and to maintain desired capital levels. Our ability to raise capital through the sale of additional equity securities or the placement of financial instruments that qualify as regulatory capital will depend primarily upon our financial condition and the condition of financial markets at that time. We may not be able to obtain additional capital in the amounts or on terms satisfactory to us. Our growth may be constrained if we are unable to raise additional capital as needed.

We have extended off-balance sheet commitments to borrowers which could expose us to credit and interest rate risk.

We enter into certain off-balance sheet arrangements in the normal course of business to meet the financing needs of our customers. These off-balance sheet arrangements include commitments to extend credit, standby letters of credit and guarantees which would impact our liquidity and capital resources to the extent customers accept or use these commitments. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and guarantees written is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance-sheet instruments.

We have operational risk that could impact our ability to provide services to our customers.

We have operational risk exposure throughout our organization. Integral to our performance is the continued effectiveness and efficiency of our information technology, operational infrastructure, relationships with third parties and key individuals involved in our ongoing activities. Failure by any or all of these resources subjects us to risks that may vary in size, scale and scope. This includes but is not limited to operational or technical failures, unlawful tampering with our information technology infrastructure, terrorist activities, ineffectiveness or exposure due to interruption in third party support, as well as the loss of key individuals or failure on the part of the key individuals to perform properly.

We may be parties to certain legal proceedings that may impact our earnings.

We face significant legal risks in our businesses, and the volume of claims and amount of damages and penalties claimed in litigation and regulatory proceedings against financial institutions remain high. Substantial legal liability or significant regulatory action against us could have material adverse financial impact or cause significant reputational risk to us, which in turn could seriously harm our business prospects.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Cardinal Bank, excluding its George Mason subsidiary, conducts its business from 25 branch offices. Nine of these facilities are owned and 16 are leased. Leased branch banking facilities range in size from 457 square feet to 11,182 square feet. Our leases on these facilities expire at various dates through 2016, and all but one of our leases have renewal options. The branch that does not have a renewal option is located at the headquarters location of George Mason (see below for additional lease information for George Mason). Fifteen of our branch banking locations have drive-up banking capabilities and all have ATMs.

Cardinal Wealth Services, Inc. conducts its business from two of Cardinal Bank's branch facilities.

George Mason conducts its business from seven leased facilities which range in size from 1,476 square feet to 31,520 square feet. The leases have various expiration dates through 2011 and only three of their seven locations have renewal options.

Wilson/Bennett conducts its business from office space located in our Tysons Corner, Virginia headquarters facility.

Our headquarters facility in Tysons Corner, Virginia comprises 41,818 square feet of leased office space. This lease expires in January 2010. In addition to housing various administrative functions—including accounting, data processing, compliance, treasury, marketing, deposit and loan operations—our commercial and industrial and commercial real estate lending functions and various other departments are located there.

We believe that all of our properties are maintained in good operating condition and are suitable and adequate for our operational needs.

Item 3. Legal Proceedings

In the ordinary course of our operations, we become party to various legal proceedings.

On August 9, 2007, we filed a complaint against defendants Philip A. Seifert and Liberty Growth Fund, LP in the Circuit Court of Fairfax County, Virginia. The complaint set forth several causes of action including actual fraud and claims associated with the stopped payment check and dishonored check tendered to us as a result of our serving as escrow agent for the equity financing transaction between Liberty Growth Fund, LP and AIMS Worldwide, Inc on July 25, 2007. As a result of Mr. Seifert's death on November 18, 2007, we have terminated the legal proceedings against him and Liberty Growth Fund, LP.

On February 28, 2008, OneBeacon Midwest Company ("OneBeacon") filed a complaint for declaratory judgment in the U.S. District Court for the Eastern District of Virginia. OneBeacon provides insurance coverage for us and we have filed an insurance claim and proof of loss to recover the $3.5 million attributable to the above referenced loss on the escrow arrangement between Liberty Growth Fund LP and AIMS Worldwide, Inc. OneBeacon is seeking a determination of their rights and obligations under a Financial Institution Bond issued by OneBeacon to us with respect to this claim and proof of loss. Through this action, OneBeacon seeks a court declaration that the Financial Institution Bond does not provide coverage for our claim.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders, through the solicitation of proxies or otherwise, during the fourth quarter of 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Price for Common Stock and Dividends. Our common stock is currently listed for quotation on the Nasdaq Global Select Market under the symbol "CFNL." Our common stock had traded on the Nasdaq National Market under the same symbol until July 3, 2006. As of March 3, 2008, our common stock was held by 631 shareholders of record. In addition, we estimate that there were 6,375 beneficial owners of our common stock who own their shares through brokers or banks.

The high and low sale prices per share for our common stock for each quarter of 2007 and 2006 as reported on the market at the time and dividends declared during those periods were as follows:

Periods Ended	High	Low	Dividends
2007			
First Quarter	$10.82	$ 9.62	$0.01
Second Quarter	10.07	9.40	0.01
Third Quarter	10.20	8.50	0.01
Fourth Quarter	10.49	8.56	0.01
2006			
First Quarter	$13.54	$10.62	$0.01
Second Quarter	13.68	10.63	0.01
Third Quarter	12.01	10.21	0.01
Fourth Quarter	11.17	9.71	0.01

Dividend Policy. The board of directors intends to follow a policy of retaining any earnings necessary to operate our business in accordance with all regulatory policies while maximizing the long-term return for the Company's investors. Our future dividend policy is subject to the discretion of the board of directors and future dividend payments will depend upon a number of factors, including future earnings, alternative investment opportunities, financial condition, cash requirements, and general business conditions.

Our ability to distribute cash dividends will depend primarily on the ability of our subsidiaries to pay dividends to us. Cardinal Bank is subject to legal limitations on the amount of dividends it is permitted to pay. Furthermore, neither Cardinal Bank nor we may declare or pay a cash dividend on any of our capital stock if we are insolvent or if the payment of the dividend would render us insolvent or unable to pay our obligations as they become due in the ordinary course of business. For additional information on these limitations, see "Government Regulation and Supervision—Payment of Dividends" in Item 1 above.

Repurchases. On February 26, 2007, we publicly announced that the Board of Directors had adopted a program to repurchase up to 1,000,000 shares of our common stock. The timing and amount of repurchases, if any, will depend on market conditions, share price, trading volume, and other factors, and there is no assurance that we will purchase shares during any period. No termination date was set for the buyback program. Shares may be repurchased in the open market or through privately negotiated transactions.

As of December 31, 2007, we had purchased 278,140 shares of our common stock at a total cost of $2.7 million. All of these shares have been cancelled and retired.

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share ($)	(c) Total Number of Shares Purchased as Part of Publicly Announced Program	(d) Maximum Number of Shares that May Yet Be Purchased Under the Program
October 1—October 31, 2007	—	—	—	776,260
November 1—November 30, 2007	54,400	9.83	54,400	721,860
December 1—December 31, 2007	—	—	—	721,860
Total	54,400	9.83	54,400	721,860

Stock Performance Graph. The graph set forth below shows the cumulative shareholder return on the Company's Common Stock during the five-year period ended December 31, 2007, as compared with: (i) an overall stock market index, the NASDAQ Composite; and (ii) a published industry index, the SNL Bank Index. The stock performance graph assumes that $100 was invested on December 31, 2002 in our common stock and each of the comparable indices and that dividends were reinvested.



Total Return Performance
Cardinal Financial Corporation
NASDAQ Composite
SNL Bank Index
Index Value
350
300
250
200
150
100
50
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	Period Ending 12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
Cardinal Financial Corporation	100.00	190.11	256.09	253.13	236.71	216.13
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank Index	100.00	134.90	151.17	153.23	179.24	139.28

Item 6. Selected Financial Data

Selected Financial Data
(In thousands, except per share data)

	Years Ended December 31,				
	2007	2006	2005	2004	2003
Income Statement Data:					
Interest income	$ 98,643	$ 87,401	$ 67,374	$ 40,522	$ 24,602
Interest expense	58,324	46,047	29,891	15,969	9,429
Net interest income	40,319	41,354	37,483	24,553	15,173
Provision for loan losses	2,548	1,232	2,456	1,626	1,001
Net interest income after provision for loan losses	37,771	40,122	35,027	22,927	14,172
Non-interest income	19,480	21,684	24,669	9,409	3,829
Non-interest expense	51,884	51,245	44,653	27,154	15,355
Net income before income taxes	5,367	10,561	15,043	5,182	2,646
Provision (benefit) for income taxes	885	3,173	5,167	1,713	(3,508)
Net income	4,482	7,388	9,876	3,469	6,154
Dividends to preferred shareholders	—	—	—	—	495
Net income to common shareholders	$ 4,482	$ 7,388	$ 9,876	$ 3,469	$ 5,659
Balance Sheet Data:					
Total assets	$1,690,031	$1,638,429	$1,452,287	$1,211,576	$ 636,248
Loans receivable, net of fees	1,039,684	845,449	705,644	489,896	336,002
Allowance for loan losses	11,641	9,638	8,301	5,878	4,344
Loans held for sale	170,487	338,731	361,668	365,454	—
Total investment securities	364,946	329,296	294,224	289,507	273,614
Total deposits	1,096,925	1,218,882	1,069,872	824,210	474,129
Other borrowed funds	400,060	194,631	155,421	201,085	74,457
Total shareholders' equity	159,463	155,873	147,879	95,105	85,412
Preferred shares outstanding	—	—	—	—	1,364
Common shares outstanding	24,202	24,459	24,363	18,463	16,377
Per Common Share Data:					
Basic net income	$ 0.18	$ 0.30	$ 0.45	$ 0.19	$ 0.55
Fully diluted net income	0.18	0.30	0.44	0.19	0.54
Book value	6.59	6.37	6.07	5.15	4.80
Tangible book value(1)	5.90	5.75	5.37	4.41	5.24
Performance Ratios:					
Return on average assets	0.27%	0.51%	0.74%	0.37%	1.18%
Return on average equity	2.85	4.87	7.67	3.69	13.84
Dividend payout ratio	0.22	0.13	0.02	—	—
Net interest margin(2)	2.63	2.98	2.92	2.72	3.00
Efficiency ratio(3)(4)	80.11	77.70	71.84	79.95	80.81
Non-interest income to average assets	1.19	1.49	1.85	1.00	0.73
Non-interest expense to average assets	3.18	3.52	3.35	2.90	2.94
Loans receivable, net of fees to total deposits	94.78	69.36	65.96	59.44	70.87
Asset Quality Ratios:					
Net charge-offs to average loans receivable, net of fees	0.06%	0.00%	0.01%	0.02%	0.01%
Nonperforming loans to loans receivable, net of fees	—	0.01	0.03	0.11	0.12
Nonperforming loans to total assets	—	0.01	0.01	0.05	0.06
Allowance for loan losses to nonperforming loans	—	11,822.87	3,879.00	1,074.60	1,102.54
Allowance for loan losses to loans receivable, net of fees	1.12	1.14	1.18	1.20	1.29
Capital Ratios:					
Tier 1 risk-based capital	12.10%	13.25%	14.83%	12.65%	19.66%
Total risk-based capital	12.98	14.06	15.65	13.40	20.66
Leverage capital ratio	10.26	10.68	10.71	8.83	15.45
Other:					
Average shareholders' equity to average total assets	9.65%	10.43%	9.66%	10.05%	7.84%
Average loans receivable, net of fees to average total deposits	78.87	68.42	60.34	59.97	63.02
Average common shares outstanding:					
Basic	24,606	24,424	22,113	18,448	10,218
Diluted	25,012	24,987	22,454	18,705	11,468

(1) Tangible book value is calculated as total shareholders' equity, excluding accumulated other comprehensive income, less goodwill and other intangible assets, divided by common shares outstanding.

(2) Net interest margin is calculated as net interest income divided by total average earning assets and reported on a tax equivalent basis at a rate of 35%.

(3) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the loss on escrow arrangment during 2007, the impairment loss during 2006 and the litigation recovery during 2007 and 2006.

(4) The calculation of the efficiency ratio, which is a financial measure not prepared in accordance with generally accepted accounting principles ('GAAP'), and a reconciliation of the efficiency ratio to our GAAP financial information are included in our Table 1 to Item 7 to this Annual Report on Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presents management's discussion and analysis of our consolidated financial condition at December 31, 2007 and 2006 and the results of our operations for the years ended December 31, 2007, 2006 and 2005. The discussion should be read in conjunction with the consolidated financial statements and related notes included in this report.

Caution About Forward-Looking Statements

We make certain forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- changes in interest rates and the successful management of interest rate risk;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- maintaining cost controls and asset quality as we open or acquire new branches;
- maintaining capital levels adequate to support our growth;
- reliance on our management team, including our ability to attract and retain key personnel;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- changes in general economic and business conditions in our market area;
- risks and uncertainties related to future trust operations;
- changes in operations of Wilson/Bennett Capital Management, Inc., its customer base and assets under management and any associated impact on the fair value of goodwill in the future;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior;
- changes in banking, other laws and regulations applicable to us; and
- other factors discussed in "Risk Factors" in Item 1A above.

Because of these uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results.

Overview

We are a locally managed financial holding company headquartered in Tysons Corner, Virginia, committed to providing superior customer service, a diversified mix of financial products and services, and convenient banking to our retail and business consumers. We own Cardinal Bank (the "Bank"), a Virginia state-chartered community bank, Cardinal Wealth Services, Inc. ("CWS"), an investment services subsidiary, and Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett"), an asset management firm. Through these three subsidiaries and George Mason Mortgage, LLC ("George Mason"), a mortgage banking subsidiary of the Bank, we offer a wide range of traditional banking products and services to both our commercial and retail customers. Our commercial relationship managers focus on attracting small and medium sized businesses as well as government contractors, commercial real estate developers and builders and professionals, such as physicians, accountants and attorneys. We have 25 branch office locations and seven mortgage banking office locations and provide competitive products and services. We complement our core banking operations by offering a full range of investment products and services to our customers through our third-party brokerage relationship with Raymond James Financial Services, Inc. and asset management services through Wilson/Bennett.

On February 9, 2006, we acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc. Services provided by this division include trust, estates, custody, investment management, escrows, and retirement plans. The trust division is included, along with CWS and Wilson/Bennett, in the wealth management and trust services segment.

On June 9, 2005, we acquired Wilson/Bennett for a total consideration of $6.5 million, which consisted of a payment of $1.5 million in cash and the issuance of 611,111 shares of our common stock, which we valued at $4.9 million. Wilson/Bennett's assets and liabilities were recorded at fair value as of the purchase date. This transaction resulted in the recognition of $3.6 million of goodwill and $2.6 million of other intangible assets. Wilson/Bennett uses a value-oriented approach that focuses on large capitalization stocks. Wilson/Bennett's primary source of revenue is management fees earned on the assets it manages for its customers. These management fees are generally based upon the market value of managed and custodial assets and, accordingly, revenues from Wilson/Bennett will be, assuming a consistent customer base, more when appropriate indices, such as the S&P 500, are higher and lower when such indices are depressed.

In July 2004, we acquired George Mason. George Mason, based in Fairfax, Virginia, engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis through seven branches located throughout the metropolitan Washington, D.C. region. George Mason does business in eight states, primarily Virginia and Maryland, and the District of Columbia. George Mason is one of the largest residential mortgage originators in the greater Washington metropolitan area, generating originations of approximately $2.2 billion and $3.0 billion of loans in 2007 and 2006, respectively, excluding advances on construction loans and including loans purchased from other mortgage banking companies which are owned by local home builders but managed by George Mason (the "managed companies"). George Mason's primary sources of revenue include net interest income earned on loans held for sale, gains on sales of loans and contractual management fees earned relating to services provided to the managed companies. Loans are made pursuant to purchase commitments and are sold servicing released.

George Mason also offers a construction-to-permanent loan program. This program provides variable and fixed rate financing for customers to construct their residences. Once the home has been completed, the loan converts to fixed rate financing and is sold into the secondary market. These construction-to-permanent loans generate fee income as well as net interest income for George Mason and are classified as loans held for sale.

George Mason's business is both cyclical and seasonal. The cyclical nature of its business is influenced by, among other factors, the levels of and trends in mortgage interest rates, national and local economic conditions and consumer confidence in the economy. Historically, George Mason has its lowest levels of quarterly loan closings during the first quarter of the year.

In July 2004, we formed a wholly-owned subsidiary, Cardinal Statutory Trust I, for the purpose of issuing $20.0 million of floating rate junior subordinated deferrable interest debentures ("trust preferred securities"). These trust preferred securities are due in 2034 and pay interest at a rate equal to LIBOR (London Interbank Offered Rate) plus 2.40%, which adjusts quarterly. These securities are redeemable at par beginning September 2009. Under certain qualifying events, these securities are redeemable at a premium through March 2008 and at par thereafter. The interest rate on this debt was 7.39% at December 31, 2007. We have guaranteed payment of these securities. The $20.6 million payable by us to Cardinal Statutory Trust I is included in other borrowed funds in the consolidated statements of condition since Cardinal Statutory Trust I is an unconsolidated subsidiary as we are not the primary beneficiary of this entity. We utilized the proceeds from the issuance of the trust preferred securities to make a capital contribution into the Bank.

Net interest income is our primary source of revenue. We define revenue as net interest income plus non-interest income. As discussed further in the interest rate sensitivity section, we manage our balance sheet and interest rate risk exposure to maximize, and concurrently stabilize, net interest income. We do this by monitoring our liquidity position and the spread between the interest rates earned on interest-earning assets and the interest rates paid on interest-bearing liabilities. We attempt to minimize our exposure to interest rate risk, but are unable to eliminate it entirely. In addition to management of interest rate risk, we also analyze our loan portfolio for exposure to credit risk. Loan defaults and foreclosures are inherent risks in the banking industry and we attempt to limit our exposure to these risks by carefully underwriting and then monitoring our extensions of credit. In addition to net interest income, non-interest income is an important source of revenue for us and includes, among other things, service charges on deposits and loans, investment fee income and gains and losses on sales of investment securities available-for-sale, gains on sales of loans and management fee income.

Net interest income and non-interest income represented the following percentages of total revenue for the three years ended December 31, 2007:

	Net Interest Income	Non-Interest Income
2007	67.4%	32.6%
2006	65.6%	34.4%
2005	60.3%	39.7%

Non-interest income is a lower percentage of our total revenue in 2007 than 2006 and 2005 because mortgage originations were lower due to the cyclical nature of the mortgage banking business.

Current Business Environment

During the second half of 2007, extreme dislocations emerged in the financial markets, including the leveraged finance, subprime mortgage, and commercial paper markets. These financial conditions continue to negatively affect the economy and the financial services sector in 2008. The slowdown of the economy, significant decline in consumer real estate prices, and the downturn in the housing sector have affected our mortgage banking business and may impact our commercial and retail loan portfolio. We expect that certain industry sectors, in particular those that are dependent on the housing sector, will experience further stress.

The subprime mortgage dislocation has also impacted the ratings of certain monoline insurance providers (monolines) which has affected the pricing of certain municipal securities and the liquidity of the short term public finance markets. We have some exposure to monolines and as a result are continuing to monitor this exposure as the markets evolve. Of the $33.7 million in our municipal securities portfolio, $31.2 million remain AAA rated while approximately $2.5 million were downgraded to single A status after December 31, 2007, due to the downgrades of the monoline insurance companies that insured those bonds. These bonds remain unlimited general obligations of the municipalities.

The above conditions, together with uncertainty in energy costs and the overall economic slowdown, which may ultimately lead to recessionary conditions, might affect other areas in which we do business and may adversely impact our results in 2008. The degree of the impact is dependent upon the duration and severity of the aforementioned conditions in this rapidly changing business and interest rate environment

Financial Developments

The year ended December 31, 2007 was our fifth consecutive year of profitability. For the year, we reported net income of $4.5 million. George Mason contributed $1.6 million to consolidated net income during 2007. The wealth management and trust services segment, which includes CWS, Wilson/Bennett and our trust division, recorded a net loss for 2007 totaling $1.8 million. This segment reported a loss because of $3.5 million in expense resulting from an arrangement where we served as the escrow agent in connection with an equity financing transaction between Liberty Growth Fund and AIMS Worldwide. The $3.5 million expense caused by this transaction is discussed in detail in the "Financial Overview" section below.

Total assets increased by $51.6 million in 2007, from $1.64 billion at December 31, 2006, to $1.69 billion at December 31, 2007. Total loans receivable, net of deferred fees and costs, increased to $1.04 billion at December 31, 2007, compared to $845.4 million at December 31, 2006, an increase of $194.2 million. Total deposits decreased by $122.0 million in 2007, from $1.22 billion at December 31, 2006, to $1.10 billion at December 31, 2007. Total other borrowed funds increased by $205.4 million to $400.1 million at December 31, 2007 compared to $194.6 million at December 31, 2006.

For the year ended December 31, 2006, we reported net income of $7.4 million. George Mason contributed $1.9 million to consolidated net income during 2006. The wealth management and trust services segment, which includes CWS, Wilson/Bennett and the trust services division since the date of its acquisition, February 9, 2006, recorded a net loss of $2.0 million. This segment reported a loss as a result of the unexpected retirement of John W. Fisher, Wilson/Bennett's founder, Chief Executive Officer and President, which caused a non-cash impairment charge of $2.9 million. This charge is discussed in detail in the "Financial Overview" section below.

Total assets increased by $186.1 million in 2006, from $1.45 billion at December 31, 2005, to $1.64 billion at December 31, 2006. Total loans receivable, net of deferred fees and costs, increased to $845.4 million at December 31, 2006, compared to $705.6 million at December 31, 2005, an increase of $139.8 million. Total deposits increased by $149.0 million in 2006, from $1.07 billion at December 31, 2005, to $1.22 billion at December 31, 2006. Total other borrowed funds increased by $39.2 million to $194.6 million at December 31, 2006 compared to $155.4 million at December 31, 2005.

For the year ended December 31, 2005, we had net income of $9.9 million, or $0.44 per diluted common share. George Mason contributed $6.7 million to consolidated net income during 2005. The wealth management and trust services segment, which included CWS and Wilson/Bennett from the date of its acquisition, June 9, 2005, recorded net income of $1,000 for 2005.

Critical Accounting Policies

General

U.S. generally accepted accounting principles are complex and require management to apply significant judgment to various accounting, reporting, and disclosure matters. Management must use assumptions, judgments, and estimates when applying these principles where precise measurements are not possible or practical. These policies are critical because they are highly dependent upon subjective or complex judgments, assumptions and estimates. Changes in such judgments, assumptions and estimates may have a significant impact on the consolidated financial statements. Actual results, in fact, could differ from initial estimates.

The accounting policies we view as critical are those relating to judgments, assumptions and estimates regarding the determination of the allowance for loan losses, accounting for economic hedging activities, accounting for business combinations and impairment testing of goodwill, accounting for the impairment of amortizing intangible assets and other long-lived assets, and the valuation of deferred tax assets.

Allowance for Loan Losses

We maintain the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in our loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of individual borrowers. Unusual and infrequently occurring events, such as hurricanes and other weather-related disasters, may impact our assessment of possible credit losses. As a part of our analysis, we use comparative peer group data and qualitative factors, such as levels of and trends in delinquencies and non-accrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support our estimates.

For purposes of our analysis, we categorize our loans into one of five categories: commercial and industrial, commercial real estate (including construction), home equity lines of credit, residential mortgages, and consumer loans. In the absence of meaningful historical loss factors, peer group loss factors are applied and are adjusted by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied for each of the five categories of loans. In addition, we individually assign loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral value if the loan is collateral dependent. Since we have limited historical data on which to base loss factors for classified loans, we typically apply, in accordance with regulatory guidelines, a 5% loss factor to all loans classified as special mention, a 15% loss factor to all loans classified as substandard and a 50% loss factor to all loans classified as doubtful. Loans classified as loss loans are fully reserved or charged off. In certain instances, we evaluate the impairment of certain loans on a loan by loan basis. For these loans, we analyze the fair value of the collateral underlying the loan and consider estimated costs to sell the collateral on a discounted basis. If the net collateral value is less than the loan balance (including accrued interest and any unamortized premium or discount associated with the loan) we recognize an impairment and establish a specific reserve for the impaired loan.

Credit losses are an inherent part of our business and, although we believe the methodologies for determining the allowance for loan losses and the current level of the allowance are adequate, it is possible that there may be unidentified losses in the portfolio at any particular time that may become evident at a future date pursuant to additional internal analysis or regulatory comment. Additional provisions for such losses, if necessary, would be recorded in the commercial banking or mortgage banking segments, as appropriate, and would negatively impact earnings.

Accounting for Economic Hedging Activities

We account for our derivatives and hedging activities in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the statement of condition at their fair values. We do not enter into derivative transactions for speculative purposes. For derivatives designated as hedges, we contemporaneously document the hedging relationship, including the risk management objective and strategy for undertaking the hedge, how effectiveness will be assessed at inception and at each reporting period and the method for measuring ineffectiveness. We evaluate the effectiveness of these transactions at inception and on an ongoing basis. Ineffectiveness is recorded through earnings. For derivatives designated as cash flow hedges, the fair value adjustment is recorded as a component of other comprehensive income, except for the ineffective portion which is recorded in earnings. For derivatives designated as fair value hedges, the fair value adjustments for both the hedged item and the hedging instrument are recorded through the income statement with any difference considered the ineffective portion of the hedge.

We discontinue hedge accounting prospectively when it is determined that the derivative is no longer highly effective. In situations in which cash flow hedge accounting is discontinued, we continue to carry the derivative at its fair value on the statement of condition and recognize any subsequent changes in its fair value in earnings over the term of the forecasted transaction. When hedge accounting is discontinued because it is probable that the forecasted transaction will not occur, we recognize immediately in earnings any gains and losses that were accumulated in other comprehensive income.

In the normal course of business, we enter into contractual commitments, including rate lock commitments, to finance residential mortgage loans. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by us. Interest rate risk arises on these commitments and subsequently closed loans if interest rates change between the time of the interest rate lock and the delivery of the loan to the investor. Loan commitments related to residential mortgage loans intended to be sold are considered derivatives and are marked to market through earnings.

To mitigate the effect of interest rate risk inherent in providing rate lock commitments, we economically hedge our commitments by entering into best efforts delivery forward loan sales contracts. During the rate lock commitment period, these forward loan sales contracts are marked to market through earnings and are not designated as accounting hedges under SFAS No. 133, as amended. The fair values of loan commitments and the fair values of forward loan sales contracts generally move in opposite directions, and the net impact of changes in these valuations on net income during the loan commitment period is generally inconsequential. At the closing of the loan, the loan commitment derivative expires and we record a loan held for sale and continue to be obligated under the same forward loan sales contract. The forward sales contract is then designated as a hedge against the variability in cash to be received from the loan sale. Loans held for sale are accounted for at the lower of cost or market in accordance with SFAS No. 65, *Accounting for Certain Mortgage Banking Activities*. Prior to October 1, 2005, the changes in value of the forward loan sales contracts from the date the loan closed to the date it was sold to an investor were marked to market through earnings. On October 1, 2005, we began designating our forward sale contracts as hedges to mitigate the variability in cash flow to be received from the sale of mortgage loans.

Accounting for Business Combinations and Impairment Testing of Goodwill

We account for acquisitions of other businesses in accordance with SFAS No. 141, *Business Combinations*. This statement mandates the use of purchase accounting and, accordingly, assets and liabilities, including previously unrecorded assets and liabilities, are recorded at fair values as of the acquisition date. We utilize a variety of valuation methods to estimate fair value of acquired assets and liabilities. To support our purchase allocations, we have utilized independent consultants to identify and value identifiable purchased intangibles. The difference between the fair value of assets acquired and the liabilities assumed is recorded as goodwill. Goodwill and any other intangible assets are accounted for in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*. In accordance with this statement, goodwill will not be amortized but will be tested on at least an annual basis for impairment.

To test goodwill for impairment, we perform an analysis to compare the fair value of the reporting unit to which the goodwill is assigned to the carrying value of the reporting unit. We make estimates of the discounted cash flows from the expected future operations of the reporting unit. If the analysis indicates that the fair value of the reporting unit is less than its carrying value, we do an analysis to compare the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of the goodwill is determined by allocating the fair value of the reporting unit to all its assets and liabilities. If the implied fair value of the goodwill is less than the carrying value, an impairment loss is recognized.

Accounting for the Impairment of Amortizing Intangible Assets and Other Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, we continually review our long-lived assets for impairment whenever events or changes in circumstances indicate that the remaining estimated useful life of such assets might warrant revision or that the balances may not be recoverable. We evaluate possible impairment by comparing estimated future cash flows, before interest expense and on an undiscounted basis, with the net book value of long-term assets, including amortizable intangible assets. If undiscounted cash flows are insufficient to recover assets, further analysis is performed in order to determine the amount of the impairment.

An impairment loss is recognized for the excess of the carrying amount of the assets over their fair values. Fair value is usually determined based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved.

Valuation of Deferred Tax Assets

We record a provision for income tax expense based on the amounts of current taxes payable or refundable and the change in net deferred tax assets or liabilities during the year. Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. When substantial uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset is reduced by a valuation allowance. The amount of any valuation allowance established is based upon an estimate of the deferred tax asset that is more likely than not to be recovered. Increases or decreases in the valuation allowance result in increases or decreases to the provision for income taxes.

New Financial Accounting Standards

On July 13, 2006, the FASB issued Interpretation No. 48 ("FIN No. 48"), *Accounting for Uncertainty in Income Taxes: an interpretation of FASB Statement No. 109.* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN No. 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN No. 48 did not have any impact on our consolidated financial position or results of operations. We have included the required disclosures in note 10 to the notes to the consolidated financial statements included in Item 8 below.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. The statement clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The statement emphasizes that fair value is a market-based measurement and not an entity-specific measurement. It also establishes a fair value hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value. This standard is effective for fiscal years beginning after December 15, 2007. The adoption of this standard is not expected to have a material impact on our consolidated financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS 115*. SFAS No. 159 allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the requirements of this standard to determine the impact, if any, on our consolidated financial position or results of operations.

In November 2007, the SEC issued Staff Accounting Bulletin No. 109 ("SAB No. 109"), *Written Loan Commitments Recorded at Fair Value Through Earnings*. SAB No. 109 requires fair value measurements of derivatives or other written loan commitments recorded through earnings to include the future cash flows related to the loan's servicing rights. SAB No. 109 also states that internally developed intangible assets should be excluded from these measurements. SAB No. 109, which supersedes SAB No. 105, *Application of Accounting Principles to Loan Commitments*, applies to all loan commitments that are accounted for at fair value through earnings. Previously, SAB No. 105 applied to only derivative loan commitments accounted for at fair value through earnings. SAB No. 109 should be applied prospectively to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The adoption of this standard is not expected to have a material impact on our consolidated financial position or results of operations.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 ("SAB No. 110"), *Certain Assumptions Used in Valuation Methods*. SAB No. 110 extends the use of the "simplified" method, under certain circumstances, in developing an estimate of expected term of "plain vanilla" share options in accordance with SFAS No. 123R, *Share-Based Payment*. Prior to the issuance of SAB No. 110, SAB No. 107 stated that the simplified method was only available for grants made up to December 31, 2007. We are continuing the use of the simplified method.

Financial Overview

2007 Compared to 2006

At December 31, 2007, total assets were $1.69 billion, an increase of 3.2%, or $51.6 million, from $1.64 billion at December 31, 2006. Total loans receivable, net of deferred fees and costs, increased 23.0%, or $194.2 million, to $1.04 billion at December 31, 2007, from $845.4 million at December 31, 2006. Total investment securities increased by $35.7 million, or 10.8%, to $364.9 million at December 31, 2007, from $329.3 million at December 31, 2006. Total deposits decreased 10.0%, or $122.0 million, to $1.10 billion at December 31, 2007, from $1.22 billion at December 31, 2006. Other borrowed funds, which primarily include repurchase agreements, Federal Home Loan Bank ("FHLB") advances and fed funds purchased, increased $205.4 million to $400.1 million at December 31, 2007, from $194.6 million at December 31, 2006.

Shareholders' equity at December 31, 2007 was $159.5 million, an increase of $3.6 million from $155.9 million at December 31, 2006. The increase in shareholders' equity was primarily attributable to net income of $4.5 million for the year ended December 31, 2007 and increases in other comprehensive income of $1.8 million for the year ended December 31, 2007. These increases were offset by repurchases of our common stock totaling $2.7 million for the year. Total shareholders' equity to total assets at December 31, 2007 and 2006 was 9.4% and 9.5%, respectively. Book value per share at December 31, 2007 and 2006 was $6.59 and $6.37, respectively. Total risk-based capital to risk-weighted assets was 12.98% at December 31, 2007 compared to 14.06% at December 31, 2006. We were considered "well capitalized" for regulatory purposes at December 31, 2007.

We recorded net income of $4.5 million, or $0.18 per diluted common share, for the year ended December 31, 2007, compared to net income of $7.4 million, or $0.30 per diluted common share, in 2006. Each of these years had significant events, which are described below, which materially impacted earnings.

For the year ended December 31, 2007, we recorded a $3.5 million loss on an escrow arrangement with Liberty Growth Fund, LP and AIMS Worldwide, Inc. We served as the escrow agent in connection with an equity financing transaction between Liberty Growth Fund and AIMS Worldwide. In that transaction, Liberty Growth Fund had agreed to purchase from AIMS Worldwide shares of its preferred stock for $3.85 million. AIMS Worldwide would then use these proceeds to fund its acquisition of two other companies. As provided in the escrow agreement, Liberty Growth Fund delivered a check to us in the amount of $3.85 million on July 24, 2007. On July 25, 2007, we released funds totaling $3.85 million to AIMS Worldwide and certain of its designated beneficiaries and shares of AIMS Worldwide's preferred stock and warrants to an agent of Liberty Growth Fund. We then learned that Liberty Growth Fund had previously stopped payment on its check. Liberty Growth Fund issued another check in the same amount, but that check was dishonored for lack of sufficient funds. Of the $3.85 million released, we recovered $350,000 from one of the parties involved in the transaction.

We continue to pursue this issue through the legal avenues available to us in order to recover the total amount we are due. We hold in escrow additional shares of AIMS Worldwide's preferred stock that may be issued in a potential second round of financing with Liberty Growth Fund. However, we are not the beneficial owner of these shares. In addition, we have made a claim to our insurance company in order to recover any amounts that may be covered. On February 28, 2008, a complaint for declaratory relief was filed by OneBeacon Midwest Company ("OneBeacon") against us. OneBeacon provides insurance coverage for us and we have filed an insurance claim and proof of loss to recover the $3.5 million attributable to the above referenced loss on the escrow arrangement between Liberty Growth Fund LP and AIMS Worldwide, Inc. OneBeacon is seeking a determination of their rights and obligations under a Financial Institution Bond issued by OneBeacon to us with respect to this claim and proof of loss. Through this action, OneBeacon seeks a court declaration that the Financial Institution Bond does not provide coverage for our claim.

For the year ended December 31, 2006, we recorded a $2.9 million non-cash impairment charge. In July 2006, we announced the retirement of John W. Fisher, Wilson/Bennett's founder, Chief Executive Officer and President, from Wilson/Bennett and as a member of our board of directors. As Mr. Fisher transitioned out of his involvement with Wilson/Bennett, several significant clients unexpectedly either terminated or advised us that they intended to terminate their asset management contracts. This triggered an evaluation of our goodwill and intangible assets. Accordingly, we updated our analysis of the fair value of the goodwill and intangible assets associated with our acquisition of Wilson/Bennett. The updated analysis indicated an impairment to the goodwill and certain customer relationships and Mr. Fisher's employment agreement.

Since Mr. Fisher's retirement announcement, Wilson/Bennett has added experienced portfolio managers and professional sales staff to assist with cross-sell opportunities with our other divisions. We will continue to monitor the operations of Wilson/Bennett, its customer base and managed and custodial assets and any associated impact on goodwill and the remaining intangible assets in the future.

Excluding the loss on the escrow arrangement during 2007 and the impairment charges recorded during 2006, we would have recorded net income of $7.1 million and $9.3 million for the years ended December 31, 2007 and 2006, respectively, a decrease of $2.2 million, or 23.2%. A reconciliation of this non-GAAP financial measure to our GAAP financial information is presented in Table 1 below.

Also contributing to our decrease in net income for the year ended December 31, 2007 as compared to the year ended December 31, 2006 was an increase in our provision for loan losses of $1.3 million to $2.5 million for the year ended December 31, 2007 primarily due to the significant loan growth we had during the year. The provision for loan losses was $1.2 million for the same period of 2006. Non-interest income decreased $2.2 million to $19.5 million for the year ended December 31, 2007 as compared to $21.7 million for the same period of 2006 due primarily to decreases in gains on sales of loans and management fee income.

The return on average assets for the years ended December 31, 2007 and 2006 was 0.27% and 0.51%, respectively. The return on average equity for the years ended December 31, 2007 and 2006 was 2.85% and 4.87%, respectively.

2006 Compared to 2005

At December 31, 2006, total assets were $1.64 billion, an increase of 12.8%, or $186.1 million, from $1.45 billion at December 31, 2005. Total loans receivable, net of deferred fees and costs, increased 19.8%, or $139.8 million, to $845.4 million at December 31, 2006, from $705.6 million at December 31, 2005. Total investment securities increased by $35.1 million, or 11.9%, to $329.3 million at December 31, 2006, from $294.2 million at December 31, 2005. Total deposits increased 13.9%, or $149.0 million, to $1.22 billion at December 31, 2006, from $1.07 billion at December 31, 2005. Other borrowed funds, which primarily include repurchase agreements, FHLB advances and our payable to Cardinal Statutory Trust I, increased $39.2 million to $194.6 million at December 31, 2006, from $155.4 million at December 31, 2005. Our balance sheet growth was a result of our continued increase in market share in our designated market area, additional branch locations and the addition of experienced banking professionals during 2006.

Shareholders' equity at December 31, 2006 was $155.9 million, an increase of $8.0 million from $147.9 million at December 31, 2005. The increase in shareholders' equity was primarily attributable to net income of $7.4 million for the year ended December 31, 2006. Total shareholders' equity to total assets at December 31, 2006 and 2005 was 9.5% and 10.2%, respectively. Book value per share at December 31, 2006 and 2005 was $6.37 and $6.07, respectively. Total risk-based capital to risk-weighted assets was 14.06% at December 31, 2006 compared to 15.65% at December 31, 2005. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2006.

We recorded net income of $7.4 million, or $0.30 per diluted common share, for the year ended December 31, 2006, compared to net income of $9.9 million, or $0.44 per diluted common share, in 2005. The decrease in net income for the year ended December 31, 2006 compared to the same period of 2005 is primarily a result of the impairment charges to the goodwill and certain other intangible assets related to our acquisition of Wilson/Bennett, as mentioned above.

The return on average assets for the years ended December 31, 2006 and 2005 was 0.51% and 0.74%, respectively. The return on average equity for the years ended December 31, 2006 and 2005 was 4.87% and 7.67%, respectively.

Table 1.

Reconciliation of GAAP to Non-GAAP Financial Measures
Years Ended December 31, 2007, 2006 and 2005
(In thousands, except per share data)

	2007	2006	2005
GAAP reported non-interest expense	$51,884	$51,245	$44,653
Less nonrecurring expenses, pretax			
Loss related to escrow arrangement	3,500	—	—
Legal expenses related to escrow arrangement	546	—	—
Impairment of goodwill	—	960	—
Impairment of customer relationships intangible	—	1,454	—
Impairment of employment/non-compete agreement	—	513	—
Non-interest expense without nonrecurring expenses	$47,838	$48,318	$44,653
GAAP reported net income	$ 4,482	$ 7,388	$ 9,876
Less nonrecurring expenses, after tax			
Loss related to escrow arrangement	2,293	—	—
Legal expenses related to escrow arrangement	358	—	—
Impairment of goodwill	—	624	—
Impairment of customer relationships intangible	—	946	—
Impairment of employment/non-compete agreement	—	333	—
Net income without nonrecurring expenses	$ 7,133	$ 9,291	$ 9,876
GAAP reported earnings per common share, basic	$ 0.18	$ 0.30	$ 0.45
Less nonrecurring expenses, after tax:			
Loss related to escrow arrangement	0.09	—	—
Legal expenses related to escrow arrangement	0.01	—	—
Impairment of goodwill	—	0.03	—
Impairment of customer relationships intangible	—	0.04	—
Impairment of employment/non-compete agreement	—	0.01	—
Earnings per common share without nonrecurring expenses—basic	$ 0.28	$ 0.38	$ 0.45
GAAP reported earnings per common share, fully diluted	$ 0.18	$ 0.30	$ 0.44
Less nonrecurring expenses, after tax:			
Loss related to escrow arrangement	0.09	—	—
Legal expenses related to escrow arrangement	0.01	—	—
Impairment of goodwill	—	0.02	—
Impairment of customer relationships intangible	—	0.04	—
Impairment of employment/non-compete agreement	—	0.01	—
Earnings per common share without nonrecurring expenses—fully diluted	$ 0.28	$ 0.37	$ 0.44
Calculation of efficiency ratio(1):			
Non-interest expense without nonrecurring expenses (from above)	$47,838	$48,318	$44,653
GAAP reported net interest income	40,319	41,354	37,483
GAAP reported non-interest income	19,480	21,684	24,669
Less: litigation recovery on previously impaired investment	83	855	—
Non-interest income without litigation recovery	19,397	20,829	24,669
Total net interest income and non-interest income for efficiency ratio	$59,716	$62,183	$62,152
Efficiency ratio without nonrecurring income and expenses	80.11%	77.70%	71.84%

(1) Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income, excluding the loss on escrow arrangement during 2007, the impairment loss during 2006 and the litigation recovery during 2007 and 2006.

Statements of Operations

Net Interest Income/Margin

Net interest income is our primary source of revenue, representing the difference between interest and fees earned on interest-bearing assets and the interest paid on deposits and other interest-bearing liabilities. The level of net interest income is affected primarily by variations in the volume and mix of these assets and liabilities, as well as changes in interest rates. At the end of 2003, the federal funds rate was at 1.00%, its lowest level in over forty years. During 2004, as economic activity increased, the Federal Reserve raised the key federal funds rate five times to 2.25% by year end. The Federal Reserve continued this policy in 2005, increasing the federal funds rate eight times to 4.25% by year end, and in 2006 increased the federal funds rate four times to 5.25% by year end. During 2007, the Federal Reserve began easing the federal funds rate due to worsening economic conditions related to the tightening credit markets and decreased the rate four times to end at 4.25% at December 31, 2007. See "Interest Rate Sensitivity" for further information.

Table 2.

Average Balance Sheets and Interest Rates on Interest-Earning Assets and Interest-Bearing Liabilities

Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	2007			2006			2005		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
Assets									
Interest-earning assets:									
Loans(1):									
Commercial and industrial	$ 108,762	$ 8,263	7.60%	$ 85,269	$ 6,314	7.40%	$ 66,414	$ 4,030	6.07%
Real estate—commercial	366,176	24,598	6.72	288,567	19,082	6.61	255,505	16,199	6.34
Real estate—construction	169,503	14,077	8.30	143,476	12,040	8.39	77,634	5,468	7.04
Real estate—residential	201,863	11,029	5.46	172,809	9,012	5.22	115,829	5,936	5.12
Home equity lines	69,908	4,967	7.11	73,194	5,089	6.95	67,086	3,458	5.15
Consumer	6,405	508	7.93	4,865	367	7.54	5,046	359	7.11
Total loans	922,617	63,442	6.88	768,180	51,904	6.76	587,514	35,450	6.03
Loans held for sale	233,451	16,686	7.15	259,743	19,288	7.43	372,866	19,379	5.20
Investment securities—trading	11	1	4.62	—	—	0.00	—	—	0.00
Investment securities available-for-sale	266,935	13,256	4.97	226,011	10,483	4.64	159,720	6,195	3.88
Investment securities held-to-maturity	88,803	3,722	4.19	106,938	4,351	4.07	127,407	4,914	3.86
Other investments	10,626	635	5.98	6,409	378	5.90	6,269	261	4.16
Federal funds sold	25,217	1,318	5.23	25,675	1,206	4.70	31,981	1,175	3.67
Total interest-earning assets and interest income(2)	1,547,660	99,060	6.40	1,392,956	87,610	6.29	1,285,757	67,374	5.24
Noninterest-earning assets:									
Cash and due from banks	8,122			6,813			6,657		
Premises and equipment, net	19,565			19,758			17,446		
Goodwill and other intangibles, net	17,371			19,763			18,363		
Accrued interest and other assets	48,586			24,532			10,919		
Allowance for loan losses	(10,322)			(8,853)			(6,974)		
Total assets	$1,630,982			$1,454,969			$1,332,168		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing deposits:									
Interest checking	$ 122,806	$ 3,691	3.01%	$ 136,368	$ 3,796	2.78%	$ 113,628	$ 1,366	1.20%
Money markets	56,229	1,437	2.56	117,527	2,881	2.45	166,301	4,397	2.64
Statement savings	352,078	16,354	4.64	154,643	7,272	4.70	9,302	106	1.13
Certificates of deposit	515,182	24,215	4.70	598,187	25,142	4.20	570,669	19,030	3.33
Total interest-bearing deposits	1,046,295	45,697	4.37	1,006,725	39,091	3.88	859,900	24,899	2.90
Other borrowed funds	281,417	12,627	4.49	165,501	6,956	4.20	207,747	4,992	2.40
Total interest-bearing liabilities and interest expense	1,327,712	58,324	4.39	1,172,226	46,047	3.93	1,067,647	29,891	2.80
Noninterest-bearing liabilities:									
Demand deposits	123,493			116,041			113,813		
Other liabilities	22,382			15,018			21,980		
Common shareholders' equity	157,395			151,684			128,728		
Total liabilities and shareholders' equity	$1,630,982			$1,454,969			$1,332,168		
Net interest income and net interest margin(2)		$40,736	2.63%		$41,563	2.98%		$37,483	2.92%

(1) Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2) Interest income for loans receivable, investment securities available-for-sale and fed funds sold (which includes investments in money market preferred stock) is reported on a fully taxable-equivalent basis at a rate of 35%.

Table 3.

Rate and Volume Analysis
Years Ended December 31, 2007, 2006 and 2005
(In thousands)

	2007 Compared to 2006			2006 Compared to 2005		
	Average Volume(3)	Average Rate	Increase (Decrease)	Average Volume(3)	Average Rate	Increase (Decrease)
Interest income:						
Loans(1):						
Commercial and industrial	$ 1,740	$ 209	$ 1,949	$ 1,144	$ 1,140	$ 2,284
Real estate—commercial	5,132	384	5,516	2,096	787	2,883
Real estate—construction	2,184	(147)	2,037	4,637	1,935	6,572
Real estate—residential	1,515	502	2,017	2,920	156	3,076
Home equity lines	(228)	106	(122)	315	1,316	1,631
Consumer	116	25	141	(13)	21	8
Total loans	10,459	1,079	11,538	11,099	5,355	16,454
Loans held for sale	(1,952)	(650)	(2,602)	(5,879)	5,788	(91)
Investment securities—trading	1	—	1	—	—	—
Investment securities available-for-sale	1,898	875	2,773	2,571	1,717	4,288
Investment securities held-to-maturity	(738)	109	(629)	(789)	226	(563)
Other investments	249	8	257	6	111	117
Federal funds sold	(22)	134	112	(232)	263	31
Total interest income(2)	9,895	1,555	11,450	6,776	13,460	20,236
Interest expense:						
Interest-bearing deposits:						
Interest checking	(378)	273	(105)	273	2,157	2,430
Money markets	(1,503)	59	(1,444)	(1,290)	(226)	(1,516)
Statement savings	9,284	(202)	9,082	1,641	5,525	7,166
Certificates of deposit	(3,489)	2,562	(927)	918	5,194	6,112
Total interest-bearing deposits	3,914	2,692	6,606	1,542	12,650	14,192
Other borrowed funds	4,872	799	5,671	(76)	2,040	1,964
Total interest expense	8,786	3,491	12,277	1,466	14,690	16,156
Net interest income(2)	$ 1,109	$(1,936)	$ (827)	$ 5,310	$(1,230)	$ 4,080

(1) Non-accrual loans are included in average balances and do not have a material effect on the average yield. Interest income on non-accruing loans was not material for the years presented.

(2) Interest income for loans receivable, investment securities available-for-sale and fed funds sold (which includes investments in money market preferred stock) is reported on a fully taxable-equivalent basis at a rate of 35%.

(3) Changes attributable to rate/volume have been allocated to volume.

2007 Compared to 2006

Net interest income on a tax equivalent basis for the year ended December 31, 2007 was $40.7 million, compared to $41.6 million for the year ended December 31, 2006, a decrease of $827,000, or 2.0%. The decrease in net interest income was primarily a result of increases in the interest rates and average volume of deposits and other borrowed funds, net of the impact of increased average volume and yield on earning assets during 2007, compared with 2006. The increase in funding costs was primarily attributable to an increase in rates paid on average interest-bearing liabilities. Net increases in loans receivable and investment securities were funded through the increase in other borrowed funds and a decrease in loans held for sale.

Our net interest margin, on a tax equivalent basis, for the years ended December 31, 2007 and 2006 was 2.63% and 2.98%, respectively. The decrease was primarily a result of a 46 basis point increase in the rates paid on interest-bearing liabilities offset by an 11 basis point increase in the yield on average earning assets. The average yield on interest-earning assets increased to 6.40% in 2007 from 6.29% in 2006, and our cost of interest-bearing liabilities increased to 4.39% in 2007 from 3.93% in 2006. The cost of other borrowed funds, which generally are shorter term fundings and which we continued to utilize in 2007 to help fund our balance sheet growth, increased 29 basis points to 4.49% in 2007 from 4.20% in 2006. The cost of deposit liabilities increased 49 basis points to 4.37% in 2007 from 3.88% for 2006.

Total average earning assets increased by 11.1% to $1.55 billion at December 31, 2007, compared to $1.39 billion at December 31, 2006. The increase in our average earning assets were primarily driven by the increase in average loans receivable of $154.4 million and an increase in investment securities of $22.8 million offset by the decrease in our average inventory of loans held for sale of $26.3 million. These increases were funded by an increase in average total deposits of $47.0 million and other borrowed funds of $115.9 million during 2007.

Average loans receivable increased $154.4 million to $922.6 million during 2007 from $768.2 million in 2006. Average balances of nonperforming assets, which consist of non-accrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2007 and 2006. Additional interest income of approximately $5,000 for 2007 and $15,000 for 2006 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average total deposits increased $47.0 million to $1.17 billion in 2007 from $1.12 billion in 2006. The largest increase in average deposit balances was in statement savings, which increased $197.4 million compared to 2006, a result of our advertised Simply Savings product which was introduced during 2006. This savings product allows new customers to earn a yield of 4.21% on funds deposited with us as of December 31, 2007. The increase in our statement savings was offset by decreases in our money market balances of $61.3 million and decreases in our certificates of deposit of $83.0 million for the year ended December 31, 2007 compared to the year ended December 31, 2006.

2006 Compared to 2005

Net interest income on a tax equivalent basis for the year ended December 31, 2006 was $41.6 million, compared to $37.5 million for the year ended December 31, 2005, an increase of $4.1 million, or 10.9%. The increase in net interest income was primarily a result of increases in the interest rates and average volume of loans receivable and investment securities, net of the impact of increased funding costs during 2006, compared with 2005. The increase in funding costs was primarily attributable to an increase in rates paid on average interest-bearing liabilities. Net increases in loans receivable and investment securities were funded through the increase in total deposits and a decrease in loans held for sale.

Our net interest margin, on a tax equivalent basis, for the years ended December 31, 2006 and 2005 was 2.98% and 2.92%, respectively, primarily as a result of a 105 basis point increase in the rates earned on average interest-earning assets offset by an increased cost of average interest-bearing liabilities of 113 basis points. The average yield on interest-earning assets increased to 6.29% in 2006 from 5.24% in 2005, and our cost of interest-bearing liabilities increased to 3.93% in 2006 from 2.80% in 2005. The cost of other borrowed funds, which generally are shorter term fundings, increased 180 basis points to 4.20% in 2006 from 2.40% in 2005. The cost of deposit liabilities increased 98 basis points to 3.88% in 2006 from 2.90% for 2005.

Total average earning assets increased by 8.3% to $1.39 billion at December 31, 2006, compared to $1.29 billion at December 31, 2005. This resulted primarily from a $180.7 million increase in average loans receivable. Average investment securities increased $45.8 million during 2006 to $332.9 million at December 31, 2006, from $287.1 million at December 31, 2005. These increases were funded by average deposit growth of $149.1 million.

Average loans receivable increased $180.7 million to $768.2 million during 2006 from $587.5 million in 2005. Average balances of nonperforming assets, which consist of non-accrual loans, are included in the net interest margin calculation and did not have a material impact on our net interest margin in 2006 and 2005. Additional interest income of approximately $15,000 for 2006 and $18,000 for 2005 would have been realized had all nonperforming assets performed as originally expected. Nonperforming assets exclude loans that are both past due 90 days or more and still accruing interest due to an assessment of collectibility.

Average total deposits increased $149.1 million to $1.12 billion in 2006 from $973.7 million in 2005. The largest increase in average deposit balances was experienced in statement savings, which increased $145.3 million compared to 2005, a result of our advertised Simply Savings product which was introduced during 2006. During 2006, this savings product allowed new customers to earn a yield of 5.01% on funds deposited with us.

Interest Rate Sensitivity

We are exposed to various business risks including interest rate risk. Our goal is to maximize net interest income without incurring excessive interest rate risk. Management of net interest income and interest rate risk must be consistent with the level of capital and liquidity that we maintain. We manage interest rate risk through an asset and liability committee ("ALCO"). ALCO is responsible for managing our interest rate risk in conjunction with liquidity and capital management.

We employ an independent consulting firm to model our interest rate sensitivity. We use a net interest income simulation model as our primary tool to measure interest rate sensitivity. Many assumptions are developed based on expected activity in the balance sheet. For maturing assets, assumptions are created for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that could reprice during the modeled time period. These assumptions also cover how we expect rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. Based on inputs that include the current balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that market rates remain unchanged. This is considered the base case. Next, the model determines what net interest income would be based on specific changes in interest rates. The rate simulations are performed for a two year period and include ramped rate changes of down 200 basis points and up 200 basis points. In the ramped down rate change, the model moves rates gradually down 200 basis points over the first year and then rates remain flat in the second year. For the up 200 basis point scenario, rates are gradually moved up 200 basis points in the first year and then rates remain flat in the second year. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

At December 31, 2007, we were liability sensitive for the entire two year simulation period. Liability sensitive means that we have more liabilities repricing than assets. We have more of our liabilities in non-maturity or short-term deposit products than we have in floating rate assets. In a decreasing interest rate environment, net interest income would grow for a liability sensitive bank. In the down 200 basis point scenario, net interest income improves by not more than 8.2% for the one year period and by not more than 13.1% over the two year time horizon. In the up 200 basis point scenario, net interest income decreases by not less than 5.6% and by not less than 6.7% over the two year time horizon compared to the base case.

Provision Expense and Allowance for Loan Losses

Our policy is to maintain the allowance for loan losses at a level that represents our best estimate of known and inherent losses in the loan portfolio. Both the amount of the provision and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of individual borrowers.

The provision for loan losses was $2.5 million and $1.2 million for the years ended December 31, 2007 and 2006, respectively. The allowance for loan losses at December 31, 2007 was $11.6 million compared to $9.6 million at December 31, 2006. Our allowance for loan loss ratio at December 31, 2007 was 1.12% compared to 1.14% at December 31, 2006. The decrease in the allowance for loan loss ratio is primarily reflective of an improvement in overall credit quality and our evaluation of our loan portfolio and the qualitative factors we use to determine the adequacy of our loan loss reserve. We continued to experience strong loan quality with annualized net charged-off loans of 0.06% to average loans receivable for the year ended December 31, 2007, and no non-performing loans at December 31, 2007.

The provision for loan losses was $2.5 million for 2005. The growth in loans during 2005 was comprised primarily of increases in our construction, residential and commercial real estate loan portfolios, which require a higher allocation of the allowance than the remainder of the loan portfolio.

See "Critical Accounting Policies" above for more information on our allowance for loan losses methodology.

The following tables present additional information pertaining to the activity in and allocation of the allowance for loan losses by loan type and the percentage of the loan type to the total loan portfolio.

Table 4.

Allowance for Loan Losses
Years Ended December 31, 2007, 2006, 2005, 2004, and 2003
(In thousands)

	2007	2006	2005	2004	2003
Beginning balance, January 1	$ 9,638	$ 8,301	$ 5,878	$ 4,344	$ 3,372
Provision for loan losses	2,548	1,232	2,456	1,626	1,001
Loans charged off:					
Commercial and industrial	(449)	(42)	(120)	(100)	(74)
Consumer	(103)	(1)	(9)	(8)	(6)
Total loans charged off	(552)	(43)	(129)	(108)	(80)
Recoveries:					
Commercial and industrial	7	148	82	14	43
Consumer	—	—	14	2	8
Total recoveries	7	148	96	16	51
Net (charge offs) recoveries	(545)	105	(33)	(92)	(29)
Ending balance, December 31,	$ 11,641	$ 9,638	$ 8,301	$ 5,878	$ 4,344

Loans:	2007	2006	2005	2004	2003
Balance at year end	$1,039,684	$845,449	$705,644	$489,896	$336,002
Allowance for loan losses to loans receivable, net of fees	1.12%	1.14%	1.18%	1.20%	1.29%
Net charge-offs to average loans receivable	0.06%	0.00%	0.01%	0.02%	0.01%

Table 5.

Allocation of the Allowance for Loan Losses
At December 31, 2007, 2006, 2005, 2004, and 2003
(In thousands)

	2007		2006		2005	
	Allocation	% of Total*	Allocation	% of Total*	Allocation	% of Total*
Commercial and industrial	$ 1,956	13.51%	$1,670	12.09%	$1,153	9.83%
Real estate—commercial	5,225	39.95	3,687	37.50	3,338	39.01
Real estate—construction	2,217	17.93	1,764	18.27	1,432	18.13
Real estate—residential	1,402	20.50	2,025	23.80	1,490	21.65
Home equity lines	772	7.81	384	7.75	721	10.63
Consumer	69	0.30	108	0.59	167	0.75
Total allowance for loan losses	$11,641	100.00%	$9,638	100.00%	$8,301	100.00%

	2004		2003	
	Allocation	% of Total*	Allocation	% of Total*
Commercial and industrial	$ 963	11.53%	$1,046	17.21%
Real estate—commercial	2,732	44.88	1,662	41.56
Real estate—construction	768	14.18	497	12.57
Real estate—residential	692	15.69	418	12.64
Home equity lines	612	12.32	486	12.84
Consumer	111	1.40	235	3.18
Total allowance for loan losses	$5,878	100.00%	$4,344	100.00%

* Percentage of loan type to the total loan portfolio.

Non-Interest Income

Non-interest income includes service charges on deposits and loans, gains on sales of loans held for sale, investment fee income, management fee income, and gains on sales of investment securities available-for-sale, and continues to be an important factor in our operating results. Non-interest income for the years ended December 31, 2007 and 2006 was $19.5 million and $21.7 million, respectively. The decrease in non-interest income for the year ended December 31, 2007, compared to the same period of 2006, is primarily the result of decreased gains on sales of loans held for sale of $1.3 million and a decrease in management fee income of $1.1 million. The decrease in gains on sales of loans held for sale and management fee income is due to the slowdown in the regional housing market. Included in the net gains on sales of loans held for sale are any origination, underwriting, and discount points and other funding fees that were received and deferred at loan origination. Costs include direct costs associated with loan origination, such as commissions and salaries that are deferred at the time of origination. Management fees represent the income earned for services George Mason provides to other mortgage companies owned by local home builders and generally fluctuates based on the volume of loan sales.

Service charges on deposit accounts increased $395,000 to $2.0 million for the year ended December 31, 2007, compared to $1.6 million for the year ended December 31, 2006. Deposit service charges increased primarily as a result of an increased number of transaction accounts in 2007 compared to 2006. Loan service charges decreased $675,000 to $1.5 million for the year ended December 31, 2007, compared to $2.2 million in 2006. Loan service charges decreased due to decreases in loan originations at George Mason during 2007, compared to originations during 2006 because of the aforementioned slowdown in the regional housing market. Investment fee income increased $957,000 to $4.3 million for the year ended December 31, 2007, compared to $3.3 million for the year ended December 31, 2006. The increase in investment fee income is primarily attributable to a full year of operations of the trust division in 2007 and higher monthly fee income. For the year ended December 31, 2007, the increase in the cash surrender value of our bank-owned life insurance was $1.7 million, an increase of $1.0 million when compared to the same period of 2006. This is primarily due to having our investment in bank-owned life insurance for a full twelve month period in 2007 compared to only five months of 2006.

Included in other income for the year ended December 31, 2006 are gains related to the extinguishment of two borrowings totaling $769,000. There were no similar transactions for the year ended December 31, 2007.

During the year ended December 31, 2006, we received a litigation settlement from a previously impaired investment of $855,000. For the year ended December 31, 2007, an additional amount of $83,000 was recovered for this same impaired investment.

Non-interest income for the years ended December 31, 2006 and 2005 was $21.7 million and $24.7 million, respectively. The decrease in non-interest income for the year ended December 31, 2006, compared to the same period of 2005, is primarily the result of decreased gains on sales of loans held for sale of $5.9 million. The decrease in gains on sales of loans held for sale is due to the slowdown in the regional housing market. Also contributing to the decrease in non-interest income, management fee income decreased by $811,000 in 2006 compared to 2005.

Service charges on deposit accounts increased $259,000 to $1.6 million for the year ended December 31, 2006, compared to $1.3 million for the year ended December 31, 2005. Deposit service charges increased primarily as a result of an increased number of transaction accounts in 2006 compared to 2005. Loan service charges decreased $524,000 to $2.2 million for the year ended December 31, 2006, compared to $2.7 million in 2005. Loan service charges decreased due to decreases in loan originations at George Mason during 2006, compared to originations during 2005 because of the aforementioned slowdown in the regional housing market. Investment fee income increased $1.9 million to $3.3 million for the year ended December 31, 2006, compared to $1.4 million for the year ended December 31, 2005. The increase in investment fee income is primarily attributable to the addition of the trust division in February 2006 and a full year of operations of Wilson/Bennett in 2006. Included in other income are gains related to the extinguishment of two borrowings totaling $769,000 for the year ended December 31, 2006 compared to $140,000 for the year ended December 31, 2005.

During 2006, we received a litigation settlement from a previously impaired investment of $855,000. In addition, we invested $30.0 million in bank-owned life insurance during the third quarter of 2006. The increase in the cash surrender value of the insurance policy for the year ended December 31, 2006 was $646,000. There were no similar transactions for the year ended December 31, 2005.

The following table provides additional detail on non-interest income for the years ended December 31, 2007, 2006, and 2005.

Table 6.

Non-Interest Income
Years Ended December 31, 2007, 2006, and 2005
(In thousands)

	2007	2006	2005
Insufficient funds fee income	$ 704	$ 729	$ 637
Service charges on deposit accounts	312	207	167
Other fee income on deposit accounts	381	131	123
ATM transaction fees	579	463	356
Loan service charges	1,502	2,177	2,701
Investment fee income	813	1,341	1,417
Trust adminstration fee income	3,474	1,989	—
Increase in cash surrender value of bank-owned life insurance	1,670	646	—
Net gain on sales of loans	8,779	10,059	15,975
Management fee income	1,072	2,221	3,032
Net realized gain on investment securities available-for-sale	—	61	33
Net gain (loss) on sales of assets	(2)	15	(13)
Credit card fees	61	63	51
Litigation recovery on previously impaired investment	83	855	—
Gain on debt extinguishments	—	769	140
Other income	52	(42)	50
Total non-interest income	$19,480	$21,684	$24,669

Non-Interest Expense

Non-interest expense includes, among other things, salaries and benefits, occupancy costs, professional fees, depreciation, data processing, telecommunications and miscellaneous expenses. Non-interest expense was $51.9 million and $51.2 million for the years ended December 31, 2007 and 2006, respectively, an increase of $639,000, or 1.3%. The marginal increase in non-interest expense for the year ended December 31, 2007, compared to 2006, was primarily the result of the increase in our FDIC insurance assessment of $629,000 compared to 2006. Other expenses decreased or increased slightly as a result of expense control measures put in place at George Mason, offset by non-interest expense increases related to the Bank's branch expansion that has occurred over the past two years and our acquisition of the trust division in February 2006.

In each of years ended December 31, 2007 and December 31, 2006, non-interest expense was impacted by one-time charges. For the year ended December 31, 2007, we recorded a loss of $3.5 million related to our escrow arrangement with Liberty Growth Fund, LP. For the year ended December 31, 2006, we recorded an impairment charge of $2.9 million related to Wilson/Bennett. See the "Financial Overview" section above for additional information on both of these transactions.

Non-interest expense was $51.2 million and $44.7 million for the years ended December 31, 2006 and 2005, respectively, an increase in 2006 of $6.6 million, or 14.8%. The increase in non-interest expense for the year ended December 31, 2006, compared to 2005, was primarily the result of branch expansion in those past two years and our acquisition of the trust division in February 2006.

The following table reflects the components of non-interest expense for the years ended December 31, 2007, 2006 and 2005.

Table 7.

Non-Interest Expense
Years Ended December 31, 2007, 2006, and 2005
(In thousands)

	2007	2006	2005
Salary and benefits	$23,815	$24,616	$22,480
Occupancy	5,348	5,242	4,293
Professional fees	2,095	2,149	2,212
Depreciation	3,035	3,172	2,822
Amortization of intangibles	254	420	409
Loss related to escrow arrangement	3,500	—	—
Impairment of goodwill and intangible assets	—	2,927	—
Data processing	1,450	1,358	1,559
Stationary and supplies	1,091	1,374	1,551
Advertising and marketing	2,058	2,026	1,993
Telecommunications	1,182	1,247	1,189
Other taxes	1,701	1,572	1,422
Travel and entertainment	492	776	763
Bank operations	1,234	719	860
Premises and equipment	1,771	1,675	1,400
FDIC insurance assessments	768	139	121
Miscellaneous	2,090	1,833	1,579
Total non-interest expense	$51,884	$51,245	$44,653

Income Taxes

We recorded a provision for income tax expense of $885,000 for the year ended December 31, 2007, a decrease of $2.3 million compared to 2006. Our effective tax rate for the years ended December 31, 2007 and 2006 was 16.5% and 30.0%, respectively. The decrease in our effective tax rate from 2006 to 2007 is primarily the result of our tax-exempt income from investments being a larger portion of our overall net income for the year ended December 31, 2007 compared to 2006.

We recorded a provision for income tax expense of $5.2 million for the year ended December 31, 2005. Our effective tax rate for the year ended December 31, 2005 was 34.4%. The decrease in effective tax rates from 2005 to 2006 is primarily the result of our adding tax-exempt investments to our balance sheet during 2006.

For more information, see "Critical Accounting Policies" above. In addition, note 10 to the notes to consolidated financial statements provides additional information with respect to the deferred tax accounts and the net operating loss carryforward.

Statements of Condition

Loans Receivable, Net

Total loans receivable, net of deferred fees and costs, were $1.04 billion at December 31, 2007, an increase of $194.2 million, or 23%, compared to $845.4 million at December 31, 2006. We achieved growth in all our loan categories with the exception of our consumer loans. Consumer loans decreased $1.8 million to $3.1 million at December 31, 2007 from $4.9 million at December 31, 2006, primarily as a result of repayments during 2007 and decreased originations. Loans held for sale decreased $168.2 million to $170.5 million at December 31, 2007 compared to $338.7 million at December 31, 2006, a result of the slowdown in the regional housing market during 2007.

Loans receivable accounted for on a non-accrual basis at December 31, 2007 and December 31, 2006 were $0 and $82,000, respectively. Accruing loans, which are contractually past due 90 days or more as to principal or interest payments, at December 31, 2007 were $963,000, all of which are included in our loans held for sale portfolio and were determined to be well secured and in the process of collection. At December 31, 2006, there were no loans contractually past due 90 days or more as to principal or interest payments that were still accruing. There were no loans at December 31, 2007 and December 31, 2006 that were "troubled debt restructurings" as defined in SFAS No. 15, *Accounting by Debtors and Creditors for Troubled Debt Restructurings.*

Interest income on non-accrual loans, if recognized, is recorded using the cash basis method of accounting. When a loan is placed on non-accrual, unpaid interest is reversed against interest income if it was accrued in the current year and is charged to the allowance for loan losses if it was accrued in prior years. While on non-accrual, the collection of interest is recorded as interest income only after all past-due principal has been collected. When all past contractual obligations are collected and, in our opinion, the borrower has demonstrated the ability to remain current, the loan is returned to an accruing status. Gross interest income that would have been recorded if the non-accrual loans had been current with their original terms and had been outstanding throughout the period or since origination if held for part of the period for the years ended December 31, 2007 and 2006 was $5,000 and $15,000, respectively. The interest income realized prior to the loans being placed on non-accrual status for the year ended December 31, 2007 and 2006 was $38,000 and $9,000, respectively.

Total loans receivable, net of deferred fees and costs, were $845.4 million at December 31, 2006, an increase of $139.8 million, or 19.8%, compared to $705.6 million at December 31, 2005. The strongest growth was in commercial and industrial loans, commercial real estate loans, residential real estate loans, and real estate construction loans.

Loans receivable accounted for on a non-accrual basis at December 31, 2005 was $214,000. Accruing loans, which were contractually past due 90 days or more as to principal or interest payments at December 31, 2005 was $33,000. There were no loans at December 31, 2005, 2004 and 2003 that were "troubled debt restructurings" as defined in SFAS No. 15. Gross interest income that would have been recorded if the non-accrual loans had been current with their original terms and had been outstanding throughout the period, or since origination if held for part of the period for 2005 was $18,000. No interest income was realized prior to these loans being placed on non-accrual status for the year ended December 31, 2005.

The ratio of non-performing loans to total loans was 0.00%, 0.01% and 0.03% at December 31, 2007, 2006 and 2005, respectively.

The following tables present the composition of our loans receivable portfolio at the end of each of the five years ended December 31, 2007 and additional information on non-performing loans receivable.

Table 8.

Loans Receivable
At December 31, 2007, 2006, 2005, 2004, and 2003
(In thousands)

	2007		2006		2005	
Commercial and industrial	$ 140,531	13.51%	$102,284	12.09%	$ 69,392	9.83%
Real estate—commercial	415,471	39.95	317,201	37.50	275,381	39.01
Real estate—construction	186,514	17.93	154,525	18.27	128,009	18.13
Real estate—residential	213,197	20.50	201,320	23.80	152,818	21.65
Home equity lines	81,247	7.81	65,557	7.75	75,048	10.63
Consumer	3,129	0.30	4,904	0.59	5,255	0.75
Gross loans	1,040,089	100.00%	845,791	100.00%	705,903	100.00%
Net deferred (fees) costs	(405)		(342)		(259)	
Less: allowance for loan losses	(11,641)		(9,638)		(8,301)	
Loans receivable, net	$1,028,043		$835,811		$697,343	

	2004		2003	
Commercial and industrial	$ 56,512	11.53%	$ 57,854	17.21%
Real estate—commercial	220,012	44.88	139,725	41.56
Real estate—construction	69,535	14.18	42,243	12.57
Real estate—residential	76,932	15.69	42,495	12.64
Home equity lines	60,408	12.32	43,176	12.84
Consumer	6,816	1.40	10,690	3.18
Gross loans	490,215	100.00%	336,183	100.00%
Net deferred (fees) costs	(319)		(181)	
Less: allowance for loan losses	(5,878)		(4,344)	
Loans receivable, net	$484,018		$331,658	

Table 9.

Nonperforming Loans
At December 31, 2007, 2006, 2005, 2004, and 2003
(In thousands)

	2007	2006	2005	2004	2003
Nonaccruing loans	$ —	$82	$214	$547	$390
Loans contractually past-due 90 days or more	963	—	33	—	4
Total nonperforming loans	$963	$82	$247	$547	$394

The following table presents information on loan maturities and interest rate sensitivity.

Table 10.

Loan Maturities and Interest Rate Sensitivity
At December 31, 2007
(In thousands)

	One Year or Less	Between One and Five Years	After Five Years	Total
Commercial and industrial	$ 73,841	$ 32,866	$ 33,824	$ 140,531
Real estate—commercial	95,078	225,817	94,576	415,471
Real estate—construction	162,619	7,291	16,604	186,514
Real estate—residential	76,247	131,241	5,709	213,197
Home equity lines	80,150	1,097	—	81,247
Consumer	1,646	832	651	3,129
Total loans receivable	$489,581	$399,144	$151,364	$1,040,089
Fixed-rate loans		$164,276	$125,471	$ 289,747
Floating-rate loans		234,868	25,893	260,761
Total loans receivable		$399,144	$151,364	$ 550,508

* Payments due by period are based on the repricing characteristics and not contractual maturities.

Investment Securities

Our investment securities portfolio is used as a source of income and liquidity. The investment portfolio consists of investment securities available-for-sale and investment securities held-to-maturity. Investment securities available-for-sale are those securities that we intend to hold for an indefinite period of time, but not necessarily until maturity. These securities are carried at fair value and may be sold as part of an asset/liability strategy, liquidity management or regulatory capital management. Investment securities held-to-maturity are those securities that we have the intent and ability to hold to maturity and are carried at amortized cost. Investment securities were $364.9 million at December 31, 2007, an increase of $35.7 million or 10.8%, from $329.3 million in investment securities at December 31, 2006.

Of the $364.9 million in the investment portfolio at December 31, 2007, $78.9 million were classified as held-to-maturity, and $286.0 million were classified as available-for-sale. At December 31, 2007, the weighted average yield on the available-for-sale investment portfolio was 5.14% and the weighted average yield on the held-to-maturity portfolio was 4.45%. Beginning in 2006 and continuing through 2007, we began purchasing bank-qualified tax-exempt municipal investment securities. At December 31, 2007 and 2006, the amortized cost of tax-exempt municipal securities was $33.7 million and $25.0 million, respectively.

At December 31, 2007 and 2006, investment securities with unrealized losses are investment grade securities. Investment securities with unrealized losses have interest rates that are less than current market interest rates and, therefore, the indicated temporary losses are not a result of permanent credit impairment. Mortgage-backed investment securities, which are the primary component of the unrealized losses in the investment securities portfolio at those dates, are primarily comprised of securities issued by the Federal National Mortgage Association (FNMA), Federal Home Loan Mortgage Corporation (FHLMC) and Government National Mortgage Association (GNMA).

Our investment portfolio consists primarily of securities backed or guaranteed by FNMA or FHLMC. For all non government or agency securities, we complete reviews for other than temporary impairment at least quarterly. As of December 31, 2007, our investment securities portfolio consists of all AAA rated securities. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. We expect to receive full payment of interest and principal on the securities in the investment portfolio. The various protective elements on our non agency securities may change in the future if market conditions or the financial stability of credit insurers changes, which could impact the ratings of our securities.

Of the $33.7 million in our municipal securities portfolio, $31.2 million remain AAA rated while approximately $2.5 million were downgraded to single A status after December 31, 2007, due to the downgrades of the monoline insurance companies that insured those bonds. These bonds remain unlimited general obligations of the municipalities.

Investment securities increased to $329.3 million at December 31, 2006, from $294.2 million at December 31, 2005. At December 31, 2006, $97.7 million were classified as held-to-maturity, and $231.6 million were classified as available-for-sale. The yield on the available-for-sale investment portfolio was 4.73%, and the yield on the held-to-maturity portfolio was 4.28% at December 31, 2006.

The following table reflects the composition of the investment portfolio at December 31, 2007, 2006, and 2005.

Table 11.

Investment Securities
At December 31, 2007, 2006, and 2005
(In thousands)

Available-for-sale at December 31, 2007	**Amortized Cost**	**Fair Value**	**Average Yield**
U.S. government-sponsored agencies			
One to five years	$ 44,160	$ 44,161	5.59%
Five to ten years	39,116	39,850	5.99
Total U.S. government-sponsored agencies	83,276	84,011	5.78
Mortgage-backed securities(1)			
One to five years	3,552	3,526	4.25
Five to ten years	10,902	10,746	3.89
After ten years	154,435	153,912	5.13
Total mortgage-backed securities	168,889	168,184	5.03
Municipal securities(2)			
After ten years	33,671	33,219	4.09
Total municipal securities	33,671	33,219	4.09
U.S. treasury securities			
One to five years	592	584	4.09
Total U.S. treasury securities	592	584	4.09
Total investment securities available-for-sale	$286,428	$285,998	5.14%

Held-to-maturity at December 31, 2007	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 6,500	$ 6,468	3.63%
Five to ten years	11,011	10,998	4.52
After ten years	2,000	2,002	5.30
Total U.S. government-sponsored agencies	19,511	19,468	4.30
Mortgage-backed securities(1)			
One to five years	379	383	4.71
Five to ten years	7,618	7,555	4.29
After ten years	43,436	43,133	4.52
Total mortgage-backed securities	51,433	51,071	4.49
Corporate bonds			
After ten years	8,004	7,629	4.56
Total corporate bonds	8,004	7,629	4.56
Total investment securities held-to-maturity	78,948	78,168	4.45
Total investment securities	$365,376	$364,166	4.99%

Available-for-sale at December 31, 2006	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 51,973	$ 51,517	4.90%
Five to ten years	15,520	15,480	5.72
Total U.S. government-sponsored agencies	67,493	66,997	5.09
Mortgage-backed securities(1)			
One to five years	4,406	4,312	4.18
Five to ten years	10,599	10,291	3.76
After ten years	127,197	124,511	4.76
Total mortgage-backed securities	142,202	139,114	4.67
Municipal securities(2)			
After ten years	25,047	25,031	4.10
Total municipal securities	25,047	25,031	4.10
U.S. treasury securities			
One to five years	489	489	5.14
Total U.S. treasury securities	489	489	5.14
Total investment securities available-for-sale	$235,231	$231,631	4.73%

Held-to-maturity at December 31, 2006	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 8,967	$ 8,734	3.50%
Five to ten years	13,018	12,777	4.44
After ten years	2,000	1,971	5.30
Total U.S. government-sponsored agencies	23,985	23,482	4.16
Mortgage-backed securities(1)			
Five to ten years	6,702	6,544	4.21
After ten years	58,974	57,560	4.35
Total mortgage-backed securities	65,676	64,104	4.34
Corporate bonds			
After ten years	8,004	7,864	4.21
Total corporate bonds	8,004	7,864	4.21
Total investment securities held-to-maturity	97,665	95,450	4.28
Total investment securities	$332,896	$327,081	4.60%

Available-for-sale at December 31, 2005	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 43,784	$ 43,264	4.79%
Five to ten years	15,175	15,147	5.42
Total U.S. government-sponsored agencies	58,959	58,411	4.88
Mortgage-backed securities(1)			
One to five years	5,441	5,269	4.02
Five to ten years	8,980	8,678	3.88
After ten years	108,309	104,613	4.21
Total mortgage-backed securities	122,730	118,560	4.17
U.S. treasury securities			
One to five years	2,015	1,984	2.63
Total U.S. treasury securities	2,015	1,984	2.63
Total investment securities available-for-sale	$183,704	$178,955	4.38%

Held-to-maturity at December 31, 2005	Amortized Cost	Fair Value	Average Yield
U.S. government-sponsored agencies			
One to five years	$ 9,500	$ 9,172	3.52%
Five to ten years	13,020	12,698	4.37
After ten years	3,000	2,936	4.22
Total U.S. government-sponsored agencies	25,520	24,806	4.03
Mortgage-backed securities(1)			
Five to ten years	7,662	7,470	4.21
After ten years	74,082	71,937	4.24
Total mortgage-backed securities	81,744	79,407	4.23
Corporate bonds			
After ten years	8,005	7,812	4.21
Total corporate bonds	8,005	7,812	4.21
Total investment securities held-to-maturity	115,269	112,025	4.19
Total investment securities	$298,973	$290,980	4.31%

(1) Based on contractual maturities.

(2) Yields for our tax-exempt municipal securities are not reported on a tax-equivalent basis.

Deposits and Other Borrowed Funds

Total deposits were $1.10 billion at December 31, 2007, a decrease of $122.0 million, or 10.0%, from $1.22 billion at December 31, 2006. The decrease in our total deposit balances is primarily a result of losing high cost deposit balances of certain customers who were looking for increased yields on their funds. We chose during the third and fourth quarters of 2007 not to set premium tier pricing for our deposit products as part of our interest rate risk management strategy. At December 31, 2007, we had $10.0 million of brokered certificates of deposit, compared to $5.0 million at December 31, 2006.

Other borrowed funds, which primarily include fed funds purchased, repurchase agreements, FHLB advances and our payable to Cardinal Statutory Trust I, were $400.1 million at December 31, 2007, an increase of $205.4 million, from $194.6 million at December 31, 2006. The primary reason for the increase in other borrowed funds at December 31, 2007 was an increase in funding from advances from the Federal Home Loan Bank of Atlanta. Advances from the Federal Home Loan Bank of Atlanta were $233.5 million at December 31, 2007, compared to $122.7 million at December 31, 2006. Advances taken during 2007 were utilized primarily to leverage some of our larger commercial real estate fundings and to assist in financing the George Mason inventory of loans held for sale.

Other borrowed funds at each of December 31, 2007 and 2006, included $20.6 million payable to Cardinal Statutory Trust I, the issuer of our trust preferred securities. This debt had an interest rate of 7.39% and 7.76% at December 31, 2007 and 2006, respectively. In accordance with FIN No. 46, *Consolidation of Variable Interest Entities,* Cardinal Statutory Trust I is an unconsolidated entity as we are not the primary beneficiary of the trust.

At December 31, 2007, other borrowed funds also included $68.0 million in fed funds purchased, $66.8 million in customer repurchase agreements and $11.2 million borrowed under the Federal Reserve Treasury, Tax & Loan note option.

The following table reflects the short-term borrowings and other borrowed funds outstanding at December 31, 2007.

Table 12.

Short-Term Borrowings and Other Borrowed Funds
At December 31, 2007
(In thousands)

Short-term FHLB advances:

Advance Date	Term of Advance	Maturity or Call Date	Interest Rate	Amount Outstanding
Apr-05	3 years	Apr-08	4.31%	$ 5,000
Apr-05	3 years	Apr-08	4.08	5,000
Jun-07	1 year	Jun-08	4.40	2,000
Jul-03	5 years	Jul-08	2.29	1,458
Total short-term FHLB advances and weighted average rate			**4.02%**	**$ 13,458**

	Interest Rate	Amount Outstanding
Other short-term borrowed funds:		
TT&L note option	4.30%	$ 11,175
Customer repurchase agreements	2.99	66,808
Federal Funds Purchased	4.13	68,000
Total other short-term borrowed funds and weighted average rate	**3.62%**	**$145,983**
Other borrowed funds:		
Trust preferred	7.39%	$ 20,619
FHLB advances—long term	4.21	220,000
Other borrowed funds and weighted average rate	**4.48%**	**$240,619**
Total other borrowed funds and weighted average rate	**4.15%**	**$400,060**

Total deposits at December 31, 2006 were $1.22 billion compared to $1.07 billion at December 31, 2005, an increase of $149.0 million, or 13.9%. This growth is primarily attributable to the opening of two branch offices during 2006 and our promotional efforts. At December 31, 2006, we had $5.0 million of brokered certificates of deposit, compared to $9.8 million at December 31, 2005. Other borrowed funds increased $39.2 million to $194.6 million at December 31, 2006, from $155.4 million at December 31, 2005. The primary reason for the increase in other borrowed funds at December 31, 2006 was an increase in funding from advances from the Federal Home Loan Bank of Atlanta which were used to primarily leverage certain of our larger commercial real estate deals and to assist in the financing of George Mason's inventory of loans held for sale.

The following table reflects the maturities of the certificates of deposit of $100,000 or more as of December 31, 2007, 2006, and 2005.

Table 13.

Certificates of Deposit of $100,000 or More
At December 31, 2007, 2006, and 2005
(In thousands)

	2007		
Maturities:	Fixed Term	No-Penalty*	Total
Three months or less	$113,430	$11,140	$124,570
Over three months through six months	27,587	7,033	34,620
Over six months through twelve months	12,120	13,248	25,368
Over twelve months	22,314	731	23,045
	$175,451	$32,152	$207,603

	2006		
Maturities:	Fixed Term	No-Penalty*	Total
Three months or less	$116,204	$23,220	$139,424
Over three months through six months	24,608	10,974	35,582
Over six months through twelve months	22,601	20,869	43,470
Over twelve months	43,530	774	44,304
	$206,943	$55,837	$262,780

	2005		
Maturities:	Fixed Term	No-Penalty*	Total
Three months or less	$ 15,025	$ 3,530	$ 18,555
Over three months through six months	21,637	34,937	56,574
Over six months through twelve months	56,231	59,536	115,767
Over twelve months	58,390	34,341	92,731
	$151,283	$132,344	$283,627

* No-Penalty certificates of deposit can be redeemed at anytime at the request of the depositor.

Business Segment Operations

We provide banking and non-banking financial services and products through our subsidiaries. We operate in three business segments, commercial banking, mortgage banking and wealth management and trust services.

The commercial banking segment includes both commercial and consumer lending and provides customers such products as commercial loans, real estate loans, and other business financing and consumer loans. In addition, this segment also provides customers with various deposit products including demand deposit accounts, savings accounts and certificates of deposit.

The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis.

The wealth management and trust services segment provides investment and financial services to businesses and individuals, including financial planning, retirement/estate planning, trusts, estates, custody, investment management, escrows, and retirement plans. Wilson/Bennett has been included in this operating segment since the date of its acquisition on June 9, 2005. On February 9, 2006, we acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc.

Information about the reportable segments, and reconciliation of this information to the consolidated financial statements at December 31, 2007, 2006, and 2005 follows.

Table 14.

Segment Reporting
December 31, 2007, 2006, and 2005
(In thousands)

At and for the Year Ended December 31, 2007:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 38,707	$ 3,005	$ —	$ (1,393)	$ —	$ 40,319
Provision for loan losses	2,548	—	—	—	—	2,548
Non-interest income	4,032	11,112	4,287	49	—	19,480
Non-interest expense	30,316	11,587	7,096	2,885	—	51,884
Provision for income taxes	2,470	907	(979)	(1,513)	—	885
Net income (loss)	$ 7,405	$ 1,623	$(1,830)	$ (2,716)	$ —	$ 4,482
Total Assets	$1,663,834	$184,602	$ 3,893	$176,366	$(338,664)	$1,690,031

At and for the Year Ended December 31, 2006:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 38,091	$ 4,344	$ —	$ (1,081)	$ —	$ 41,354
Provision for loan losses	1,232	—	—	—	—	1,232
Non-interest income	4,415	13,892	3,330	47	—	21,684
Non-interest expense	27,127	15,241	6,591	2,286	—	51,245
Provision for income taxes	4,571	1,060	(1,307)	(1,151)	—	3,173
Net income (loss)	$ 9,576	$ 1,935	$(1,954)	$ (2,169)	$ —	$ 7,388
Total Assets	$1,572,051	$360,470	$ 5,500	$163,879	$(463,471)	$1,638,429

At and for the Year Ended December 31, 2005:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
Net interest income	$ 32,171	$ 6,203	$ —	$ (891)	$ —	$ 37,483
Provision for loan losses	2,456	—	—	—	—	2,456
Non-interest income	1,964	21,255	1,367	83	—	24,669
Non-interest expense	23,802	17,332	1,422	2,097	—	44,653
Provision for income taxes	2,764	3,413	(56)	(954)	—	5,167
Net income (loss)	$ 5,113	$ 6,713	$ 1	$ (1,951)	$ —	$ 9,876
Total Assets	$1,387,504	$376,618	$6,882	$160,856	$(479,573)	$1,452,287

During the third quarter of 2007, we recorded a loss of $3.5 million pretax ($2.3 million after tax) from our escrow arrangement with Liberty Growth Fund, LP. This loss was recorded in our wealth management and trust services segment.

During the third quarter of 2006, we recorded a non-cash impairment loss of $2.9 million pretax ($1.9 million after tax) in our wealth management and trust services segment.

Capital Resources

Capital adequacy is an important measure of financial stability and performance. Our objectives are to maintain a level of capitalization that is sufficient to sustain asset growth and promote depositor and investor confidence.

Regulatory agencies measure capital adequacy utilizing a formula that takes into account the individual risk profile of a financial institution. The guidelines define capital as both Tier 1 (which includes common shareholders' equity, defined to include certain debt obligations) and Tier 2 (to include certain other debt obligations and a portion of the allowance for loan losses and 45% of unrealized gains in equity securities).

Shareholders' equity at December 31, 2007 was $159.5 million, an increase of $3.6 million, compared to $155.9 million at December 31, 2006. The increase in shareholders' equity was primarily attributable to net income of $4.5 million for the year ended December 31, 2007 and increases in other comprehensive income of $1.8 million for the year ended December 31, 2007. These increases were offset by repurchases of our common stock totaling $2.7 million for the year. Total shareholders' equity to total assets at December 31, 2007 and 2006 was 9.4% and 9.5%, respectively. Book value per share at December 31, 2007 and 2006 was $6.59 and $6.37, respectively. Total risk-based capital to risk-weighted assets was 12.98% at December 31, 2007 compared to 14.06% at December 31, 2006. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2007, as we were at December 31, 2006.

Shareholders' equity at December 31, 2006 was $155.9 million, an increase of $8.0 million, compared to $147.9 million at December 31, 2005. The increase in shareholders' equity was primarily attributable to recorded net income of $7.4 million for the year ended December 31, 2006. Total shareholders' equity to total assets at December 31, 2006 and 2005 was 9.5% and 10.2%, respectively. Book value per share at December 31, 2006 and 2005 was $6.37 and $6.07, respectively. Total risk-based capital to risk-weighted assets was 14.06% at December 31, 2006 compared to 15.65% at December 31, 2005. Accordingly, we were considered "well capitalized" for regulatory purposes at December 31, 2006, as we were at December 31, 2005.

As noted above, regulatory capital levels for the bank and bank holding company meet those established for well-capitalized institutions. While we are currently considered well-capitalized, we may from time-to-time find it necessary to access the capital markets to meet our growth objectives or capitalize on specific business opportunities.

The following table shows the minimum capital requirements and our capital position at December 31, 2007, 2006, and 2005, for the Company and for the Bank.

Table 15.

Capital Components
At December 31, 2007, 2006, and 2005
(In thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
Cardinal Financial Corporation (Consolidated):	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
At December 31, 2007						
Total risk-based capital/ Total capital to risk-weighted assets	$174,523	12.98%	$107,569≥	8.00%	$134,461≥	10.00%
Tier I capital/ Tier I capital to risk-weighted assets	162,691	12.10	53,785≥	4.00	80,677≥	6.00
Tier I capital/ Total capital to average assets	162,691	10.26	63,456≥	4.00	79,320≥	5.00
At December 31, 2006						
Total risk-based capital/ Total capital to risk-weighted assets	$170,457	14.06%	$ 97,010≥	8.00%	$121,263≥	10.00%
Tier I capital/ Tier I capital to risk-weighted assets	160,656	13.25	48,505≥	4.00	72,758≥	6.00
Tier I capital/ Total capital to average assets	160,656	10.68	60,180≥	4.00	75,225≥	5.00
At December 31, 2005						
Total risk-based capital/ Total capital to risk-weighted assets	$159,155	15.65%	$ 81,334≥	8.00%	$101,668≥	10.00%
Tier I capital/ Tier I capital to risk-weighted assets	150,742	14.83	40,667≥	4.00	61,001≥	6.00
Tier I capital/ Total capital to average assets	150,742	10.71	56,308≥	4.00	70,386≥	5.00

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
Cardinal Bank:	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
At December 31, 2007						
Total risk-based capital/ Total capital to risk-weighted assets	$159,745	11.91%	$107,308≥	8.00%	$134,135≥	10.00%
Tier I capital/ Tier I capital to risk-weighted assets	147,913	11.03	53,654≥	4.00	80,481≥	6.00
Tier I capital/ Total capital to average assets	147,913	9.34	63,331≥	4.00	79,163≥	5.00
At December 31, 2006						
Total risk-based capital/ Total capital to risk-weighted assets	$141,885	11.73%	$ 96,742≥	8.00%	$120,927≥	10.00%
Tier I capital/ Tier I capital to risk-weighted assets	132,084	10.92	48,371≥	4.00	72,556≥	6.00
Tier I capital/ Total capital to average assets	132,084	8.80	60,038≥	4.00	75,048≥	5.00
At December 31, 2005						
Total risk-based capital/ Total capital to risk-weighted assets	$129,042	12.73%	$ 81,097≥	8.00%	$101,372≥	10.00%
Tier I capital/ Tier I capital to risk-weighted assets	120,628	11.90	40,549≥	4.00	60,823≥	6.00
Tier I capital/ Total capital to average assets	120,628	8.61	56,014≥	4.00	70,018≥	5.00

Liquidity

Liquidity in the banking industry is defined as the ability to meet the demand for funds of both depositors and borrowers. We must be able to meet these needs by obtaining funding from depositors or other lenders or by converting non-cash items into cash. The objective of our liquidity management program is to ensure that we always have sufficient resources to meet the demands of our depositors and borrowers. Stable core deposits and a strong capital position provide the base for our liquidity position. We believe we have demonstrated our ability to attract deposits because of our convenient branch locations, personal service and pricing.

In addition to deposits, we have access to the different wholesale funding markets. These markets include the brokered CD market, the repurchase agreement market and the federal funds market. We also maintain secured lines of credit with the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta. Having diverse funding alternatives reduces our reliance on any one source for funding.

Cash flow from amortizing assets or maturing assets can also provide funding to meet the needs of depositors and borrowers.

We have established a formal liquidity contingency plan which establishes a liquidity management team and provides guidelines for liquidity management. For our liquidity management program, we first determine our current liquidity position and then forecast liquidity based on anticipated changes in the balance sheet. In this forecast, we expect to maintain a liquidity cushion. We also stress test our liquidity position under several different stress scenarios. Guidelines for the forecasted liquidity cushion and for liquidity cushions for each stress scenario have been established. In addition, one stress test combines all other stress tests to see how liquidity would react to several negative scenarios occurring at the same time. We believe that we have sufficient resources to meet our liquidity needs.

In October 2007, George Mason and the Bank cancelled its one year $150 million floating rate revolving credit and security agreement with a third party. The purpose of this credit facility was to fund residential mortgage loans made by George Mason prior to their sale into the secondary market. However, we determined that as a result of the limited use of this credit facility and the available liquidity at the Bank, this credit facility was no longer needed.

In addition to this facility, this same lender had also provided a $100 million facility that was utilized by George Mason to warehouse residential mortgage loans held for sale to this lender. Again, this credit facility was cancelled in October 2007 as a result of the limited use by George Mason of this facility and the available liquidity at the Bank.

Liquid assets, which include cash and due from banks, federal funds sold and investment securities available for sale, totaled $308.4 million at December 31, 2007, or 18.3% of total assets. We held investments that are classified as held-to-maturity in the amount of $78.9 million at December 31, 2007. To maintain ready access to the Bank's secured lines of credit, the Bank has pledged roughly a third of its securities to the Federal Home Loan Bank of Atlanta with additional securities pledged to the Federal Reserve Bank of Richmond. Additional borrowing capacity at the Federal Home Loan Bank of Atlanta at December 31, 2007 was approximately $122.7 million. Borrowing capacity with the Federal Reserve Bank of Richmond was approximately $39.7 million at December 31, 2007. We anticipate maintaining liquidity at a level sufficient to protect depositors, provide for reasonable growth and fully comply with all regulatory requirements.

Contractual Obligations

We have entered into a number of long-term contractual obligations to support our ongoing activities. These contractual obligations will be funded through operating revenues and liquidity sources held or available to us. The required payments under such obligations excluding interest were as follows:

Table 16.

Contractual Obligations
At December 31, 2007
(In thousands)

		Payments Due by Period			
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-Term Debt Obligations:					
Certificates of deposit	$443,213	$387,921	$52,167	$ 3,125	$ —
Brokered certificates of deposit	9,957	4,999	4,958	—	—
Advances from the Federal Home Loan Bank of Atlanta	233,458	13,458	—	90,000	130,000
Trust preferred securities	20,619	—	—	—	20,619
Operating lease obligations	17,139	4,845	3,240	5,345	3,709
Total	$724,386	$411,223	$60,365	$ 98,470	$154,328

Financial Instruments with Off-Balance-Sheet Risk and Credit Risk

We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

We have derivative counter-party risk which may arise from the possible inability of George Mason's third-party investors to meet the terms of their forward sales contracts. George Mason works with third-party investors that are generally well-capitalized, are investment grade and exhibit strong financial performance to mitigate this risk. We do not expect any third-party investor to fail to meet its obligation.

George Mason maintains a reserve for loans sold that pay off earlier than the contractual agreed upon period, thereby requiring that George Mason refund part of the service release premium and/or premium pricing received from the investor. The reserve as of December 31, 2007 and 2006 was $23,000 and $57,000, respectively. In addition, as of December 31, 2007, George Mason has established a reserve of $100,000 for possible repurchases of loans previously sold to investors for which borrowers failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable. During 2007, George Mason either repurchased from or settled with investors on seven such loans. Our total expense associated with these loans was $347,000. No such reserve existed at December 31, 2006.

George Mason, as part of the service it provides to its managed companies, purchases the loans managed companies originate at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors. As of December 31, 2007, we do not believe we were obligated to fund any repurchased loans that were originated by a managed company.

A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2007 and 2006, is as follows:

	2007	2006
	(In thousands)	
Financial instruments whose contract amounts represent potential credit risk:		
Commitments to extend credit	$359,321	$372,154
Standby letters of credit	10,166	8,097

Commitments to extend credit of $29.5 million as of December 31, 2007 were related to George Mason's pipeline and were of a short term nature.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Unfunded commitments under lines of credit are commitments for possible future extensions of credit to existing customers. Those lines of credit may not be drawn upon to the total extent to which we have committed.

Standby letters of credit are conditional commitments we issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. We hold certificates of deposit, deposit accounts, and real estate as collateral supporting those commitments for which collateral is deemed necessary.

Quarterly Data

The following table provides quarterly data for the years ended December 31, 2007 and 2006. Quarterly per share results may not calculate to the year-end per share results due to rounding.

During the third quarter of 2007, we recorded a loss of $3.5 million pretax and $2.3 million after tax from our escrow arrangement with Liberty Growth Fund, LP. This loss was recorded in our wealth management and trust services segment.

During the third quarter of 2006, we recorded a non-cash impairment loss totaling $2.9 million pretax and $1.9 million after tax in our wealth management and trust services segment.

Table 17.

Quarterly Data
Years ended December 31, 2007 and 2006
(In thousands, except per share data)

	2007			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$24,105	$25,545	$25,048	$23,945
Interest expense	14,187	15,212	14,816	14,109
Net interest income	9,918	10,333	10,232	9,836
Provision for loan losses	(878)	(915)	(475)	(280)
Net interest income after provision for loan losses	9,040	9,418	9,757	9,556
Non-interest income	4,119	4,743	5,309	5,309
Non-interest expense	11,743	15,469	12,308	12,364
Net income before income taxes	1,416	(1,308)	2,758	2,501
Provision expense (benefit) for income taxes	34	(702)	816	737
Net income (loss)	$ 1,382	$ (606)	$ 1,942	$ 1,764
Less nonrecurring items, after tax				
Loss related to escrow arrangement	—	2,293	—	—
Legal expenses related to escrow arrangement	129	229	—	—
Net income without recurring items	$ 1,511	$ 1,916	$ 1,942	$ 1,764
Earnings (loss) per share—basic	$ 0.06	$ (0.02)	$ 0.08	$ 0.07
Earnings (loss) per share—diluted	$ 0.06	$ (0.02)	$ 0.08	$ 0.07
Less nonrecurring items, after tax				
Loss related to escrow arrangement	—	0.09	—	—
Legal expenses related to escrow arrangement	—	0.01	—	—
Earnings per share—basic, without recurring items	$ 0.06	$ 0.08	$ 0.08	$ 0.07
Earnings per share—diluted, without recurring items	$ 0.06	$ 0.08	$ 0.08	$ 0.07

	2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$23,125	$22,866	$21,700	$19,710
Interest expense	13,297	12,446	10,989	9,315
Net interest income	9,828	10,420	10,711	10,395
Provision for loan losses	(362)	(230)	(390)	(250)
Net interest income after provision for loan losses	9,466	10,190	10,321	10,145
Non-interest income	6,020	4,961	5,539	5,164
Non-interest expense	12,320	15,045	12,448	11,432
Net income before income taxes	3,166	106	3,412	3,877
Provision expense (benefit) for income taxes	965	(149)	1,048	1,309
Net income	$ 2,201	$ 255	$ 2,364	$ 2,568
Less nonrecurring items, after tax				
Impairment of goodwill	—	624	—	—
Impairment of customer relationships intangible	—	946	—	—
Impairment of employment/non-compete agreement	—	333	—	—
Net income without recurring items	$ 2,201	$ 2,158	$ 2,364	$ 2,568
Earnings per share—basic	$ 0.09	$ 0.01	$ 0.10	$ 0.11
Earnings per share—diluted	$ 0.09	$ 0.01	$ 0.09	$ 0.10
Less nonrecurring items, after tax				
Impairment of goodwill	—	0.03	—	—
Impairment of customer relationships intangible	—	0.04	—	—
Impairment of employment/non-compete agreement	—	0.01	—	—
Earnings per share—basic, without recurring items	$ 0.09	$ 0.09	$ 0.10	$ 0.11
Earnings per share—diluted, without recurring items	$ 0.09	$ 0.09	$ 0.09	$ 0.10

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Our Asset/Liability Committee is responsible for reviewing our liquidity requirements and maximizing our net interest income consistent with capital requirements, liquidity, interest rate and economic outlooks, competitive factors and customer needs. Interest rate risk arises because the assets of the Bank and the liabilities of the Bank have different maturities and characteristics. In order to measure this interest rate risk, we use a simulation process that measures the impact of changing interest rates on net interest income. This model is run for the Bank by an independent consulting firm. The simulations incorporate assumptions related to expected activity in the balance sheet. For maturing assets, assumptions are developed for the redeployment of these assets. For maturing liabilities, assumptions are developed for the replacement of these funding sources. Assumptions are also developed for assets and liabilities that reprice during the modeled time period. These assumptions also cover how we expect rates to change on non-maturity deposits such as interest checking, money market checking, savings accounts as well as certificates of deposit. Based on inputs that include the most recent period end balance sheet, the current level of interest rates and the developed assumptions, the model then produces an expected level of net interest income assuming that interest rates remain unchanged. This becomes the base case. Next, the model determines the impact on net interest income given specified changes in interest rates. The rate simulations are performed for a two year period and include ramped rate changes of down 200 basis points and up 200 basis points. In the ramped down rate change, the model moves rates gradually down 200 basis points over the first year and then rates remain flat in the second year. For the up 200 basis point scenario, rates are gradually increased by 200 basis points in the first year and remain flat in the second year. In both the up and down scenarios, the model assumes a parallel shift in the yield curve. The results of these simulations are then compared to the base case.

At December 31, 2007, we were liability sensitive for the entire two year simulation period. Liability sensitive means that we have more liabilities repricing than assets. We have more of our liabilities in non-maturity or short-term deposit products than we have in floating rate assets. In a decreasing interest rate environment, net interest income would grow for a liability sensitive bank. In the down 200 basis point scenario, net interest income improves by not more than 8.2% for the one year period and by not more than 13.1% over the two year time horizon. In the up 200 basis point scenario, net interest income decreases by not less than 5.6% and by not less than 6.7% over the two year time horizon compared to the base case.

See also "Interest Rate Sensitivity" in Item 7 above for a discussion of our interest rate risk.

Item 8. Financial Statements and Supplementary Data

	Page
Reports of Independent Registered Public Accounting Firm	70
Consolidated Statements of Condition	71
Consolidated Statements of Income	72
Consolidated Statements of Comprehensive Income	73
Consolidated Statements of Changes in Shareholders' Equity	74
Consolidated Statements of Cash Flows	75
Notes to Consolidated Financial Statements	76

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Cardinal Financial Corporation:

We have audited the accompanying consolidated statements of condition of Cardinal Financial Corporation and subsidiaries (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007. We also have audited the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

McLean, Virginia
March 17, 2008

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONDITION

December 31, 2007 and 2006

(In thousands, except share data)

			2007	2006
Assets				
Cash and due from banks			$ 20,622	$ 24,585
Federal funds sold			1,799	11,491
Total cash and cash equivalents			22,421	36,076
Investment securities available-for-sale			285,998	231,631
Investment securities held-to-maturity (market value of $78,168 and $95,450 at December 31, 2007 and December 31, 2006, respectively)			78,948	97,665
Total investment securities			364,946	329,296
Other investments			14,188	9,158
Loans held for sale			170,487	338,731
Loans receivable, net of deferred fees and costs			1,039,684	845,449
Allowance for loan losses			(11,641)	(9,638)
Loans receivable, net			1,028,043	835,811
Premises and equipment, net			18,463	20,039
Deferred tax asset			6,638	6,415
Goodwill and intangibles, net			17,239	17,493
Bank-owned life insurance			32,316	30,646
Accrued interest receivable and other assets			15,290	14,764
Total assets			$1,690,031	$1,638,429
Liabilities and Shareholders' Equity				
Non-interest bearing deposits			$ 123,994	$ 123,301
Interest bearing deposits			972,931	1,095,581
Total deposits			1,096,925	1,218,882
Other borrowed funds			400,060	194,631
Mortgage funding checks			9,403	46,159
Escrow liabilities			1,016	3,229
Accrued interest payable and other liabilities			23,164	19,655
Total liabilities			1,530,568	1,482,556
Common stock, $1 par value	2007	2006		
Shares authorized	50,000,000	50,000,000		
Shares issued and outstanding	24,201,561	24,459,155	24,202	24,459
Additional paid-in capital			131,516	132,985
Retained earnings			4,213	705
Accumulated other comprehensive loss, net			(468)	(2,276)
Total shareholders' equity			159,463	155,873
Total liabilities and shareholders' equity			$1,690,031	$1,638,429

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31, 2007, 2006, and 2005

(In thousands, except per share data)

	2007	2006	2005
Interest income:			
Loans receivable	$63,392	$51,872	$35,450
Loans held for sale	16,686	19,288	19,379
Federal funds sold	1,303	1,206	1,175
Investment securities available-for-sale	12,905	10,306	6,195
Investment securities held-to-maturity	3,722	4,351	4,914
Other investments	635	378	261
Total interest income	98,643	87,401	67,374
Interest expense:			
Deposits	45,697	39,091	24,899
Other borrowed funds	12,627	6,956	4,992
Total interest expense	58,324	46,047	29,891
Net interest income	40,319	41,354	37,483
Provision for loan losses	2,548	1,232	2,456
Net interest income after provision for loan losses	37,771	40,122	35,027
Non-interest income:			
Service charges on deposit accounts	1,988	1,593	1,334
Loan service charges	1,502	2,177	2,701
Investment fee income	4,287	3,330	1,417
Net gain on sales of loans	8,779	10,059	15,975
Net realized gain on investment securities available-for-sale	—	61	33
Management fee income	1,072	2,221	3,032
Increase in cash surrender value of bank-owned life insurance	1,670	646	—
Litigation recovery on previously impaired investment	83	855	—
Other income	99	742	177
Total non-interest income	19,480	21,684	24,669
Non-interest expense:			
Salary and benefits	23,815	24,616	22,480
Occupancy	5,348	5,242	4,293
Professional fees	2,095	2,149	2,212
Depreciation	3,035	3,172	2,822
Data processing	1,450	1,358	1,559
Telecommunications	1,182	1,247	1,189
Loss related to escrow arrangement	3,500	—	—
Amortization of intangibles	254	420	409
Impairment of goowill and intangible assets	—	2,927	—
Other operating expenses	11,205	10,114	9,689
Total non-interest expense	51,884	51,245	44,653
Net income before income taxes	5,367	10,561	15,043
Provision for income taxes	885	3,173	5,167
Net income	$ 4,482	$ 7,388	$ 9,876
Earnings per common share—basic	$ 0.18	$ 0.30	$ 0.45
Earnings per common share—diluted	$ 0.18	$ 0.30	$ 0.44
Weighted-average common shares outstanding—basic	24,606	24,424	22,113
Weighted-average common shares outstanding—diluted	25,012	24,987	22,454

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years Ended December 31, 2007, 2006, and 2005

(In thousands)

	2007	2006	2005
Net income	$4,482	$7,388	$ 9,876
Other comprehensive income:			
Unrealized gain (loss) on available-for-sale investment securities:			
Unrealized holding gain (loss) arising during the year, net of tax expense of $1,107 in 2007 and $390 in 2006 and net of tax benefit of $1,023 in 2005	2,084	741	(1,974)
Less: reclassification adjustment for gains included in net income net of tax expense of $21 in 2006, and $11 in 2005	—	(40)	(22)
	2,084	701	(1,996)
Unrealized gain (loss) on derivative instruments designated as cash flow hedges, net of tax benefit of $123 in 2007, net of tax expense of $105 in 2006 and net of tax benefit of $149 in 2005	(276)	348	(288)
Comprehensive income	$6,290	$8,437	$ 7,592

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2007, 2006, and 2005

(In thousands)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2004	18,463	$18,463	$ 92,868	$(15,145)	$(1,081)	$ 95,105
Stock options exercised	114	114	683	—	—	797
Public offering shares issued	5,175	5,175	34,592	—	—	39,767
Shares issued in acquisition	611	611	4,251	—	—	4,862
Dividends on common stock of $0.01 per share	—	—	(244)	—	—	(244)
Change in accumulated other comprehensive loss	—	—	—	—	(2,284)	(2,284)
Net income	—	—	—	9,876	—	9,876
Balance, December 31, 2005	24,363	24,363	132,150	(5,269)	(3,365)	147,879
Cumulative effect at January 1, 2006, of change in method of quantifying errors	—	—	25	(438)	—	(413)
Stock options exercised	96	96	813	—	—	909
Payment of deferred compensation shares	—	—	(3)	—	—	(3)
Dividends on common stock of $0.04 per share	—	—	—	(976)	—	(976)
Change in accumulated other comprehensive loss	—	—	—	—	1,089	1,089
Net income	—	—	—	7,388	—	7,388
Balance, December 31, 2006	24,459	24,459	132,985	705	(2,276)	155,873
Stock options exercised	21	21	91	—	—	112
Stock compensation expense, net of tax benefits	—	—	882	—	—	882
Payment of deferred compensation shares	—	—	4	—	—	4
Purchase and retirement of common stock	(278)	(278)	(2,446)	—	—	(2,724)
Dividends on common stock of $0.04 per share	—	—	—	(974)	—	(974)
Change in accumulated other comprehensive loss	—	—	—	—	1,808	1,808
Net income	—	—	—	4,482	—	4,482
Balance, December 31, 2007	24,202	$24,202	$131,516	$ 4,213	$ (468)	$159,463

See accompanying notes to consolidated financial statements.

CARDINAL FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007, 2006, and 2005

(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 4,482	$ 7,388	$ 9,876
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	3,035	3,172	2,822
Amortization of premiums, discounts and intangibles	533	1,073	1,757
Impairment of goodwill and intangible assets	—	2,927	—
Provision for loan losses	2,548	1,232	2,456
Loans held for sale originated	(2,180,476)	(2,982,830)	(4,520,954)
Proceeds from the sale of loans held for sale	2,357,499	3,015,826	4,540,715
Gain on sales of loans held for sale	(8,779)	(10,059)	(15,975)
Proceeds from sale, maturity and call of investment securities trading	10,099	—	—
Purchase of investment securities trading	(10,109)	—	—
Loss on sale of investments securities trading	10	—	—
Gain on sale of investment securities available-for-sale	—	(61)	(33)
(Gain) loss on sale of other assets	2	(15)	13
Stock compensation expense, net of tax benefits	338	394	—
Provision for deferred income taxes	223	2,016	(1,235)
Increase in cash surrender value of bank-owned life insurance	(1,670)	(646)	—
Increase in accrued interest receivable and other assets	(2,286)	(6,490)	(2,418)
Increase (decrease) in accrued interest payable, escrow liabilities and other liabilities	(3,903)	(7,760)	12,743
Net cash provided by operating activities	171,546	26,167	29,767
Cash flows from investing activities:			
Net purchases of premises and equipment	(1,461)	(4,957)	(5,514)
Proceeds from sale, maturity and call of investment securities available-for-sale	146,147	12,000	6,000
Proceeds from sale, maturity and call of mortgage-backed securities available-for-sale	—	9,701	4,896
Proceeds from maturity and call of investment securities held-to-maturity	4,467	1,533	—
Proceeds from sale of other investments	3,666	4,005	8,626
Purchase of investment securities available-for-sale	(164,880)	(51,772)	(50,776)
Purchase of mortgage-backed securities available-for-sale	(50,286)	(54,250)	(12,715)
Purchase of other investments	(8,696)	(6,071)	(7,608)
Purchase of bank-owned life insurance	—	(30,000)	—
Redemptions of investment securities available-for-sale	23,450	24,787	29,721
Redemptions of investment securities held-to-maturity	14,018	15,709	21,975
Net cash paid in acquisition	—	(339)	(1,379)
Net increase in loans receivable, net of deferred fees and costs	(194,780)	(139,700)	(215,128)
Net cash used in investing activities	(228,355)	(219,354)	(221,902)
Cash flows from financing activities:			
Net increase (decrease) in deposits	(121,957)	149,010	245,662
Net increase (decrease) in other borrowed funds—short term	85,679	15,960	(57,164)
Net decrease in warehouse financing	—	—	(30,245)
Net increase (decrease) in mortgage funding checks	(36,756)	4,524	(4,757)
Proceeds from FHLB advances—long term	155,000	65,000	25,000
Repayments of FHLB advances—long term	(35,250)	(41,750)	(13,500)
Proceeds from public offering	—	—	39,767
Stock options exercised	112	819	693
Purchase and retirement of common stock	(2,724)	—	—
Deferred compensation payments	4	(3)	—
Excess tax benefit from stock option exercises	20	90	104
Dividends on common stock	(974)	(976)	(244)
Net cash provided by financing activities	43,154	192,674	205,316
Net (decrease) increase in cash and cash equivalents	(13,655)	(513)	13,181
Cash and cash equivalents at beginning of year	36,076	36,589	23,408
Cash and cash equivalents at end of year	$ 22,421	$ 36,076	$ 36,589
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 57,743	$ 45,973	$ 30,096
Cash paid for income taxes	3,925	4,976	3,456
Supplemental schedule of noncash investing and financing activities:			
Unsettled purchases of investment securities available-for-sale	$ 6,183	$ 460	$ 8,175
On February 9, 2006, the Company acquired certain fiduciary and other assets and assumed the liabilities of FBR National Trust Company. In conjunction with the acquisition, the following noncash changes to our financial condition occurred:			
Fair value of non-cash assets acquired		$ 507	
Fair value of liabilities assumed		127	
On June 9, 2005, the Company acquired all of the issued and outstanding common stock of Wilson/Bennett Capital Management, Inc. In conjunction with the acquisition, the following noncash changes to our financial condition occurred:			
Fair value of non-cash assets acquired, primarily goodwill and intangibles			$ 6,296
Fair value of liabilities assumed			33
Common shares issued in acquisition			4,862

See accompanying notes to consolidated financial statements.

(1) Organization

Cardinal Financial Corporation (the "Company") is incorporated under the laws of the Commonwealth of Virginia as a financial holding company whose activities consist of investment in its wholly-owned subsidiaries. The principal operating subsidiary of the Company is Cardinal Bank (the "Bank"), a state-chartered institution and its subsidiary, George Mason Mortgage, LLC ("George Mason"), a mortgage banking company based in Fairfax, Virginia. On June 9, 2005, the Company acquired Wilson/Bennett Capital Management, Inc. ("Wilson/Bennett"), an asset management firm. The Company also owns Cardinal Wealth Services, Inc. ("CWS"), an investment services subsidiary. On February 9, 2006, the Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

U.S. generally accepted accounting principles are complex and require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and contingent liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the Company's financial statements relate to accounting for business combinations and impairment testing of goodwill, the allowance for loan losses, derivative instruments and hedging activities, accounting for impairment of intangible assets, and the valuation of the deferred tax assets. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(c) Accounting for Business Combinations

The acquisitions of Wilson/Bennett and Trust Services were accounted for as purchases as required by Statement of Financial Accounting Standards ("SFAS") No. 141, *Business Combinations*. The purchase method requires that the cost of an acquired entity be allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recorded as goodwill.

(d) Cash and Cash Equivalents

For the consolidated statements of cash flows, the Company has defined cash and cash equivalents as cash and due from banks and federal funds sold.

(e) Investment Securities

The Company classifies its investment securities in one of three categories: available-for-sale, held-to-maturity or held for trading. Held-to-maturity securities are those securities for which the Company has the ability and intent to hold until maturity. Held for trading securities are those securities for which the Company has purchased and holds for the purpose of selling in the near future. All other securities are classified as available-for-sale.

(2) Summary of Significant Accounting Policies (Continued)

Held-to-maturity securities are carried at amortized cost. Available-for-sale and held for trading securities are carried at estimated fair value. Unrealized gains and losses, net of applicable tax, on available-for-sale securities are reported in other comprehensive income (loss). Unrealized market value adjustments, fees and realized gains and losses, on held for trading securities are reported in non-interest income. At December 31, 2007 and 2006, the Company did not have any investment securities classified as held for trading.

Gains and losses on the sale of securities are determined using the specific identification method. Declines in the fair value of individual securities below their cost that are deemed other than temporary are treated as realized losses, resulting in the establishment of a new cost basis for the security.

Premiums and discounts are recognized in interest income using the effective interest method. Prepayments of the mortgages securing mortgage-backed securities may affect the anticipated maturity date and, therefore, the yield to maturity. The Company uses actual principal prepayment experience and estimates of future principal prepayments in calculating the yield necessary to apply the effective interest method.

(f) Loans Held for Sale

Loans originated and intended for sale into the secondary market are carried at the lower of cost or estimated fair value, determined on an aggregate loan basis. Estimated fair value is determined by outstanding commitments from investors. Net unrealized losses, if any, are recognized through a valuation allowance by charges to operations. The carrying amount of loans held for sale includes principal balances, valuation allowances, origination premiums or discounts and fees and direct costs that are deferred at the time of origination.

The Company accounts for the sale of mortgage loans to third-party investors pursuant to SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement 125* because the loan assets have been legally isolated from the Company; the Company has no ability to restrict or constrain the ability of third-party investors to pledge or exchange the mortgage loans; and, because the Company does not have the entitlement or ability to repurchase the mortgage loans or unilaterally cause third-party investors to put the mortgage loans back to the Company.

George Mason has established a reserve for possible repurchases of loans previously sold to investors for which borrowers failed to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable. During 2007, George Mason either repurchased from or settled with investors on seven such loans. The total expense associated with these loans was $347,000. As of December 31, 2007, the Company has also recorded a reserve of $100,000 for other loans which investors have notified the Company that documentation may not be accurate or complete. No such reserve existed at December 31, 2006.

George Mason, as part of the service it provides to its managed companies, purchases the loans managed companies originate at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their

(2) Summary of Significant Accounting Policies (Continued)

loan application or for which appraisals have not been acceptable, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors. As of December 31, 2007, the Company does not believe they were obligated to fund any repurchased loans that were originated by a managed company.

(g) Loans Receivable and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, and net of the allowance for loan losses and deferred fees and costs. Loan origination fees and certain direct origination costs are deferred and amortized as an adjustment of the yield using the payment terms required by the loan contract.

Loans are generally placed into non-accrual status when they are past-due 90 days as to either principal or interest or when, in the opinion of management, the collection of principal and/or interest is in doubt. A loan remains in non-accrual status until the loan is current as to payment of both principal and interest or past-due less than 90 days and the borrower demonstrates the ability to pay and remain current. Loans are charged-off when a loan or a portion thereof is considered uncollectible. When cash payments are received, they are applied to principal first, then to accrued interest. It is the Company's policy not to record interest income on non-accrual loans until principal has become current. In certain instances, accruing loans that are past due 90 days or more as to principal or interest may not go on nonaccrual status if the Chief Credit Officer determines that the loans are well secured and are in the process of collection.

The Company determines and recognizes impairment of certain loans when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the loan agreement. A loan is not considered impaired during a period of delay in payment if the Company expects to collect all amounts due, including past-due interest. An impaired loan is measured at the present value of its expected future cash flows discounted at the loan's coupon rate, or at the loan's observable market price or fair value of the collateral if the loan is collateral dependent.

The allowance for loan losses is increased by provisions for loan losses and recoveries of previously charged-off loans, and decreased by loan charge-offs.

The Company maintains the allowance for loan losses at a level that represents management's best estimate of known and inherent losses in our loan portfolio. Both the amount of the provision expense and the level of the allowance for loan losses are impacted by many factors, including general and industry-specific economic conditions, actual and expected credit losses, historical trends and specific conditions of the individual borrowers. Unusual and infrequently occurring events, such as weather-related disasters, may impact the assessment of possible credit losses. As a part of its analysis, the Company uses comparative peer group data and qualitative factors, such as levels of and trends in delinquencies and non-accrual loans, national and local economic trends and conditions and concentrations of loans exhibiting similar risk profiles to support estimates.

For purposes of this analysis, the Company categorizes loans into one of five categories: commercial and industrial, commercial real estate (including construction), home equity lines of credit,

(2) Summary of Significant Accounting Policies (Continued)

residential mortgages, and consumer loans. In the absence of meaningful historical loss factors, peer group loss factors are applied and are adjusted by the qualitative factors mentioned above. The indicated loss factors resulting from this analysis are applied to each of the five categories of loans. In addition, the Company individually assigns loss factors to all loans that have been identified as having loss attributes, as indicated by deterioration in the financial condition of the borrower or a decline in underlying collateral value if the loan is collateral dependent. Since the Company has limited historical data on which to base loss factors for classified loans, the Company generally applies, in accordance with regulatory guidelines, a 5% loss factor to all loans classified as special mention, a 15% loss factor to all loans classified as substandard and a 50% loss factor to all loans classified as doubtful. Loans classified as loss loans are fully reserved or charged off. In certain instances, the Company evaluates the impairment of certain loans on a loan by loan basis. For these loans, the Company analyzes the fair value of the collateral underlying the loan and considers estimated costs to sell the collateral on a discounted basis. If the net collateral value is less than the loan balance (including accrued interest and any unamortized premium or discount associated with the loan) the Company recognizes an impairment and establishes a specific reserve for the impaired loan.

In addition, various regulatory agencies, as part of their examination process, periodically review the Company's allowance for loan losses. These agencies may require the Company to recognize additions to the allowance based on their risk evaluation and credit judgment. Management believes that the allowance for loan losses at December 31, 2007 and 2006 is a reasonable estimate of known and inherent losses in the loan portfolio at those dates.

(h) Premises and Equipment

Land is carried at cost. Premises, furniture, equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization. Depreciation of premises, furniture and equipment is computed using the straight-line method over estimated useful lives from three to 25 years. Amortization of leasehold improvements is computed using the straight-line method over the useful lives of the improvements or the lease term, whichever is shorter. Purchased computer software which is capitalized is amortized over estimated useful lives of one to three years. Internally developed software is expensed.

(i) Goodwill and Other Intangibles

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized but is evaluated at least annually for impairment by comparing its fair value with its recorded amount. An impairment loss is recognized to the extent that the carrying amount exceeds fair value.

The Company performs an annual impairment evaluation of the goodwill associated with the George Mason, Wilson/Bennett, and Trust Services reporting units in the quarter the purchase occurred, or more frequently as circumstances warrant. Note 22 discusses the impairment charges taken during the year ended December 31, 2006. No impairment was indicated in 2007 or 2005. The Company also has amortizable intangible assets. These intangible assets are being amortized on a straight-line basis over their estimated useful lives from three to ten years. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

(2) Summary of Significant Accounting Policies (Continued)

(j) Bank-Owned Life Insurance

Bank-owned life insurance is a bank-eligible asset designed to recover the costs of providing pre- and post-retirement benefits and to finance general employee benefit expenses. Under the insurance policy, executives or other key individuals are the insureds and the Company is the owner and beneficiary of the policy. As such, the insured has no claim to the insurance policy, the policy's cash value, or a portion of the policy's death proceeds. The Company accounts for its bank-owned life insurance under Financial Accounting Standards Board ("FASB") Technical Bulletin 85-4, *Accounting for Financial Purchases of Life Insurance.* The cash surrender value of the policy is recorded in other assets. The increase in the cash surrender value over time is recorded as other non-interest income.

(k) Gain on Sale of Loans

Gains or losses on the sale of loans are recognized at the date of settlement and are based on the difference between the selling price and the carrying amounts of the loans sold, which include deferred fees and direct origination costs.

(l) Management Fee Income

Management fee income represents income earned for the management and operational support provided by George Mason to other mortgage banking companies (the "managed companies") owned by local homebuilders. The relationship of George Mason to these managed companies is solely as service provider and there is no fiduciary relationship. Fees earned by George Mason are accrued based on contractual arrangements with each of the managed companies and are generally determined as a percentage of the managed company's net income before income taxes.

(m) Investment Fee Income

Investment fee income represents commissions paid by customers of CWS and asset management fees paid by the customers of Wilson/Bennett for investment services. Revenue from Trust Services is also a component of investment fee income and is recognized in the period earned in accordance with contractual percentage of assets under management or custody. Trust Services revenue is generally determined based upon the fair value of assets under management or custody at the end of the period. Fees are recognized in income as they are earned.

(n) Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(2) Summary of Significant Accounting Policies (Continued)

When uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset may be reduced by a valuation allowance. The amount of any valuation allowance established is based upon an estimate of the deferred tax asset that is more likely than not to be recovered. Increases or decreases in the valuation allowance result in increases or decreases to the provision for income taxes.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN No. 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2007, the Company had no unrecognized tax benefits. The Company also had no interest expense and/or tax penalties during the year to date December 31, 2007. If the Company had such expenses, they would be classified in the consolidated statements of income as part of the provision for income tax expense.

(o) Earnings Per Common Share

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted-average number of shares of common stock outstanding during the periods, including shares which will be issued to settle liabilities of the deferred compensation plans. Diluted earnings per share reflects the impact of dilutive potential common shares that would have been outstanding if common stock equivalents had been issued, as well as any adjustment to income that would result from the assumed issuance. Common stock equivalents that may be issued by the Company relate primarily to outstanding stock options, and the dilutive potential common shares resulting from outstanding stock options are determined using the treasury stock method. Common stock equivalents for diluted earnings per share purposes also includes common shares which may be issued, but are not required to be issued, to settle the Company's obligations under its deferred compensation plans.

(p) Derivative Instruments and Hedging Activities

The Company accounts for derivatives and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Certain Hedging Activities*, as amended, which requires that all derivative instruments be recorded on the statement of condition at their fair values. The Company does not enter into derivative transactions for speculative purposes. For derivatives designated as hedges, the Company contemporaneously documents the hedging relationship, including the risk management objective and strategy for undertaking the hedge, how effectiveness will be assessed at inception and at each reporting period and the method for measuring ineffectiveness. The Company evaluates the effectiveness of these transactions at inception and on an ongoing basis. Ineffectiveness is recorded through earnings. For derivatives designated as cash flow hedges, the fair value adjustment is recorded as a component of other comprehensive income, except for the ineffective portion. For derivatives designated as fair value hedges, the fair value adjustments for both the hedged item and the hedging instrument are recorded through the income statement with any difference considered the ineffective portion of the hedge.

(2) Summary of Significant Accounting Policies (Continued)

In the normal course of business, the Company enters into contractual commitments, including rate lock commitments, to finance residential mortgage loans. These commitments, which contain fixed expiration dates, offer the borrower an interest rate guarantee provided the loan meets underwriting guidelines and closes within the timeframe established by the Company. Interest rate risk arises on these commitments and subsequently closed loans if interest rates change between the time of the interest rate lock and the delivery of the loan to the investor. Loan commitments related to residential mortgage loans intended to be sold are considered derivatives and are marked to market through earnings.

To mitigate the effect of interest rate risk inherent in providing rate lock commitments, the Company economically hedges its commitments by entering into best efforts forward delivery loan sales contracts. During the rate lock commitment period, these forward loan sales contracts are marked to market through earnings and are not designated as accounting hedges under SFAS No. 133, as amended. The fair values of loan commitments and the fair values of forward sales contracts generally move in opposite directions, and the net impact of the changes in these valuations on net income during the loan commitment period is generally inconsequential. At the closing of the loan, the loan commitment derivative expires and the Company records a loan held for sale and continues to be obligated under the same forward loan sales contract. Loans held for sale are accounted for at the lower of cost or market in accordance with SFAS No. 65, *Accounting for Certain Mortgage Banking Activities*. Prior to October 1, 2005, the changes in value of the forward loan sales contracts from the date the loan closed to the date it was sold to an investor were marked to market through earnings. On October 1, 2005, the Company began designating its forward sale contracts as hedges to mitigate the variability in cash flow to be received from the sale of mortgage loans.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer highly effective in offsetting changes in anticipated cash flows of the loans held for sale. In situations in which hedge accounting is discontinued, we continue to carry the derivative at its fair value on the statement of condition and recognize any subsequent changes in its fair value in earnings. When hedge accounting is discontinued because it is probable an anticipated loan sale will not occur, the Company recognizes immediately in earnings any gains and losses that were accumulated in other comprehensive income.

(q) Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123R, *Share-Based Payment*. This statement requires that companies recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. The statement also requires stock awards to be classified as either an equity award or a liability award. Equity classified awards are valued as of the grant date using either an observable market price or a valuation methodology. Liability classified awards are valued at fair value at each reporting date. All of the Company's stock options are classified as equity awards.

The Company has adopted SFAS No. 123R using the modified prospective application method, which requires, among other things, recognition of compensation costs for all awards outstanding since January 1, 2006 for which the requisite service had not been rendered. The Company awards stock options with a graded-vesting period and as such has elected to recognize compensation costs over the requisite service period for the entire award. Total compensation cost charged against income as a

(2) Summary of Significant Accounting Policies (Continued)

result of the adoption of SFAS No. 123R for the years ended December 31, 2007 and 2006 was $338,000 and $395,000, respectively. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $118,000 and $138,000 for the years ended December 31, 2007 and 2006, respectively.

Prior to the adoption of SFAS No. 123R, the Company applied the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its fixed plan stock options. Under this method, compensation expense was recorded only if the current market price of the underlying stock exceeded the exercise price on the date of grant. There was no compensation expense related to stock-based compensation in 2005.

At December 31, 2007, the Company had two stock-based employee compensation plans, which are described more fully in Note 17.

Stock options are granted with an exercise price equal to the common stock's fair market value at the date of grant. Director stock options have ten year terms and vest and become fully exercisable at the grant date. Certain employee stock options have ten year terms and vest and become fully exercisable after three years. Other employee stock options have ten year terms and vest and become fully exercisable in 20% increments beginning as of the grant date. In addition, the Company has granted stock options to employees of the Company that have ten year terms and vest and become fully exercisable in 20% increments beginning after their first year of service. During 2005, certain stock options granted to employees had ten year terms and vested and became fully exercisable immediately.

The following table illustrates the effect on net income and earnings per share of common stock as if the Company had applied the fair value recognition provisions of SFAS No. 123R to stock-based employee compensation for 2005:

	2005 (In thousands, except per share data)
Net income available to common shareholders as reported	$ 9,876
Deduct: Total stock-based employee compensation expense determined under fair value-based method, net of related tax	(4,066)
Pro forma net income	$ 5,810
Earnings per common share:	
Basic—as reported	$ 0.45
Basic—pro forma	0.26
Diluted—as reported	0.44
Diluted—pro forma	0.26

Total pro forma stock-based employee compensation expense for 2005 reflects the immediate vesting attributes of the stock options that were granted during 2005.

(2) Summary of Significant Accounting Policies (Continued)

The weighted average per share fair values of stock option grants made in 2007, 2006, and 2005 were $4.68, $5.76, and $4.73, respectively. The fair values of the options granted were estimated on the grant date using the Black-Scholes option-pricing model based on the following weighted average assumptions:

	2007	2006	2005
Estimated option life	6.5 years	6.5 years	5.75 years
Risk free interest rate	4.81 - 4.14%	5.03 - 4.44%	4.30%
Expected volatility	42.10%	43.20%	43.10%
Expected dividend yield	0.40%	0.40%	0.00%

Expected volatility is based upon the average annual historical volatility of the Company's common stock. The estimated option life is derived from the "simplified method" formula as described in Staff Accounting Bulletin No. 107. The risk free interest rate is based upon the five-year U.S. Treasury note rate in effect at the time of grant. The expected dividend yield is based upon implied and historical dividend declarations.

On October 19, 2005, the Company's board of directors authorized that any outstanding, unvested options with no intrinsic value (i.e., their per share exercise price is greater than the market price) on or before December 31, 2005 be amended to become fully vested. This modification resulted in the immediate vesting of 54,000 stock options that were held by employees of the Company. The options that vested had exercise prices ranging from $9.58 to $11.15. On October 19, 2005, the market value of the Company's common stock was $9.81. This modification did not result in the recognition of expense in 2005 because the options had no intrinsic value at the grant date or on the date of modification. Vesting of these options was accelerated to eliminate the need to recognize the remaining fair value compensation expense associated with these options following the adoption of SFAS No. 123R. The amount of compensation expense related to these options that would have been recognized in the financial statements after the Company's implementation of SFAS No. 123R, assuming no forfeitures, was $127,000.

(r) Reclassifications

Certain amounts for 2006 and 2005 were reclassified to conform to the presentation for 2007. At December 31, 2006, the Company had a liability of $524,000 related to stock-based compensation. This liability was reclassified to additional paid-in capital during 2007.

(3) Investment Securities and Other Investments

The fair value and amortized cost of investment securities at December 31, 2007 and 2006 are shown below.

	2007			
	Gross Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
	(In thousands)			
Investment Securities Available-for-Sale				
U.S. government-sponsored agencies	$ 83,276	$ 753	$ (18)	$ 84,011
Mortgage-backed securities	168,889	891	(1,596)	168,184
Municipal securities	33,671	67	(519)	33,219
U.S. treasury securities	592	—	(8)	584
Total	$286,428	$ 1,711	$(2,141)	$285,998
Investment Securities Held-to-Maturity				
U.S. government-sponsored agencies	$ 19,511	$ 14	$ (57)	$ 19,468
Mortgage-backed securities	51,433	93	(455)	51,071
Corporate bonds	8,004	—	(375)	7,629
Total	$ 78,948	$ 107	$ (887)	$ 78,168

	2006			
	Gross Amortized cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
	(In thousands)			
Investment Securities Available-for-Sale				
U.S. government-sponsored agencies	$ 67,493	$ —	$ (496)	$ 66,997
Mortgage-backed securities	142,202	152	(3,240)	139,114
Municipal securities	25,047	122	(138)	25,031
U.S. treasury securities	489	—	—	489
Total	$235,231	$ 274	$(3,874)	$231,631
Investment Securities Held-to-Maturity				
U.S. government-sponsored agencies	$ 23,985	$ —	$ (503)	$ 23,482
Mortgage-backed securities	65,676	17	(1,589)	64,104
Corporate bonds	8,004	10	(150)	7,864
Total	$ 97,665	$ 27	$(2,242)	$ 95,450

(3) Investment Securities and Other Investments (Continued)

The fair value and amortized cost of investment securities by contractual maturity at December 31, 2007 are shown below. Expected maturities may differ from contractual maturities because many issuers have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized cost	Fair Value	Amortized cost	Fair Value
	(In thousands)			
After 1 year but within 5 years	$ 44,752	$ 44,745	$ 6,500	$ 6,468
After 5 years but within 10 years	39,116	39,850	11,011	10,998
After 10 years	33,671	33,219	10,004	9,631
Mortgage-backed securities	168,889	168,184	51,433	51,071
Total	$286,428	$285,998	$78,948	$78,168

For the years ended December 31, 2007, 2006, and 2005, proceeds from sales of investment securities available-for-sale amounted to $0, $9.8 million, and $4.9 million, respectively. Gross realized gains in 2007, 2006, and 2005, amounted to $0, $61,000, and $33,000, respectively. There were no realized losses in 2007, 2006, and 2005.

The table below shows the Company's investment securities' gross unrealized losses and their fair value, aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2007.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
	(In thousands)					
Investment Securities Available-for-Sale						
U.S. government—sponsored agencies	$ —	$ —	$ 2,982	$ (18)	$ 2,982	$ (18)
Mortgage-backed securities	13,318	(36)	70,660	(1,560)	83,978	(1,596)
Municipal securities	12,200	(270)	13,990	(249)	26,190	(519)
U.S. treasury securities	584	(8)	—	—	584	(8)
Total temporarily impaired securities	$26,102	$(314)	$87,632	$(1,827)	$113,734	$(2,141)

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized loss	Fair Value	Unrealized loss	Fair Value	Unrealized loss
	(In thousands)					
Investment Securities Held-to-Maturity						
U.S. government—sponsored agencies	$ 988	$ (12)	$ 9,955	$ (45)	$ 10,943	$ (57)
Mortgage-backed securities	1,288	(3)	33,482	(452)	34,770	(455)
Corporate bonds	1,915	(85)	5,710	(290)	7,625	(375)
Total temporarily impaired securities	$ 4,191	$(100)	$49,147	$ (787)	$ 53,338	$ (887)

Our investment portfolio consists primarily of securities backed or guaranteed by the Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC). For all non government or agency securities, we complete reviews for other than temporary impairment at least quarterly. As of December 31, 2007, our investment securities portfolio consists of all AAA

(3) Investment Securities and Other Investments (Continued)

rated securities. Investment securities which carry a AAA rating are judged to be of the best quality and carry the smallest degree of investment risk. We expect to receive full payment of interest and principal on the securities in the investment portfolio. The various protective elements on our non agency securities may change in the future if market conditions or the financial stability of credit insurers changes, which could impact the ratings of our securities.

Of the $33.7 million in our municipal securities portfolio, $31.2 million remain AAA rated while approximately $2.5 million were downgraded to single A status after December 31, 2007, due to the downgrades of the monoline insurance companies that insured those bonds. These bonds remain unlimited general obligations of the municipalities.

Investment securities with unrealized losses have interest rates that are less than current market interest rates and, therefore, the indicated temporary losses are not a result of permanent credit impairment. Mortgage-backed investment securities, which are the primary component of the unrealized losses in the investment securities portfolio, are primarily comprised of bonds issued by FNMA, FHLMC and the Government National Mortgage Association (GNMA). The Company has the ability and intent to hold these investment securities until their values recover or until maturity.

Investment securities that were pledged to secure borrowed funds and other balances as required at December 31, 2007 and 2006 had carrying values of $225.4 million and $191.7 million, respectively.

	2007	2006
	(In thousands)	
FHLB advances	$ 80,596	$102,731
Repurchase agreements	85,242	55,645
Debtor in possession, public deposits, trust division deposits and interest rate swap	7,143	3,491
FRB discount window and TT&L note option	52,468	29,853
	$225,449	$191,720

Other investments at December 31, 2007 include $13.4 million of Federal Home Loan Bank stock and $63,000 of Community Bankers' Bank stock. At December 31, 2006, other investments included $8.4 million of Federal Home Loan Bank stock, and $63,000 of Community Bankers' Bank stock. As a member of the Federal Home Loan Bank of Atlanta ("FHLB"), the Company's banking subsidiary is required to hold stock in this entity. Stock membership in Community Bankers' Bank allows the Company to participate in loan purchases and sales. In addition, included in other investments at December 31, 2007 and 2006 is the Company's $619,000 investment in Cardinal Statutory Trust I. At December 31, 2007 the Company had an equity investment in a local bank holding company of $50,000. These investments are carried at cost since no active trading markets exist.

There were no held for trading securities for each of December 31, 2007 and 2006. The net loss on the sales of held for trading securities for the year ended December 31, 2007 was $10,000. There were no such net gains or losses for the years ended December 31, 2006 and 2005.

(4) Loans Receivable

The loan portfolio at December 31, 2007 and 2006 consists of the following:

	2007	2006
	(In thousands)	
Commercial and industrial	$ 140,531	$102,284
Real estate—commercial	415,471	317,201
Real estate—construction	186,514	154,525
Real estate—residential	213,197	201,320
Home equity lines	81,247	65,557
Consumer	3,129	4,904
	1,040,089	845,791
Net deferred fees	(405)	(342)
Loans receivable, net of fees	1,039,684	845,449
Allowance for loan losses	(11,641)	(9,638)
Loans receivable, net	$1,028,043	$835,811

Substantially all of the Company's loans, commitments and standby letters of credit have been granted to customers located in the Washington, D.C. metropolitan area. As a matter of regulatory restriction, the Company's banking subsidiary limits the amount of credit extended to any single borrower or group of related borrowers. Loans in process at December 31, 2007 and 2006 were $354,000 and $210,000, respectively.

An analysis of the change in the allowance for loan losses follows:

	2007	2006	2005
	(In thousands)		
Balance, beginning of year	$ 9,638	$8,301	$5,878
Provision for loan losses	2,548	1,232	2,456
Loans charged-off	(552)	(43)	(129)
Recoveries	7	148	96
Balance, end of year	$11,641	$9,638	$8,301

At December 31, 2007, the Company had no impaired loans and at December 31, 2006, had impaired loans of $82,000, which were on non-accrual status. At December 31, 2006, the impaired loans had a valuation allowance of $11,000. At December 31, 2007, the Company had accruing loans past due 90 days or more of $963,000, all of which are included in the loans held for sale portfolio and were determined to be well-secured and in the process of collection. At December 31, 2006, there were no loans contractually past due 90 days or more as to principal or interest payments that were still accruing. The average balance of impaired loans was $132,000, $293,000, and $329,000 for 2007, 2006, and 2005, respectively. Interest income that would have been recorded had these loans been performing for the years ended December 31, 2007, 2006, and 2005 would have been $5,000, $15,000, and $18,000, respectively. The interest income realized prior to these loans being placed on non-accrual status for December 31, 2007 and 2006 was $38,000 and $9,000, respectively. No interest income was realized prior to loans being placed on non-accrual status in 2005.

(4) Loans Receivable (Continued)

Loans totaling $475.6 million serve as collateral for Federal Home Loan Bank advances at December 31, 2007.

(5) Loans Held for Sale

The loans held for sale portfolio at December 31, 2007 and 2006, consisted of the following:

	2007	2006
	(In thousands)	
Residential	$119,708	$294,115
Construction-to-permanent	50,321	44,145
	170,029	338,260
Net deferred costs	458	471
Loans held for sale, net	$170,487	$338,731

Loans that are classified as construction-to-permanent are those loans that provide variable and fixed rate financing for customers to construct their residences. Once the home has been completed, the loan converts to fixed rate financing and is sold into the secondary market.

(6) Premises and Equipment

Components of premises and equipment at December 31, 2007 and 2006 were as follows:

	2007	2006
	(In thousands)	
Land	$ 4,350	$ 4,350
Buildings	6,667	6,667
Furniture and equipment	14,823	14,484
Leasehold improvements	6,531	5,784
Total cost	32,371	31,285
Less accumulated depreciation and amortization	13,908	11,246
Premises and equipment, net	$18,463	$20,039

Depreciation expense for the years ended December 31, 2007, 2006, and 2005 was $3.0 million, $3.2 million, and $2.8 million, respectively.

The Company has entered into operating leases for office space over various terms. The leases generally have options to renew and are subject to annual increases as well as allocations of real estate taxes and certain operating expenses.

(6) Premises and Equipment (Continued)

Minimum future rental payments under the noncancelable operating leases, as of December 31, 2007 were as follows:

Year ending December 31,	Amount (In thousands)
2008	$ 4,845
2009	3,240
2010	2,448
2011	1,584
2012	1,313
Thereafter	3,709
	$17,139

The total rent expense was $5.3 million, $5.2 million, and $4.5 million in 2007, 2006, and 2005, respectively and is recorded in occupancy expense in the consolidated statements of income.

The Company subleases excess office space to third parties. Future minimum lease payments to be received under noncancellable subleasing arrangements as of December 31, 2007 were as follows:

Year ending December 31,	Amount (In thousands)
2008	$ 285
2009	176
2010	182
2011	187
2012	110
Thereafter	168
	$ 1,108

The total rent income was $409,000, $412,000, and $602,000 in 2007, 2006, and 2005, respectively and is recorded as a reduction of occupancy expense in the consolidated statements of income.

(7) Deposits

Deposits consist of the following at December 31, 2007 and 2006:

	2007	2006
	(In thousands)	
Non-interest-bearing demand deposits	$ 123,994	$ 123,301
Interest-bearing deposits:		
Interest checking	124,405	137,092
Money market and statement savings	395,356	395,652
Certificates of deposit	453,170	562,837
Total interest-bearing deposits	972,931	1,095,581
Total deposits	$1,096,925	$1,218,882

(7) Deposits (Continued)

Interest expense by deposit categories is as follows:

	2007	2006	2005
		(In thousands)	
Interest checking	$ 3,691	$ 3,796	$ 1,366
Money market and statement savings	17,791	10,153	4,503
Certificates of deposit	24,215	25,142	19,030
Total interest expense	$45,697	$39,091	$24,899

The aggregate amount of time deposits, each with a minimum denomination of $100,000 was $207.6 million and $262.8 million at December 31, 2007 and 2006, respectively.

Brokered certificates of deposits at December 31, 2007 and 2006 were $10.0 million and $5.0 million, respectively.

At December 31, 2007, the scheduled maturities of certificates of deposit were as follows:

	(In thousands)
2008	$392,920
2009	33,556
2010	8,289
2011	15,391
2012	3,014
	$453,170

(8) Other Borrowed Funds

At December 31, 2007 and 2006, other borrowed funds consisted of the following:

	2007	2006
	(In thousands)	
Fixed rate FHLB advances	$221,458	$106,708
Variable rate FHLB advances	12,000	16,000
Federal funds purchased	68,000	—
Repurchase agreements	66,808	46,323
Payable to Statutory Trust I	20,619	20,619
Treasury, Tax & Loan note option	11,175	4,981
	$400,060	$194,631

The Company had fixed rate advances from the FHLB of $221.5 million at December 31, 2007. These advances mature through 2017 and have interest rates ranging from 2.29% to 5.00%. Certain fixed rate FHLB advances have call options through 2010. The Company also has two variable rate FHLB advances totaling $12.0 million at December 31, 2007. The first variable rate advance is $2.0 million and matures in 2008, but can be paid off at any time by the Company. The interest rate the Company pays on this advance is tied to the federal funds purchased rate and reprices daily. The interest rate for this advance at December 31, 2007 was 4.40%. The second variable rate advance is $10.0 million and matures in 2016 and has call options beginning in 2008. The variable rate is based on the three month LIBOR (London Interbank Offered Rate) less 50 basis points for the first two years of the advance and then the interest rate is fixed at 4.00% if the advance is not called. The interest rate on this advance was 4.38% at December 31, 2007.

(8) Other Borrowed Funds (Continued)

At December 31, 2006, the Company had $106.7 million in fixed rate advances from the FHLB with maturities through 2016 and interest rates ranging from 2.29% to 4.55%. The Company had two variable rate FHLB advances totaling $16.0 million at December 31, 2006.

The contractual maturities of the fixed and variable rate advances at December 31, 2007 and 2006 were as follows:

	2007			
Type of Advance	Interest Rate	Advance Term	Maturity Date	Balance
		(In thousands)		
Daily Rate Credit (variable rate advance)	4.40%	12 months	2008	$ 2,000
Fixed Rate Credit	4.08% - 4.31%	36 months	2008	10,000
Principal Reducing Credit	2.29%	60 months	2008	1,458
Convertible	4.24% - 4.52%	60 months	2011	15,000
Convertible	3.64% - 5.00%	60 months	2012	75,000
Flipper Advance (variable rate advance)	4.38%	120 months	2016	10,000
Convertible	3.93% - 4.55%	120 months	2016	40,000
Convertible	3.10% - 4.85%	120 months	2017	80,000
Total FHLB Advances	**4.20%**			**$233,458**

	2006			
Type of Advance	Interest Rate	Advance Term	Maturity Date	Balance
		(In thousands)		
Daily Rate Credit (variable rate advance)	5.50%	12 months	2007	$ 6,000
Expandable	4.12%	24 months	2007	10,000
Fixed Rate Credit	2.63% - 3.59%	36 - 48 months	2007	17,750
Fixed Rate Credit	4.08% - 4.31%	36 months	2008	10,000
Principal Reducing Credit	2.29%	60 months	2008	3,958
Convertible	3.50%	60 months	2009	10,000
Convertible	4.24% - 4.52%	60 months	2011	15,000
Flipper Advance (variable rate advance)	4.86%	120 months	2016	10,000
Convertible	3.93% - 4.55%	120 months	2016	40,000
Total FHLB Advances	**4.08%**			**$122,708**

The average balances of FHLB advances for the years ended December 31, 2007 and 2006 were $171.0 million and $80.5 million, respectively. The maximum amount outstanding at any month-end during the years ended December 31, 2007 and 2006 was $234.2 million and $122.7 million, respectively. Total interest expense on FHLB advances for the years ended December 31, 2007, 2006, and 2005 was $7.2 million, $2.8 million, and $2.9 million, respectively.

For the year ended December 31, 2007 there were no extinguishments of FHLB advances. During 2006, the Company extinguished two FHLB advances totaling $20.0 million. The gain on the extinguishment of these advances for the year ended December 31, 2006 was $769,000 and was recorded in other non-interest income in the consolidated statements of income. During 2005, the Company extinguished one FHLB advance totaling $5.0 million. The gain on the 2005 extinguishment was $140,000.

(8) Other Borrowed Funds (Continued)

Securities sold under agreements to repurchase generally mature within one to four days and are reflected in the consolidated statements of financial condition at the amount of cash received. At December 31, 2007 and 2006 the Company had repurchase agreements of $66.8 million and $46.3 million, respectively. The weighted-average interest rate of these repurchase agreements was 2.99% and 2.14% at December 31, 2007 and 2006, respectively. The average balances of the repurchase agreements during 2007 and 2006 were $57.7 million and $40.7 million, respectively, and the maximum amount outstanding at any month-end during 2007 and 2006 was $77.1 million and $52.7 million, respectively. Interest expense on repurchase agreements for 2007, 2006, and 2005 was $1.7 million, $870,000, and $429,000, respectively.

At December 31, 2007, the Company had federal funds purchased of $68.0 million. The Company had no outstanding federal funds purchased at December 31, 2006. However, the Company did have federal funds purchased outstanding at certain times during 2006. Interest expense on federal funds purchased in 2007, 2006, and 2005 was $1.0 million, $229,000, and $216,000, respectively. The Company had no outstanding short-term dealer repurchase agreements at December 31, 2007 and at December 31, 2006. However, the Company did have short-term dealer repurchase agreements outstanding at other times during those years. Interest expense on short-term dealer repurchase agreements in 2007 and 2006 was $822,000 and $711,000, respectively.

The Company has a Treasury, Tax, & Loan ("TT&L") note option with the Federal Reserve. At December 31, 2007 and 2006, the outstanding balance in the TT&L note option was $11.2 million and $5.0 million, respectively. Interest expense related to the TT&L note option in 2007, 2006, and 2005 was $206,000, $142,000, and $91,000, respectively. The Company has a line of credit at the Federal Reserve discount window in the amount of $39.7 million at December 31, 2007, which was not utilized as of that date. There was no interest expense related to the discount window in 2007, 2006 or 2005.

In July 2004, the Company formed a new wholly-owned subsidiary, Cardinal Statutory Trust I (the "Trust"), for the purpose of issuing $20.0 million of floating rate junior subordinated deferrable interest debentures ("trust preferred securities"). These trust preferred securities are due in 2034 and have an interest rate of LIBOR (London Interbank Offered Rate) plus 2.40%, which adjusts quarterly. At December 31, 2007, the interest rate on trust preferred securities was 7.39%. These securities are redeemable at par beginning September 2009. Under certain qualifying events, these securities are redeemable at a premium through March 2008 and at par thereafter. The Company has guaranteed payment of these securities. The $20.6 million payable by the Company to the Trust is included in other borrowed funds. The Trust is an unconsolidated subsidiary since the Company is not the primary beneficiary of this entity under FASB Interpretation No. 46R *Consolidation of Variable Interest Entities*. The additional $619,000 that is payable by the Company to the Trust represents the Company's capital investment in the Trust. The Company utilized the proceeds from the issuance of the trust preferred securities to make a capital contribution into the Bank. Interest expense on the trust preferred securities in 2007, 2006, and 2005 was $1.6 million, $1.6 million, and $1.2 million, respectively.

(8) Other Borrowed Funds (Continued)

The scheduled maturities of other borrowed funds at December 31, 2007 were as follows:

	2008	2009	2010	2011	2012 and thereafter
			(In thousands)		
FHLB advances	$ 13,458	$ —	$ —	$15,000	$205,000
Federal funds purchased	68,000	—	—	—	—
Repurchase agreements	66,808	—	—	—	—
Payable to Statutory Trust I	—	—	—	—	20,619
TT&L note option	11,175	—	—	—	—
	$159,441	$ —	$ —	$15,000	$225,619

(9) Warehouse Financing for Loans Held for Sale

George Mason and the Bank had a $150 million floating rate revolving credit and security agreement with a third party which was cancelled during the fourth quarter of 2007. The Company determined that as a result of the limited use of this credit facility and the available liquidity at the Bank, this credit facility was no longer needed. The purpose of this credit facility was to fund residential mortgage loans at George Mason prior to their sale into the secondary market. The credit facility required, among other things, that George Mason and the Bank have positive quarterly net income and maintain specified minimum tangible and regulatory net worth requirements. The Company had guaranteed repayment of this debt. The interest rate on this credit facility was LIBOR plus between 1.50% and 1.875%. At December 31, 2006, no amounts were drawn on this credit facility.

The same lender had also provided a $100 million facility that was utilized by George Mason to fund residential mortgage loans held for sale to this lender. The terms of this facility were substantially the same as the above-referenced revolving credit and security agreement and the cost of this facility was netted against interest earned on the loans pending settlement with the lender. Loans under this credit facility were considered sold when financed. Again, during the fourth quarter of 2007, the Company cancelled this line of credit as a result of the limited use of this facility and the available liquidity at the Bank. At December 31, 2006, no amounts were drawn on this facility.

Interest expense related to George Mason's warehouse financing was none, $164,000, and $109,000 for the years ended December 31, 2007, 2006, and 2005, respectively.

(10) Income Taxes

The Company and its subsidiaries file consolidated federal tax returns on a calendar-year basis. The Company recorded income tax expense of $885,000, $3.2 million, and $5.2 million for the years ended December 31, 2007, 2006, and 2005, respectively.

(10) Income Taxes (Continued)

The provision for income tax expense is reconciled to the amount computed by applying the federal corporate tax rate to income before taxes as follows:

	2007	2006	2005
	(In thousands)		
Income tax at federal corporate rate	$1,852	$3,591	$5,115
Change in valuation allowance	302	195	100
Change in the carrying rate of deferred tax assets and liabilities	15	(67)	—
Expected state tax benefit of losses of nonbank entities	(302)	(195)	(100)
State tax expense, net of federal tax benefit	37	73	—
Nontaxable income	(976)	(402)	—
Nondeductible expenses	17	26	15
Other	(60)	(48)	37
	$ 885	$3,173	$5,167

The components of income tax expense are as follows:

	2007	2006	2005
	(In thousands)		
Included in net income			
Current			
Federal	$2,030	$ 5,550	$ 5,178
State	62	116	—
Total current	2,092	5,666	5,178
Deferred			
Federal	(1,201)	(2,487)	(11)
State	(6)	(6)	—
Total deferred	(1,207)	(2,493)	(11)
Total included in net income	$ 885	$ 3,173	$ 5,167
Included in shareholders' equity:			
Deferred tax expense (benefit) related to the change in the net unrealized gain (loss) on investment securities available for sale	$1,107	$ 390	$(1,023)
Deferred tax expense (benefit) related to the change in the net unrealized gain (loss) on derivative instruments designated as cash flow hedges	(123)	105	(149)
Total included in shareholders' equity	$ 984	$ 495	$(1,172)

(10) Income Taxes (Continued)

The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities relate to the following:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 4,178	$ 3,364
Net operating loss carryforwards	1,332	1,030
Unrealized losses on investment securities available-for-sale	150	1,257
Unrealized losses on derivative instruments designated as cash flow hedges	165	42
Deferred compensation	1,959	1,553
Goodwill and intangibles, net	(103)	311
Other	773	396
Total gross deferred tax assets	8,454	7,953
Less valuation allowance	(1,332)	(1,030)
Net deferred tax assets	7,122	6,923
Deferred tax liabilities:		
Prepaid expenses	(134)	—
Depreciation	306	(45)
Loan origination costs	(656)	(463)
Total gross deferred tax liabilities	(484)	(508)
Net deferred tax asset	$ 6,638	$ 6,415

Deferred tax assets and liabilities are recognized for the tax effects of differing carrying values of assets and liabilities for tax and financial statement purposes that will reverse in future periods. When uncertainty exists concerning the recoverability of a deferred tax asset, the carrying value of the asset may be reduced by a valuation allowance. Valuation allowances of $1.3 million and $1.0 million at December 31, 2007 and 2006, respectively, have been established for deferred tax assets. This valuation allowance relates primarily to the state portion of the net operating losses of the parent company, CWS and Wilson/Bennett as realization is dependent upon generating future taxable income within those entities. Management believes that future operations of the Company will generate sufficient taxable income to realize the net deferred tax assets at December 31, 2007 and 2006.

The Company adopted the provisions of FASB Interpretation No. 48 ("FIN No. 48"), *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of December 31, 2007, the Company had no unrecognized tax benefits. The Company also had no interest expense and/or tax penalties during the year to date December 31, 2007. If the Company had such expenses, they would be classified in the consolidated statements of income as part of the provision for income tax expense.

(11) Derivative Instruments and Hedging Activities

The Company is a party to forward loan sales contracts, which are utilized to mitigate exposure to fluctuations in interest rates related to closed loans which are held for sale.

At December 31, 2007 and 2006, accumulated other comprehensive income included an after tax unrealized gain (loss) of ($276,000) and $348,000, respectively, related to forward loan sale contracts. Loans held for sale are generally sold within sixty days of closing and, therefore, substantially all of the amount recorded in accumulated other comprehensive income at December 31, 2007 which is related to the Company's cash flow hedges will be recognized in earnings during the first quarter of 2008. At December 31, 2007, the Company recognized income of $8,000 and at December 31, 2006 recorded a charge to earnings of $1,000 due to hedge ineffectiveness.

At December 31, 2007, the Company had $29.5 million in loan commitments and associated forward sales and had $123.9 million in forward loan sales associated with $124.9 million of loans held for sale contracts. At December 31, 2007, the derivative asset was $1.5 million and the derivative liability was $1.9 million.

At December 31, 2006, the Company had $81.6 million in loan commitments and associated forward sales and had $301.9 million in forward loan sales associated with $301.9 million of loans held for sale contracts. At December 31, 2006, the derivative asset was $2.8 million and the derivative liability was $1.6 million.

(12) Regulatory Matters

The Bank, as a state-chartered bank, is subject to the dividend restrictions established by the State Corporation Commission of the Commonwealth of Virginia. Under such restrictions, the Bank may not, without the prior approval of the Bank's primary regulator, declare dividends in excess of the sum of the current year's earnings (as defined) plus the retained earnings (as defined) from the prior two years. At December 31, 2007, there were approximately $29.2 million of accumulated earnings at the Bank which could be paid as dividends to the Company.

The Bank is required to maintain a minimum non-interest earning average reserve balance with the Federal Reserve Bank. The average amount of the required reserve was $100,000 for 2007.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires banking regulators to stratify banks into five quality tiers based upon their relative capital strengths and increase the regulation of the weaker institutions. The key measures of capital are: (1) total capital (Tier I capital plus the allowance for loan losses up to certain limitations) as a percent of total risk-weighted assets, (2) Tier I capital (as defined) as a percent of total risk-weighted assets (as defined), and (3) Tier I capital (as defined) as a percent of total average assets (as defined).

(12) Regulatory Matters (Continued)

The regulatory capital of the Company at December 31, 2007 and 2006 is as follows:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
At December 31, 2007	Amount	Ratio	Amount		Ratio	Amount		Ratio
			(In thousands)					
Total capital to risk weighted assets	$174,523	12.98%	$ 107,569	≥	8.00%	$ 134,461	≥	10.00%
Tier I capital to risk weighted assets	162,691	12.10	53,785	≥	4.00	80,677	≥	6.00
Tier I capital to average assets	162,691	10.26	63,456	≥	4.00	79,320	≥	5.00
At December 31, 2006								
Total capital to risk weighted assets	$170,457	14.06%	$ 97,010	≥	8.00%	$ 121,263	≥	10.00%
Tier I capital to risk weighted assets	160,656	13.25	48,505	≥	4.00	72,758	≥	6.00
Tier I capital to average assets	160,656	10.68	60,180	≥	4.00	75,225	≥	5.00

The regulatory capital of the Bank at December 31, 2007 and 2006 is as follows:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
At December 31, 2007	Amount	Ratio	Amount		Ratio	Amount		Ratio
			(In thousands)					
Total capital to risk-weighted assets	$159,745	11.91%	$ 107,308	≥	8.00%	$ 134,135	≥	10.00%
Tier I capital to risk-weighted assets	147,913	11.03	53,654	≥	4.00	80,481	≥	6.00
Tier I capital to average assets	147,913	9.34	63,331	≥	4.00	79,163	≥	5.00
At December 31, 2006								
Total capital to risk-weighted assets	$141,885	11.73%	$ 96,742	≥	8.00%	$ 120,927	≥	10.00%
Tier I capital to risk-weighted assets	132,084	10.92	48,371	≥	4.00	72,556	≥	6.00
Tier I capital to average assets	132,084	8.80	60,038	≥	4.00	75,048	≥	5.00

At December 31, 2007 and 2006, the Company and the Bank met all regulatory capital requirements and are considered "well-capitalized" from a regulatory perspective.

George Mason is also required to maintain defined capital levels under Department of Housing and Urban Development guidelines. At December 31, 2007 and 2006, George Mason maintained capital in excess of these required guidelines.

(13) Related-Party Transactions

Certain directors, officers and employees and/or their related business interests are at present, as in the past, banking customers in the ordinary course of business of the Company. As such, the Company has had, and expects to have in the future, banking transactions in the ordinary course of its business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with non-related parties and do not involve more than normal risk of collectibility or present other unfavorable features.

(13) Related-Party Transactions (Continued)

Analysis of activity for loans to related parties follows:

	2007	2006
	(In thousands)	
Balance, beginning of year	$ 40,482	$34,998
New loans	9,354	11,844
Loans paid off or paid down	(10,699)	(6,360)
Balance, end of year	$ 39,137	$40,482

George Mason leases its headquarters office space from a director of the Company who is the manager and a 3.1% owner of the limited liability company that owns the building in which the space is leased. The lease was renewed during the second quarter of 2007 and will terminate on June 30, 2010 without any option to extend. The rent that George Mason pays for the use of this space ranges from $737,000 to $982,000 per year during the term of the lease. Rent payments totaled $792,000 in 2007 and $1.2 million in 2006.

(14) Earnings Per Common Share

The following is the calculation of basic and diluted earnings per common share.

	2007	2006	2005
	(In thousands, except per share data)		
Net income	$ 4,482	$ 7,388	$ 9,876
Weighted average shares for basic	24,606	24,424	22,113
Weighted average shares for diluted	25,012	24,987	22,454
Basic earnings per common share	$ 0.18	$ 0.30	$ 0.45
Diluted earnings per common share	$ 0.18	$ 0.30	$ 0.44

Basic earnings per share is impacted by the number of shares required to be issued under the Company's various deferred compensation plans and diluted earnings per share is impacted by those common shares which may be, but are not required to be, issued under these plans.

The following shows the composition of basic outstanding shares for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)		
Weighted average shares outstanding—basic	24,333	24,391	22,104
Weighted average shares attributable to deferred compensation plans	273	33	9
Total weighted average shares—basic	24,606	24,424	22,113

(14) Earnings Per Common Share (Continued)

The following shows the composition of diluted outstanding shares for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
	(in thousands)		
Weighted average shares outstanding—basic	24,606	24,424	22,113
Incremental weighted average shares attributable to deferred compensation plans	164	183	68
Weighted average shares attributable to vested stock options	242	380	273
Total weighted average shares—diluted	25,012	24,987	22,454

Employees who participate in the Company's deferred compensation plans can allocate their contributions to various investment options, including a Company Common Stock investment option. The incremental weighted average shares attributable to the deferred compensation plans included in diluted outstanding shares assumes the participants opt to invest all of their contributions into the Company's Common Stock investment option.

Antidilutive outstanding stock options excluded from the weighted average shares outstanding for the diluted earnings per share calculation were 51,346 at December 31, 2007 and 22,998 at December 31, 2005. There were no outstanding stock options excluded from the weighted average shares outstanding for the diluted earnings per share calculation at December 31, 2006. These stock options have exercise prices that were greater than the average market price of the Company's common stock for the year. In addition, for December 31, 2007 and 2006, there are no incremental shares related to stock options as calculated under SFAS No. 123R because the addition of these shares to the diluted weighted average share calculation would be antidilutive.

(15) 401(k) Plan

Employees who work twenty (20) hours or more a week and have been employed by the Company for a month can elect to participate in and make contributions into a 401(k) Plan. The Company contributes $0.50 for $1.00 of employee contributions up to a maximum of 3% of the employee's compensation. Expense related to the Company's match in 2007, 2006, and 2005 was $567,000, $546,000, and $521,000, respectively. Employees are immediately vested in the Company's matching contribution.

(16) Deferred Compensation Plans

The Company has deferred compensation plans for its directors and certain employees. Under the directors' plan, a director may elect to defer all or a portion of any director-related fees including fees for serving on board committees. Under the employees' plan, certain employees may defer all or a portion of their compensation including any bonus or commission compensation. Director and employee deferrals, other than employees of George Mason, are matched 50% by the Company. Deferrals made by employees of George Mason are not eligible for the Company match. The amount of the Company match is deemed invested in Company common stock which vests immediately for the directors and after four years for employees. The maximum Company match per employee is $50,000 per year and $10,000 per year per director. Expense relating to the employee plans for the years ended December 31, 2007, 2006, and 2005 was $149,000, $136,000, and $52,000, respectively, the employee portion of which is included in salary and benefits expense and the directors portion of the expense is included in other operating expense in the consolidated statements of income.

(17) Director and Employee Stock-Based Compensation Plans

At December 31, 2007, the Company had two stock-based employee compensation plans, the 1999 Stock Option Plan (the "Option Plan") and the 2002 Equity Compensation Plan (the "Equity Plan").

In 1998, the Company adopted the Option Plan pursuant to which the Company may grant stock options for up to 625,000 shares of the Company's common stock to employees and members of the Company's and its subsidiaries' boards of directors. There are 16,371 shares of the Company's common stock available for future grants in the Option Plan as of December 31, 2007.

In 2002, the Company adopted the Equity Plan. The Equity Plan authorizes the granting of options, which may be incentive stock options or non-qualified stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards to directors, eligible officers and key employees of the Company. In 2006, the shareholders approved an amendment to the Equity Plan to increase the number of shares of common stock reserved for issuance under it from 1,970,000 to 2,420,000. There are 217,058 shares of the Company's common stock available for future grants and awards in the Equity Plan as of December 31, 2007.

The following table presents a summary of the Company's stock option activity for the years ended December 31, 2005:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2004	1,232,861	$ 6.34
Granted	1,210,245	10.06
Exercised	(113,977)	6.08
Forfeited	(57,535)	8.24
Balance at December 31, 2005	2,271,594	$ 8.29

(17) Director and Employee Stock-Based Compensation Plans (Continued)

Stock option activity during the years ended December 31, 2006 and 2007 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2005	2,271,594	$ 8.29		
Granted	286,000	11.83		
Exercised	(96,230)	8.49		
Forfeited	(42,090)	10.24		
Outstanding at December 31, 2006	2,419,274	$ 8.70	7.62	$3,754,056
Options exercisable at December 31, 2006	2,008,668	$ 8.44	7.46	$3,632,572

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value ($000)
Outstanding at December 31, 2006	2,419,274	$ 8.70		
Granted	50,500	10.00		
Exercised	(20,546)	5.45		
Forfeited	(20,875)	10.26		
Outstanding at December 31, 2007	2,428,353	$ 8.53	6.50	$1,428,443
Options exercisable at December 31, 2007	2,136,325	$ 8.39	6.46	$1,994,521

Information pertaining to stock options outstanding at December 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
		Weighed Average			
Range of Exercise Prices	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Exercisable	Weighted Average Exercise Price
$2.41 - $3.56	124,493	4.1 years	$ 3.27	124,493	$ 3.27
$3.95 - $5.50	406,278	4.8 years	4.75	404,928	4.75
$6.38 - $8.28	250,672	5.8 years	8.13	232,994	8.13
$8.64 - $9.59	633,676	7.1 years	8.96	631,976	8.96
$9.78 - $10.91	567,700	7.4 years	10.54	512,800	10.59
$11.05 - $12.65	445,534	8.2 years	11.59	229,134	11.32
Outstanding at year end	2,428,353	6.7 years	8.73	2,136,325	8.38

Total intrinsic value of options exercised during the years ended December 31, 2007, 2006, and 2005 was $80,000, $169,000, and $560,000 respectively.

(17) Director and Employee Stock-Based Compensation Plans (Continued)

A summary of the status of the Company's non-vested stock options and changes during the year ended December 31, 2007 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2006	410,606	$4.63
Granted	50,500	4.68
Vested	(160,878)	3.43
Forfeited	(8,200)	4.77
Balance at December 31, 2007	292,028	$5.30

At December 31, 2007, there was $1.8 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements granted under the plans. The expense is expected to be recognized over a weighted average period of 3.4 years. The total fair value of shares that vested during the years ended December 31, 2007, 2006, and 2005 was $596,000, $387,000, and $5.2 million, respectively.

At the Board of Directors meeting held on December 13, 2006, the Board approved the re-pricing of 92,300 options with an exercise price of $3.25 per share to a new exercise price of $4.12 per share to equal the fair market value price per share of the Company's common stock on the original grant date in 2002. SFAS No. 123R requires the re-pricing of equity awards to be treated as a modification of the original award and provides that such a modification is an exchange of the original award for a new award. SFAS No. 123R considers the modification to be the repurchase of the old award for a new award of equal or greater value, incurring additional compensation cost for any incremental value. This incremental difference in value is measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of SFAS No. 123R over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date. SFAS No. 123R provides that this incremental fair value, plus the remaining unrecognized compensation cost from the original measurement of the fair value of the old option, must be recognized over the remaining vesting period. The modifications resulted in an incremental compensation cost of $58,000. Of the 92,300 options affected by the re-pricing, 61,500 options were vested at December 13, 2006. Therefore, additional compensation cost of $39,000 for the 61,500 stock options that were vested was recognized immediately and is included in the stock-based compensation expense for the year ended December 31, 2006.

(18) Segment Reporting

The Company operates in three business segments: commercial banking, mortgage banking, and wealth management and trust services.

The commercial banking segment includes both commercial and consumer lending and provides customers with such products as commercial loans, real estate loans, business financing and consumer loans. In addition, this segment provides customers with various deposit products including demand deposit accounts, savings accounts and certificates of deposit. The mortgage banking segment engages primarily in the origination and acquisition of residential mortgages for sale into the secondary market on a best efforts basis. The wealth management and trust services segment provides investment and financial advisory services to businesses and individuals, including financial planning, retirement/estate planning, trust, estates, custody, investment management, escrows, and retirement plans.

(18) Segment Reporting (Continued)

Wilson/Bennett is included in the wealth management and trust services segment since the date of its acquisition, June 9, 2005. Results related to the assets acquired, and liabilities assumed, from FBR National Trust Company are reflected in the wealth management and trust services segment since the date of their acquisition and assumption, February 9, 2006.

Information about the reportable segments and reconciliation of this information to the consolidated financial statements as of and for the years ended December 31, 2007, 2006, and 2005 follows:

At and for the Year Ended December 31, 2007:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
			(In thousands)			
Net interest income	$ 38,707	$ 3,005	$ —	$ (1,393)	$ —	$ 40,319
Provision for loan losses	2,548	—	—	—	—	2,548
Non-interest income	4,032	11,112	4,287	49	—	19,480
Non-interest expense	30,316	11,587	7,096	2,885	—	51,884
Provision for income taxes	2,470	907	(979)	(1,513)	—	885
Net income (loss)	$ 7,405	$ 1,623	$(1,830)	$ (2,716)	$ —	$ 4,482
Total Assets	$1,663,834	$184,602	$ 3,893	$176,366	$(338,664)	$1,690,031

At and for the Year Ended December 31, 2006:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
			(In thousands)			
Net interest income	$ 38,091	$ 4,344	$ —	$ (1,081)	$ —	$ 41,354
Provision for loan losses	1,232	—	—	—	—	1,232
Non-interest income	4,415	13,892	3,330	47	—	21,684
Non-interest expense	27,127	15,241	6,591	2,286	—	51,245
Provision for income taxes	4,571	1,060	(1,307)	(1,151)	—	3,173
Net income (loss)	$ 9,576	$ 1,935	$(1,954)	$ (2,169)	$ —	$ 7,388
Total Assets	$1,572,051	$360,470	$ 5,500	$163,879	$(463,471)	$1,638,429

At and for the Year Ended December 31, 2005:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Other	Intersegment Elimination	Consolidated
			(In thousands)			
Net interest income	$ 32,171	$ 6,203	$ —	$ (891)	$ —	$ 37,483
Provision for loan losses	2,456	—	—	—	—	2,456
Non-interest income	1,964	21,255	1,367	83	—	24,669
Non-interest expense	23,802	17,332	1,422	2,097	—	44,653
Provision for income taxes	2,764	3,413	(56)	(954)	—	5,167
Net income (loss)	$ 5,113	$ 6,713	$ 1	$ (1,951)	$ —	$ 9,876
Total Assets	$1,387,504	$376,618	$ 6,882	$160,856	$(479,573)	$1,452,287

(18) Segment Reporting (Continued)

During the year ended December 31, 2007, the Company recorded a loss of $3.5 million pretax ($2.3 million after tax) from an escrow arrangement with Liberty Growth Fund, LP. This loss was recorded through the wealth management and trust services segment.

During the year ended December 31, 2006, the Company recorded a non-cash impairment loss totaling $2.9 million pretax ($1.9 million after tax) through the wealth management and trust services segment.

The Company did not have any operating segments other than those reported. Parent company financial information is included in the "Other" category and represents an overhead function rather than an operating segment. The parent company's most significant assets are its net investments in its subsidiaries. The parent company's net interest expense is comprised of interest income from short-term investments and interest expense on trust preferred securities.

(19) Financial Instruments with Off Balance Sheet Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and financial guarantees. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments usually have fixed expiration dates up to one year or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of the contractual obligations by a customer to a third party. The majority of these guarantees extend until satisfactory completion of the customer's contractual obligations. All standby letters of credit outstanding at December 31, 2007 are collateralized.

These instruments represent obligations of the Company to extend credit or guarantee borrowings and are not recorded on the consolidated statements of financial condition. The rates and terms of these instruments are competitive with others in the market in which the Company operates. Commitments to extend credit of $29.5 million as of December 31, 2007 are related to George Mason's pipeline and are of a short term nature. Commitments to extend credit of $329.9 million primarily have floating rates as of December 31, 2007.

Those instruments may involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. Credit risk is defined as the possibility of sustaining a loss because the other parties to a financial instrument fail to perform in accordance with the terms of the contract. The Company's maximum exposure to credit loss under standby letters of credit and commitments to extend credit is represented by the contractual amounts of those instruments.

(19) Financial Instruments with Off Balance Sheet Risk (Continued)

A summary of the contract amount of the Bank's exposure to off-balance-sheet risk as of December 31, 2007 and 2006 is as follows:

	2007	2006
	(In thousands)	
Financial instruments whose contract amounts represent potential credit risk:		
Commitments to extend credit	$359,321	$372,154
Standby letters of credit	10,166	8,097

The fair value of the liability associated with standby letters of credit at December 31, 2007 and 2006 was immaterial.

George Mason maintains a reserve for loans sold that pay off earlier than the contractual agreed upon period, thereby requiring that George Mason refund part of the service release premium and/or premium pricing received from the investor. The reserves as of December 31, 2007 and 2006 were $23,000 and $57,000, respectively. In addition, as of December 31, 2007, George Mason has established a reserve of $100,000 for possible repurchases of loans previously sold to investors for which borrowers failed to provide full and accurate information on their loan application or for which appraisals have not been acceptable. During 2007, George Mason either repurchased from or settled with investors on seven such loans. The total expense associated with these loans was $347,000. No such reserve existed at December 31, 2006.

George Mason, as part of the service it provides to its managed companies, purchases the loans managed companies originate at the time of origination. These loans are then sold by George Mason to investors. George Mason has agreements with its managed companies requiring that, for any loans that were originated by a managed company and for which investors have requested George Mason to repurchase due to the borrowers failure to provide full and accurate information on or related to their loan application or for which appraisals have not been acceptable, the managed company be responsible for buying back the loan. In the event that the managed company's financial condition deteriorates and it is unable to fund the repurchase of such loans, George Mason may have to provide the funds to repurchase these loans from investors. As of December 31, 2007, the Company did not believe it was obligated to fund any repurchased loans that were originated by a managed company.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's creditworthiness on a case-by-case basis and requires collateral to support financial instruments when deemed necessary. The amount of collateral obtained upon extension of credit is based on management's evaluation of the counterparty. Collateral held varies but may include deposits held by the Company, marketable securities, accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

The Company has derivative counter-party risk which may arise from the possible inability of George Mason's third-party investors to meet the terms of their forward sales contracts. George Mason works with third-party investors that are generally well-capitalized, are investment grade and exhibit strong financial performance to mitigate this risk. The Company does not expect any third-party investor to fail to meet its obligation.

(19) Financial Instruments with Off Balance Sheet Risk (Continued)

The Company has guaranteed payment of the $20.0 million debt of Statutory Trust I.

(20) Disclosures of Fair Value of Financial Instruments

The assumptions used and the estimates disclosed represent management's best judgment of appropriate valuation methods. These estimates are based on pertinent information available to management at the valuation date. In certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and management's evaluation of those factors change.

Although management uses its best judgment in estimating the fair value of financial instruments, there are inherent limitations in any estimation technique. Therefore, these fair value estimates are not necessarily indicative of the amounts the Company would realize in a market transaction. Because of the wide range of valuation techniques and the numerous estimates and assumptions which must be made, it may be difficult to make reasonable comparisons between the Company's fair value information and that of other banking institutions. It is important that the many uncertainties be considered when using the estimated fair value disclosures and that, because of these uncertainties, the aggregate fair value amount should not be construed as representative of the underlying value of the Company.

Fair Value of Financial Instruments

The following summarizes the significant methodologies and assumptions used in estimating the fair values presented in the following table.

Cash and Cash Equivalents

The carrying amount of cash and cash equivalents is used as a reasonable estimate of fair value.

Investment Securities and Other Investments

Fair values for investment securities are based on quoted market prices or prices quoted for similar financial instruments. Fair value for other investments is estimated at their cost since no active trading markets exist.

Loans Held for Sale

Loans held for sale are carried at the lower of cost or market. The estimated fair value is based upon the related purchase price commitments from secondary market investors.

Loans Receivable, Net

In order to determine the fair market value for loans receivable, the loan portfolio was segmented based on loan type, credit quality and maturities. For certain variable rate loans with no significant credit concerns and frequent repricings, estimated fair values are based on current carrying amounts. The fair values of other loans are estimated using discounted cash flow analyses, at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

(20) Disclosures of Fair Value of Financial Instruments (Continued)

Deposits

The fair values for demand deposits are equal to the carrying amount since they are payable on demand at the reporting date. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair value at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on CDs to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Funds

The fair value of other borrowed funds is estimated using a discounted cash flow calculation that applies interest rates currently available for loans with similar terms.

Derivative Instruments Related to Loans Held for Sale

Derivative instruments related to loans held for sale are carried at fair value. Fair value is determined through quotes obtained from actively traded mortgage markets and, for rate lock commitments, is based upon the change in market interest rates between making the rate lock commitment and the loan closing and, for forward loan sale commitments, is based upon the change in market interest rates from entering into the forward loan sales contract and the sale of the loan to the investor.

Other Commitments to Extend Credit

The fair value of these financial instruments is based on the credit quality and relationship, fees, interest rates, probability of funding, compensating balance and other covenants or requirements. These commitments have expiration dates and generally expire within one year. Many commitments are expected to, and typically do, expire without being drawn upon. The rates and terms of these instruments are competitive with others in the market in which the Company operates. The carrying amounts are reasonable estimates of the fair value of these financial instruments and are zero at December 31, 2007 and 2006.

Accrued Interest Receivable

The carrying amount of accrued interest receivable approximates its fair value.

(20) Disclosures of Fair Value of Financial Instruments (Continued)

The fair values of financial instruments as of December 31, 2007 and 2006 are summarized as follows:

	2007	
	Carrying Amount	Estimated Fair Value
	(In thousands)	
Financial assets:		
Cash and cash equivalents	$ 22,421	$ 22,421
Investment securities and other investments	379,134	377,603
Loans held for sale	170,487	170,551
Loans receivable, net	1,039,684	1,035,428
Accrued interest receivable	6,134	6,134
Derivative asset	1,527	1,527
Financial liabilities:		
Demand deposits	$ 123,994	$ 123,994
Interest checking	124,405	124,405
Money market and statement savings	395,356	395,356
Certificates of deposit	453,170	454,426
Other borrowed funds	400,060	407,282
Mortgage funding checks	9,403	9,403
Accrued interest payable	1,459	1,459
Derivative liability	1,921	1,921
Other:		
Commitments to extend credit	$ —	$ —

	2006	
	Carrying Amount	Estimated Fair Value
	(In thousands)	
Financial assets:		
Cash and cash equivalents	$ 36,076	$ 36,076
Investment securities and other investments	338,454	336,239
Loans held for sale	338,731	338,739
Loans receivable, net	845,449	832,567
Accrued interest receivable	5,667	5,667
Derivative asset	2,807	2,807
Financial liabilities:		
Demand deposits	$ 123,301	$ 123,301
Interest checking	137,092	137,092
Money market and statement savings	395,652	395,652
Certificates of deposit	562,837	561,264
Other borrowed funds	194,631	193,846
Mortgage funding checks	46,159	46,159
Accrued interest payable	878	878
Derivative liability	1,592	1,592
Other:		
Commitments to extend credit	$ —	$ —

(21) Parent Company Only Financial Statements

The Cardinal Financial Corporation (Parent Company only) condensed financial statements are as follows:

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CONDITION
December 31, 2007 and 2006
(In thousands)

	2007	2006
Assets		
Cash and cash equivalents	$ 9,333	$ 13,609
Other investments	113	113
Investment in subsidiaries	164,362	148,463
Premises and equipment, net	1,001	1,069
Goodwill	134	134
Other assets	5,139	13,104
Total assets	$180,082	$176,492
Liabilities and Shareholders' Equity		
Debt to Cardinal Statutory Trust I	$ 20,619	$ 20,619
Other liabilities	—	—
Total liabilities	20,619	20,619
Total shareholders' equity	$159,463	$155,873
Total liabilities and shareholders' equity	$180,082	$176,492

(21) Parent Company Only Financial Statements (Continued)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF OPERATIONS
Years Ended December 31, 2007, 2006, and 2005
(In thousands)

	2007	2006	2005
Income:			
Net interest expense	$(1,393)	$(1,081)	$ (891)
Other income	49	47	83
Total income	(1,344)	(1,034)	(808)
Expense—general and administrative	2,885	2,286	2,097
Net loss before income taxes and equity in undistributed earnings of subsidiaries	(4,229)	(3,320)	(2,905)
Income tax benefit	(1,513)	(1,151)	(954)
Equity in undistributed earnings of subsidiaries	7,198	9,557	11,827
Net income	$ 4,482	$ 7,388	$ 9,876

(21) Parent Company Only Financial Statements (Continued)

PARENT COMPANY ONLY CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2007, 2006, and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net income	$ 4,482	$ 7,388	$ 9,876
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiaries	(7,198)	(9,557)	(11,827)
Depreciation	113	116	123
Increase in other assets and decrease in other liabilities	9,134	(5,082)	(4,806)
Net cash provided by (used in) operating activities	6,531	(7,135)	(6,634)
Cash flows from investing activities:			
Capital investments in subsidiaries	(7,500)	—	(22,000)
Dividends received from subsidiaries	300	—	—
Purchase of other investments	—	(50)	—
Net change in premises and equipment	(45)	—	—
Net cash paid in acquisition	—	—	(1,379)
Net cash used in investing activities	(7,245)	(50)	(23,379)
Cash flows from financing activities:			
Proceeds from public stock offerings	—	—	39,767
Purchase and retirement of common stock	(2,724)	—	—
Distribution of deferred compensation balance	4	(3)	—
Dividends on common stock	(974)	(976)	(244)
Stock options exercised	132	909	797
Net cash (used in) provided by financing activities	(3,562)	(70)	40,320
Net increase (decrease) in cash and cash equivalents	(4,276)	(7,255)	10,307
Cash and cash equivalents at beginning of year	13,609	20,864	10,557
Cash and cash equivalents at end of year	$ 9,333	$13,609	$ 20,864
Supplemental schedule of noncash investing and financing activities:			
Common shares issued in acqusition of Wilson/Bennett	$ —	$ —	$ 4,862

(22) Goodwill and Intangible Assets

Goodwill is tested for impairment on an annual basis or more frequently if events or circumstances warrant. During 2007 and 2006, the Company performed evaluations of the goodwill associated with its acquisitions of George Mason, Wilson/Bennett and Trust Services. For the year ended December 31, 2007, no impairment was indicated. For the year ended December 31, 2006, there was no impairment indicated for the goodwill associated with George Mason. Additional information is found below for the wealth management and trust services segment for 2006.

Trust Services

On February 9, 2006, the Bank acquired certain fiduciary and other assets and assumed certain liabilities of FBR National Trust Company, formerly a subsidiary of Friedman, Billings, Ramsey Group, Inc. This transaction diversifies the Bank's sources of non-interest income and allows it to provide additional services to its customers.

This transaction was accounted for as a purchase and the acquired assets and assumed liabilities were recorded at their fair values as of the purchase date. This acquisition did not have a significant impact on operating results for the year ended December 31, 2006.

The operating results of the trust division are included in the Company's consolidated operating results and its wealth management and trust services segment information since the date of acquisition.

The fair value of the net assets acquired was $380,000. The acquisition resulted in the recognition of an intangible asset for purchased customer relationships of $161,000, which is being amortized on a straight-line basis over nine years, and in the recognition of goodwill of $178,000. The Company used the assistance of an independent valuation consultant to determine the value assigned to identifiable intangible assets. Goodwill will not be amortized but will be reviewed for impairment when evidence of impairment exists or, at a minimum, on an annual basis. The Company's annual assessments of the valuation of goodwill did not indicate impairment in 2007 or 2006, and no indications of potential impairment were indicated for the customer relationship intangible.

For federal income tax purposes, the Trust Services intangibles are deductible over a 15 year period.

Wilson/Bennett

On June 29, 2006, the Company entered into an Amendment to the Employment Agreement (the "Amendment") with John W. Fisher, president and chief executive officer of Wilson/Bennett. The Amendment amended the Employment Agreement dated as of June 8, 2005 between the Company and Mr. Fisher. As provided in the Amendment, Mr. Fisher retired from the business on September 30, 2006, and agreed to assist the Company in a consulting and business development function, as requested by the Company through April 30, 2007, and to honor his non-compete agreement with the Company, which ended on September 30, 2007.

During the third quarter of 2006 and as Mr. Fisher transitioned out of his involvement with Wilson/Bennett, Mr. Fisher's announced retirement had a negative impact on the operations, customer base and assets under management with Wilson/Bennett. In particular, several significant clients unexpectedly either terminated or advised the Company that they intended to terminate their asset management contracts with Wilson/Bennett during the third quarter of 2006. In addition and as a result of this customer loss, the value of purchased customer relationships and Mr. Fisher's employment and

(22) Goodwill and Intangible Assets (Continued)

non-compete agreement decreased. Accordingly, the Company updated the analysis of the fair value of the goodwill and intangible assets associated with the acquisition of Wilson/Bennett. The analysis was prepared using valuation techniques, including the discounted cash flow approach. The updated analysis indicated that goodwill and intangibles related to Wilson/Bennett, a division of wealth management and trust services segment, were impaired. As a result, the Company recorded non-cash impairment charges of $2.0 million associated with Mr. Fisher's employment agreement and the customer relationship intangible assets recognized as part of the Wilson/Bennett acquisition. The Company also recorded an additional $960,000 of impairment charges associated with the goodwill of Wilson/Bennett.

George Mason

During the fourth quarter of 2007, the Company evaluated the customer relationship amortizing intangibles it has for George Mason. These intangible assets are related to the relationships that George Mason has with other mortgage lenders and its managed companies, which are mortgage companies that are owned by local home builders. George Mason provides services to these managed companies and earns management fee income, which generally fluctuates based on the volume of loan sales. As a result of the downturn in the regional housing market, fee income from managed companies decreased $1.1 million, or 52% for the year to date December 31, 2007 as compared to the same period of 2006. This adverse change in the business climate caused the Company to evaluate the intangible assets related to these managed companies for impairment under SFAS No. 144. The Company evaluated for possible impairment by comparing the estimated future cash flows on an undiscounted basis from the managed companies with the net book value of these intangible assets. This evaluation did not result in an impairment loss in 2007.

Amortizable intangibles at December 31, 2007 are as follows:

	Mortgage Banking		Wealth Management and Trust Services		Total	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
			(In thousands)			
Balances at December 31, 2005	$1,781	$247	$ 2,602	$211	$ 4,383	$ 458
2006 activity:						
Customer relationship intangibles	—	198	(1,294)	120	(1,294)	318
Employment/non-compete agreement	—	—	(513)	87	(513)	87
Trade name	—	—	—	15	—	15
Balances at December 31, 2006	1,781	445	795	433	2,576	878
2007 activity:						
Customer relationship intangibles	—	198	—	38	—	236
Trade name	—	—	—	18	—	18
Balances at December 31, 2007	$1,781	$643	$ 795	$489	$ 2,576	$1,132

The decrease in the gross carrying amounts of the customer relationship intangibles in 2006 of $1.3 million includes the impairment charge of $1.5 million related to Wilson/Bennett and acquired customer relationships related to the Trust Services acquisition of $161,000. The decrease in the gross

(22) Goodwill and Intangible Assets (Continued)

carrying amount of the employment/non-compete agreement in 2006 of $513,000 is the impairment charge related to Wilson/Bennett.

The aggregate amortization expense for 2007, 2006, and 2005 was $254,000, $420,000, and $409,000, respectively. The estimated amortization expense for the next five years is as follows:

	(In thousands)
2008	$245
2009	238
2010	238
2011	238
2012	238
Thereafter	247

The changes in the carrying amount of goodwill for the years ended December 31, 2007 and 2006 were as follows:

	Commercial Banking	Mortgage Banking	Wealth Management and Trust Services	Total
	(In thousands)			
Balance at December 31, 2005	$ 22	$12,941	$3,614	$16,577
2006 activity:				
Trust division acquisition	—	—	178	178
Goodwill impairment charge	—	—	(960)	(960)
Balance at December 31, 2006	22	12,941	2,832	15,795
2007 activity:				
None	—	—	—	—
Balance at December 31, 2007	$ 22	$12,941	$2,832	$15,795

(23) Other Operating Expenses

The following shows the composition of other operating expenses for the years ended December 31, 2007, 2006, and 2005:

	2007	2006	2005
		(In thousands)	
Stationary and supplies	$ 1,091	$ 1,374	$1,551
Advertising and marketing	2,058	2,026	1,993
Other taxes	1,701	1,572	1,422
Travel and entertainment	492	776	763
Bank operations	1,234	719	860
Premises and equipment	1,771	1,675	1,400
FDIC insurance assessments	768	139	121
Miscellaneous	2,090	1,833	1,579
Total non-interest expense	$11,205	$10,114	$9,689

(24) SAB 108 Cumulative Effect Adjustment

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 ("SAB 108"), *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 was issued in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the application of the guidance in SAB 108, the Company used the roll-over method for quantifying financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the Company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company identified the following errors through the application of its internal controls over financial reporting and had concluded that the individual errors were immaterial under the roll-over method for the periods indicated. However, when applying the dual approach, and after considering all relevant quantitative and qualitative factors, the Company concluded that these misstatements are

(24) SAB 108 Cumulative Effect Adjustment (Continued)

material to the 2006 financial statements when considering the aggregate impact. For this reason, the Company corrected the errors through the recording of cumulative effect adjustments to retained earnings as of January 1, 2006:

	Period in which misstatement originated(1)				Adjustment Recorded as of January 1,
	2002	2003	2004	2005	2006
			(In thousands)		
Accounts receivable(2)	$ —	$ —	$ —	$ (72)	$ (72)
Compensation expense(3)	(41)	(38)	(38)	(38)	(155)
Deferred loan fees and costs(4)	—	—	(31)	(135)	(166)
Deferred tax asset(5)	14	13	24	86	137
Federal income taxes payable(6)	—	(69)	(113)	—	(182)
Impact on net income(7)	$(27)	$(94)	$(158)	$(159)	$(438)
Non-net income impact:					
Additional paid-in capital(8)	$ 5	$ 7	$ 6	$ 7	$ 25
Net effect of adjustments(9)					$(413)

(1) The Company quantified these errors under the roll-over method and concluded that they were immaterial individually and in the aggregate.

(2) Accounts receivable related to the Company's Wilson/Bennett subsidiary was overstated by $72,000 during 2005, resulting in an overstatement of investment fee income by the same amount. The Company recorded a $72,000 reduction to accounts receivable as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(3) The Company did not recognize stock compensation expense related to stock options granted with an exercise price that was less than the fair market value of the Company's stock on the grant date in 2002. As a result of this error, compensation expense was understated by $155,000 (cumulative) in the years prior to 2006. The Company recorded a $155,000 increase in accrued compensation as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(4) The Company incorrectly recognized mortgage origination fees associated with loans held for investment into income rather than amortizing the fees over the lives of the loans, in accordance with SFAS No. 91 *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.* As a result, the Company overstated gain on sale of loans by $166,000 (cumulative) in 2005 and 2004. The Company recorded an increase to deferred loan fees in the amount of $166,000 as of January 1, 2006 with a corresponding reduction in retained earnings to correct these misstatements.

(5) As a result of the misstatements described above, the provision for income taxes was overstated by $137,000 (cumulative) in the years prior to 2006. The Company recorded an increase in deferred tax assets in the amount of $137,000 as of January 1, 2006 with a corresponding increase in retained earnings to correct these misstatements.

(24) SAB 108 Cumulative Effect Adjustment (Continued)

(6) The Company incorrectly recorded alternative minimum tax credits that were not properly established. As a result, the Company understated the tax provision by $69,000 in 2003 and $113,000 in 2004. The Company recorded an increase in federal income tax payable of $182,000 as of January 1, 2006, with a corresponding reduction in retained earnings to correct these misstatements.

(7) Represents the net over-statement of net income for the indicated periods resulting from these misstatements.

(8) Represents the reclassification from accrued compensation cost to additional paid-in capital for the options that were exercised with a fair market value greater than the assigned exercise price. Refer to (3) above for a summary related to the accrued stock compensation errors that were corrected.

(9) Represents the net reduction in shareholder's equity recorded as of January 1, 2006 for the initial application of SAB 108.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

No changes in the Company's independent accountants or disagreements on accounting and financial disclosure required to be reported hereunder have taken place.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission. An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report was carried out under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the aforementioned officers concluded that the Company's disclosure controls and procedures were effective as of the end of such period.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on management's assessment, management believes that as of December 31, 2007, the Company's internal control over financial reporting was effective based on criteria set forth by COSO in *Internal Control-Integrated Framework.*

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, has been audited by KPMG LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements. KPMG LLP's attestation report on management's assessment of the Company's internal control over financial reporting appears on page 70 hereof.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting identified in connection with the evaluation of internal controls that occurred during the fourth quarter of 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Pursuant to General Instruction G(3) of Form 10-K, the information contained in the "Election of Directors" section and under the headings "Executive Officers," "Independence of the Directors," "The Committees of the Board of Directors," "Code of Ethics" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders is incorporated herein by reference.

Item 11. Executive Compensation

Pursuant to General Instruction G(3) of Form 10-K, the information contained in the "Executive Compensation" section (except for the "Compensation Committee Report on Executive Compensation") and under the heading "Director Compensation" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management. Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Security Ownership of Directors and Executive Officers" and "Security Ownership of Certain Beneficial Owners" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders is incorporated herein by reference.

Equity Compensation Plan Information. The following table sets forth information as of December 31, 2007, with respect to compensation plans under which shares of our Common Stock are authorized for issuance.

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans(1)
Equity Compensation Plans Approved by Shareholders			
1999 Stock Plan	324,494	$4.60	16,371
2002 Equity Compensation Plan	2,103,859	$9.13	217,058
Equity Compensation Plans Not Approved by Shareholders(2)	—	—	—
Total	2,428,353	$8.53	233,429

(1) Amounts exclude any securities to be issued upon exercise of outstanding options, warrants and rights.

(2) The Company does not have any equity compensation plans that have not been approved by shareholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the heading "Certain Relationships and Related Transactions" in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Pursuant to General Instruction G(3) of Form 10-K, the information contained under the headings "Fees of Independent Public Accountants" and "Audit Committee Pre-Approval Policies and Procedures," in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) and (2) The response to this portion of Item 15 is included in Item 8 above.

(3) Exhibits

3.1	Articles of Incorporation of Cardinal Financial Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2, Registration No. 333-82946 (the "Form SB-2")).
3.2	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form SB-2).
3.3	Bylaws of Cardinal Financial Corporation (restated in electronic format as of December 19, 2007) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 21, 2007).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form SB-2).
10.1	Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Bernard H. Clineburg (incorporated by reference to Exhibit 10.1 to the Form SB-2).*
10.2	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Christopher W. Bergstrom (incorporated by reference to Exhibit 10.5 to the Form SB-2).*
10.3	Cardinal Financial Corporation 1999 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.7 to the Form SB-2).*
10.4	Cardinal Financial Corporation 2002 Equity Compensation Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8, Registration No. 333-134923).*
10.5	Cardinal Financial Corporation Executive Deferred Income Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8, Registration No. 333-134934).*
10.6	Cardinal Financial Corporation Directors Deferred Income Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8, Registration No. 333-134934).*
10.7	George Mason Mortgage, LLC Executive Deferred Income Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8, Registration No. 333-134934).*
10.8	Executive Employment Agreement, dated March 1, 2004, between Cardinal Financial Corporation and Kim C. Liddell (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2006).*
10.9	Executive Employment Agreement, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*

10.10	Supplemental Executive Retirement Plan, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*
10.11	Form of Incentive Stock Option Agreement*
21	Subsidiaries of Cardinal Financial Corporation.
23	Consent of KPMG LLP.
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. § 1350.
32.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

* Management contracts and compensatory plans and arrangements.

(b) Exhibits

See Item 15(a)(3) above.

(c) Financial Statement Schedules

See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 and 15 (d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CARDINAL FINANCIAL CORPORATION

March 17, 2008

By: /s/ BERNARD H. CLINEBURG
Name: Bernard H. Clineburg
Title: *Chairman and Chief Executive Officer*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 17, 2008.

Signatures	Titles
/s/ BERNARD H. CLINEBURG Name: Bernard H. Clineburg	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ MARK A. WENDEL Name: Mark A. Wendel	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ JENNIFER L. DEACON Name: Jennifer L. Deacon	Senior Vice President and Controller (Principal Accounting Officer)
/s/ B.G. BECK Name: B. G. Beck	Director
/s/ WILLIAM G. BUCK Name: William G. Buck	Director
/s/ SIDNEY O. DEWBERRY Name: Sidney O. Dewberry	Director
/s/ MICHAEL A. GARCIA Name: Michael A. Garcia	Director
/s/ J. HAMILTON LAMBERT Name: J. Hamilton Lambert	Director

Signatures	Titles
/s/ ALAN G. MERTEN Name: Alan G. Merten	Director
/s/ WILLIAM E. PETERSON Name: William E. Peterson	Director
/s/ JAMES D. RUSSO Name: James D. Russo	Director
/s/ JOHN H. RUST, JR. Name: John H. Rust, Jr.	Director
/s/ GEORGE P. SHAFRAN Name: George P. Shafran	Director
/s/ ALICE M. STARR Name: Alice M. Starr	Director

EXHIBIT INDEX

Number	Description
3.1	Articles of Incorporation of Cardinal Financial Corporation (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2, Registration No. 333-82946 (the "Form SB-2")).
3.2	Articles of Amendment to the Articles of Incorporation of Cardinal Financial Corporation, setting forth the designation for the Series A Preferred Stock (incorporated by reference to Exhibit 3.2 to the Form SB-2).
3.3	Bylaws of Cardinal Financial Corporation (restated in electronic format as of December 19, 2007) (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed December 21, 2007).
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Form SB-2).
10.1	Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Bernard H. Clineburg (incorporated by reference to Exhibit 10.1 to the Form SB-2).*
10.2	Executive Employment Agreement, dated as of February 12, 2002, between Cardinal Financial Corporation and Christopher W. Bergstrom (incorporated by reference to Exhibit 10.5 to the Form SB-2).*
10.3	Cardinal Financial Corporation 1999 Stock Option Plan, as amended (incorporated by reference to Exhibit 10.7 to the Form SB-2).*
10.4	Cardinal Financial Corporation 2002 Equity Compensation Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8, Registration No. 333-134923).*
10.5	Cardinal Financial Corporation Executive Deferred Income Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-8, Registration No. 333-134934).*
10.6	Cardinal Financial Corporation Directors Deferred Income Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-8, Registration No. 333-134934).*
10.7	George Mason Mortgage, LLC Executive Deferred Income Plan, as amended and restated April 21, 2006 (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form S-8, Registration No. 333-134934).*
10.8	Executive Employment Agreement, dated March 1, 2004, between Cardinal Financial Corporation and Kim C. Liddell (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended March 31, 2006).*
10.9	Executive Employment Agreement, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*
10.10	Supplemental Executive Retirement Plan, dated November 7, 2007, between Cardinal Financial Corporation and Kendal E. Carson (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the period ended September 30, 2007).*
10.11	Form of Incentive Stock Option Agreement*
21	Subsidiaries of Cardinal Financial Corporation.
23	Consent of KPMG LLP.

Number	Description
31.1	Rule 13a-14(a) Certification of Chief Executive Officer.
31.2	Rule 13a-14(a) Certification of Chief Financial Officer.
32.1	Statement of Chief Executive Officer Pursuant to 18 U.S.C. § 1350.
32.2	Statement of Chief Financial Officer Pursuant to 18 U.S.C. § 1350.

* Management contracts and compensatory plans and arrangements.

Exhibit 21

Subsidiaries of Cardinal Financial Corporation

Name of Subsidiary	State of Incorporation
Cardinal Bank	Virginia
George Mason Mortgage, LLC	Virginia
Cardinal Wealth Services, Inc.	Virginia
Cardinal Statutory Trust I	Delaware
Wilson/Bennett Capital Management, Inc.	Virginia

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Cardinal Financial Corporation:

We consent to the incorporation by reference in the registration statement No. 333-106694 on Form S-8 dated July 1, 2003, registration statement No. 333-111672 on Form S-8 dated December 31, 2003, registration statement No. 333-111673 on Form S-8 dated December 31, 2003, registration statement No. 333-127395 on Form S-8 dated August 10, 2005, registration statement No. 333-134923 on Form S-8 dated June 9, 2006, and registration statement No. 333-134934 on Form S-8 dated June 9, 2006 of Cardinal Financial Corporation and subsidiaries (the Company) of our report dated March 17, 2008, with respect to the consolidated statements of condition of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which appear in the December 31, 2007, annual report on Form 10-K of the Company.

KPMG LLP

McLean, Virginia
March 17, 2008

Exhibit 31.1

CERTIFICATION

I, Bernard H. Clineburg, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cardinal Financial Corporation for the year ended December 31, 2007;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ BERNARD H. CLINEBURG

Bernard H. Clineburg
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Mark A. Wendel, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cardinal Financial Corporation for the year ended December 31, 2007;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 17, 2008

/s/ MARK A. WENDEL

Mark A. Wendel
Executive Vice President and Chief Financial Officer

Exhibit 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Form 10-K") of Cardinal Financial Corporation, I, Bernard H. Clineburg, Chairman, President and Chief Executive Officer, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries as of, and for, the periods presented in the Form 10-K.

Date: March 17, 2008

/s/ BERNARD H. CLINEBURG

Bernard H. Clineburg
Chairman and Chief Executive Officer

Exhibit 32.2

STATEMENT OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the "Form 10-K") of Cardinal Financial Corporation, I, Mark A. Wendel, Executive Vice President and Chief Financial Officer, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(a) the Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(b) the information contained in the Form 10-K fairly presents, in all material respects, the consolidated financial condition and results of operations of the Company and its subsidiaries as of, and for, the periods presented in the Form 10-K.

Date: March 17, 2008

/s/ MARK A. WENDEL

Mark A. Wendel
Executive Vice President and Chief Financial Officer

SEC Mail Processing
Section

MAR 26 2008

Washington, DC
111

CARDINAL FINANCIAL CORPORATION

Dear Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of Cardinal Financial Corporation (the "Company"), which will be held on April 18, 2008 at 10:00 A.M., at the Fair Lakes Hyatt, 12777 Fair Lakes Circle, Fairfax, Virginia. At the meeting, four directors will be elected for a term of three years each. Shareholders also will vote to ratify the appointment of KPMG LLP as the Company's independent auditors for 2008.

Whether or not you plan to attend in person, it is important that your shares be represented at the meeting. Please complete, sign, date and return promptly the form of proxy that is enclosed with this mailing, or follow the Internet instructions given to vote and submit your proxy. If you decide to attend the meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the meeting, you may do so, and your proxy will have no further effect.

The Board of Directors and management of the Company appreciate your continued support and look forward to seeing you at the meeting.

Sincerely yours,

BERNARD H. CLINEBURG
Chairman and Chief Executive Officer

McLean, Virginia
March 25, 2008

CARDINAL FINANCIAL CORPORATION

8270 Greensboro Drive
Suite 500
McLean, Virginia 22102

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 18, 2008

NOTICE IS HEREBY GIVEN that the 2008 Annual Meeting (the "Meeting") of the holders of shares of common stock, par value $1.00 per share ("Common Stock"), of Cardinal Financial Corporation (the "Company"), will be held at the Fair Lakes Hyatt, 12777 Fair Lakes Circle, Fairfax, Virginia, on April 18, 2008 at 10:00 A.M., for the following purposes:

1. To elect four directors for a term of three years each, or until their successors are elected and qualify;
2. To ratify the appointment of KPMG LLP as the Company's independent auditors for 2008; and
3. To transact such other business as may properly come before the Meeting.

Holders of shares of Common Stock of record at the close of business on March 3, 2008 will be entitled to vote at the Meeting.

You are requested to complete, sign, date and return the enclosed proxy promptly, regardless of whether you expect to attend the Meeting. A postage-paid return envelope is enclosed for your convenience. You also have the ability to vote and submit your proxy via the Internet instructions included in this mailing.

If you are present at the Meeting, you may vote in person even if you have already returned your proxy.

This notice is given pursuant to direction of the Board of Directors.

Sincerely yours,

Jennifer L. Deacon
Secretary

McLean, Virginia
March 25, 2008

CARDINAL FINANCIAL CORPORATION
PROXY STATEMENT

GENERAL INFORMATION
2008 ANNUAL MEETING OF SHAREHOLDERS
APRIL 18, 2008

This Proxy Statement is furnished to holders of common stock, par value $1.00 per share ("Common Stock"), of Cardinal Financial Corporation (the "Company") in connection with the solicitation of proxies by our Board of Directors to be used at the 2008 Annual Meeting of Shareholders to be held on April 18, 2008 at 10:00 A.M., at the Fair Lakes Hyatt, 12777 Fair Lakes Circle, Fairfax, Virginia, and at any adjournment thereof (the "Meeting"). At the Meeting, four directors will be elected for a term of three years each. Shareholders also are being asked to ratify the appointment of KPMG LLP as our independent auditors for 2008.

Our principal executive offices are located at 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102. The approximate date on which this Proxy Statement and the accompanying proxy card are being mailed to our shareholders is March 25, 2008.

The Board of Directors has fixed the close of business on March 3, 2008 as the record date (the "Record Date") for the determination of the holders of shares of Common Stock entitled to receive notice of and to vote at the Meeting. At the close of business on the Record Date, there were 24,174,061 shares of Common Stock outstanding held by 631 shareholders of record. Each share of Common Stock is entitled to one vote on all matters to be acted upon at the Meeting.

As of February 29, 2008, our directors and executive officers and their affiliates, as a group, owned of record and beneficially a total of 3,265,950 shares of Common Stock, or approximately 12.64% of the shares of Common Stock outstanding on such date. Our directors, which include the nominees for election, and our executive officers have indicated an intention to vote their shares of Common Stock FOR the election of the nominees set forth on the enclosed proxy and FOR the ratification of KPMG LLP as our independent auditors for 2008.

A shareholder may abstain or (only with respect to the election of directors) withhold his vote (collectively, "Abstentions") with respect to each item submitted for shareholder approval. Abstentions will be counted for purposes of determining the existence of a quorum. Abstentions will not be counted as voting in favor of or against the relevant item.

A broker who holds shares in "street name" has the authority to vote on certain items when it has not received instructions from the beneficial owner. Except for certain items for which brokers are prohibited from exercising their discretion, a broker is entitled to vote on matters presented to shareholders without instructions from the beneficial owner. "Broker shares" that are voted on at least one matter will be counted for purposes of determining the existence of a quorum for the transaction of business at the Meeting. Where brokers do not have or do not exercise such discretion, the inability or failure to vote is referred to as a "broker nonvote." Under the circumstances where the broker is not permitted to, or does not, exercise its discretion, assuming proper disclosure to us of such inability to vote, a broker nonvote will not be counted as voting in favor of or against the particular matter, or otherwise as a vote cast on the matter.

Our shareholders are requested to complete, date and sign the accompanying form of proxy and return it promptly to us in the enclosed envelope. If a proxy is properly executed and returned in time for voting, it will be voted as indicated thereon. If no voting instructions are given, proxies received by us will be voted for election of the directors nominated for election and for ratification of KPMG LLP as our independent auditors.

Shareholders can also deliver proxies by using the Internet. The Internet voting procedures are designed to authenticate shareholders' identities, to allow shareholders to give their voting instructions and to confirm that such instructions have been recorded properly. Instructions for voting over the Internet are set forth on the enclosed proxy card. If your shares are held in street name with your bank or broker, please follow the instructions enclosed with this Proxy Statement.

Any shareholder who executes a proxy has the power to revoke it at any time before it is voted by giving written notice of revocation to us, by executing and delivering a substitute proxy dated as of a later date to us or by attending the Meeting and voting in person. If a shareholder desires to revoke a proxy by written notice, such notice should be mailed or delivered, so that it is received on or prior to the date of the Meeting, to Jennifer L. Deacon, Secretary, Cardinal Financial Corporation, 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102.

We will pay all of the costs associated with this proxy solicitation. In addition, certain of the officers and employees of the Company or our subsidiaries, without additional compensation, may use their personal efforts, by telephone or otherwise, to obtain proxies. We will also reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to the beneficial owners of the shares.

OWNERSHIP OF COMPANY SECURITIES

Security Ownership of Directors and Executive Officers

The following table sets forth certain information, as of February 29, 2008, with respect to beneficial ownership of shares of Common Stock by each of the members of the Board of Directors (including the nominees for election to the Board of Directors), by each of the executive officers named in the "Summary Compensation Table" below and by all directors, nominees and executive officers as a group. Beneficial ownership includes shares, if any, held in the name of the spouse, minor children or other relatives of the individual living in such person's home, as well as shares, if any, held in the name of another person under an arrangement whereby the director, nominee or executive officer can vest title in himself or herself at once or at some future time.

Name(1)	Common Stock Beneficially Owned(2)(3)	Exercisable Options Included in Common Stock Beneficially Owned(4)	Percentage of Class(5)
B. G. Beck	138,344	7,750	*
William G. Buck	162,750	7,750	*
Bernard H. Clineburg(6)	1,126,888	980,426	4.48%
Sidney O. Dewberry	125,350	8,750	*
Michael A. Garcia	52,898	9,700	*
J. Hamilton Lambert	78,260	12,250	*
Alan G. Merten	4,325	—	*
William E. Peterson	196,050	8,750	*
James D. Russo	141,090	13,200	*
John H. Rust, Jr.	133,189	15,250	*
George P. Shafran	182,381	22,917	*
Alice M. Starr	64,130	8,200	*
Named Executive Officers			
Christopher W. Bergstrom	116,296	90,000	*
Kendal E. Carson	46,091	30,000	*
Kim C. Liddell	86,535	80,000	*
Mark A. Wendel	5,599	5,000	*
Current Directors and Executive Officers as a Group (21 persons)	**3,265,950**	**1,538,648**	**12.64%**

* Percentage of ownership is less than one percent of the outstanding shares of common stock.

(1) The business address of each named person is c/o Cardinal Financial Corporation, 8270 Greensboro Drive, Suite 500, McLean, VA 22102.

(2) The number of shares of Common Stock shown in the table includes 62,359 shares held for certain directors and executive officers in our 401(k) plan as of February 29, 2008.

(3) Certain of our directors and named executive officers participate in our deferred income plans. As of February 29, 2008, the number of shares of Common Stock deemed to be owned by certain

directors and executive officers in such plans total 194,126 and is not included in this column. The number of estimated shares in the deferred income plans for each director and named executive officer is as follows: Beck, 4,738 shares; Buck, 6,995 shares; Clineburg, 54,590 shares; Dewberry, 4,602 shares; Garcia, 4,071 shares; Lambert, 4,006 shares; Merten, 2,521 shares; Peterson, 2,587 shares; Russo, 2,898 shares; Rust, 3,040 shares; Shafran, 5,885 shares; Starr, 4,022 shares; Bergstrom, 4,008 shares; Liddell, 8,815 shares; and Wendel, 1,800 shares. Mr. Carson does not participate in the deferred income plans. Amounts are solely estimates for presentation purposes, as shares of Common Stock are only payable upon a distribution from the deferral plans.

(4) The number of shares of Common Stock shown in the table includes shares that certain directors and executive officers have the right to acquire, or will obtain the right to acquire, through the exercise of stock options within 60 days following February 29, 2008.

(5) The number of common shares outstanding used to calculate percentage of beneficial ownership as of February 29, 2008 is 24,174,061.

(6) Mr. Clineburg is also a named executive officer.

Security Ownership of Certain Beneficial Owners

The following table sets forth information, as of February 29, 2008, regarding the number of shares of Common Stock beneficially owned by all persons known by us who own five percent or more of our outstanding shares of Common Stock.

Name	Address	Common Stock Beneficially Owned	Percentage of Class(1)
Dimensional Fund Advisors LP(2)	1299 Ocean Avenue, Santa Monica, CA 90401	1,342,240	5.55%
Lee Munder Investments, Ltd.(3)	200 Clarendon Street, T-28 Boston, MA 02116	1,273,068	5.27%

(1) The number of common shares outstanding used to calculate percentage of beneficial ownership as of February 29, 2008 is 24,174,061.

(2) In a Schedule 13G filed with the Securities and Exchange Commission on February 6, 2008, Dimensional Fund Advisors LP reported beneficial ownership of, including sole voting and dispositive power with respect to, 1,342,240 shares of our Common Stock as of December 31, 2007.

(3) In a Form 13F filed with the Securities and Exchange Commission on February 4, 2008, Lee Munder Investments, Ltd. indicated that it had sole dispositive power over all 1,273,068 shares of Common Stock it reported and sole voting power with respect to 677,293 shares of Common Stock as of December 31, 2007.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and any persons who beneficially own more than 10% of the outstanding shares of Common Stock, to file with the Securities and Exchange Commission ("SEC") reports of ownership and changes in ownership of shares of Common Stock. Directors and executive officers are required by SEC regulations to furnish us with copies of all Section 16(a) reports that they file, and we assist these individuals in this process. Based upon a review of SEC Forms 3, 4, and 5 and based on representation that no Forms 3, 4, and 5 other than those already filed were required to be filed, we believe that all Section 16 (a) filing requirements applicable to those certain executive officers, directors, and beneficial owners of more than 10% of our Common Stock were timely met during the year ended December 31, 2007.

PROPOSAL 1
ELECTION OF DIRECTORS

General Information on the Election of Directors

Under our Articles of Incorporation and Bylaws, the Board of Directors is divided into three classes as nearly equal in number as possible. Normally, directors in only one class are elected each year, each for a three-year term on the Board. This year, the class of four directors whose terms expire in 2011 are up for election. In the election of directors, those receiving the greatest number of votes will be elected even if they do not receive a majority.

The Independent members of the Board of Directors selected the nominees for election as directors. The Board of Directors has no reason to believe that any of the nominees will be unavailable. The following information sets forth the names, ages, principal occupations and business experience for the past five years for all nominees and incumbent directors.

Nominees for Election for Terms Expiring in 2011

William G. Buck, 61, has been a director since 2002. Mr. Buck has been the President of William G. Buck & Associates, Inc., a real estate brokerage, development and property management firm in Arlington, Virginia, since 1976.

Sidney O. Dewberry, P.E., L.S., 80, has been a director since 2002. He is currently our Lead Director. Mr. Dewberry is Chairman and Founder of Dewberry, which includes Dewberry & Davis LLC, an architectural, engineering, planning, surveying and landscape architecture firm headquartered in Fairfax, Virginia.

Alan G. Merten, 66, has been a director since November 2006. He has been the President of George Mason University since 1996. Mr. Merten serves on the Board of Directors of the Greater Washington Board of Trade, the Virginia Center for Innovative Technology, and the Northern Virginia Technology Council and serves on the Board of Trustees of First Potomac Realty Trust and Legg Mason Partners Fund.

William E. Peterson, 46, has been a director since 2003. He has been Principal and Officer of The Peterson Companies for the past 13 years. Mr. Peterson served as The Peterson Companies' Chief Financial Officer from 1992 until 2001. In October 2001, he assumed the position of Chief Operating Officer of Peterson Management Company. In 2006, Mr. Peterson was elevated to the position of President of Peterson Management Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE NOMINEES SET FORTH ABOVE.

Incumbent Directors Serving for Terms Expiring in 2009

Bernard H. Clineburg, 59, has been a director since 2001. Mr. Clineburg is our Chairman and Chief Executive Officer. He was our President since his joining us in 2001 until March 2006. Mr. Clineburg, a local bank executive for more than thirty years, is the former Chairman, President and Chief Executive Officer of United Bank (formerly George Mason Bankshares). Mr. Clineburg serves on the board of directors and executive committee of the Virginia Bankers Association and is currently Chairman of the Association. He also serves on the board of directors of the VBA Education Foundation.

James D. Russo, 61, has been a director since 1997. Mr. Russo has been the Managing Director of Potomac Consultants Group in Virginia since 2000, and the Executive Director of Finance of MiddleBrook Pharmaceuticals, Inc. since 2001. Mr. Russo also serves on the board of directors of

Lion, Inc., which provides online services connecting mortgage brokers with wholesale lenders and consumers.

John H. Rust, Jr., 60, has been a director since 1997. He is currently our Vice Chairman. Mr. Rust has been an attorney with the law firm of Rust & Rust in Fairfax, Virginia since March 2001. He is currently the Commissioner of Accounts for the Circuit Court of Fairfax County, Virginia. Mr. Rust was a member of the Virginia House of Delegates from 1980 to 1982 and 1997 to 2001.

George P. Shafran, 81, has been a director since 2000. Mr. Shafran is President of Geo. P. Shafran & Associates, Inc., a consulting firm in McLean, Virginia.

Incumbent Directors Serving for Terms Expiring in 2010

B. G. Beck, 71, has been a director since 2002. He has been Vice Chairman and director of L-1 Identity Solutions Inc., formerly Viisage Technologies, Inc., since 2004. He was President and Chief Executive Officer of Trans Digital Technologies from 1997 to 2004.

Michael A. Garcia, 48, has been a director since 2003. He is President and Owner of Mike Garcia Construction, Inc. in Woodbridge, Virginia. Mr. Garcia was a founding director of the Company's subsidiary Cardinal Bank—Manassas/Prince William, N.A. in 1999 and became a director of Cardinal Bank when the two subsidiaries were merged in 2002.

J. Hamilton Lambert, 67, has been a director since 1999. Mr. Lambert is President of J. Hamilton Lambert and Associates, a consulting firm based in Fairfax, Virginia.

Alice M. Starr, 59, has been a director since 2001. She is President and CEO of Starr Strategies, a marketing and public relations consulting firm. She was Vice President of WEST*GROUP, a commercial real estate firm headquartered in McLean, Virginia, from 1988 to 2004.

EXECUTIVE OFFICERS

Executive Officers

The following information sets forth the names, ages, principal occupations and business experience for the past five years for all executive officers. Such information with respect to Bernard H. Clineburg, our Chairman and Chief Executive Officer, is set forth above in the "Proposal 1—Election of Directors" section.

Christopher W. Bergstrom, 48, has been Regional President of Cardinal Bank since 2002 responsible for the commercial and retail development of our Prince William County region, our Chief Credit Officer since 2005 and our Chief Risk Officer since 2007. He was President and Chief Executive Officer of Cardinal Bank-Manassas/Prince William, N.A. from 1999 to 2002 when it merged with Cardinal Bank.

Kathleen Walsh Carr, 61, has been Regional President of Cardinal Bank, responsible for the commercial and retail development of our Washington, D.C. region, since January 2006. She was a director on the Federal Reserve Bank of Richmond's Board of Directors from 2005 through December 31, 2007. Prior to joining Cardinal Bank, she was the President and Chief Executive Officer of Abigail Adams National Bank from 1997 to 2005.

Kendal E. Carson, 51, has been our President since March 2006. He is also Senior Executive Vice President of Cardinal Bank. Mr. Carson is the former President and Chief Executive Officer of United Bank of Virginia, which is headquartered in Tysons Corner, and former Executive Vice President, United Bankshares, Inc., the holding company for United Bank of Virginia. He held these positions from February 2000 until his departure from United Bank in February 2006.

Dennis M. Griffith, 59, has been the Executive Vice President of our real estate lending group since 2002.

Kim C. Liddell, 47, has been our Executive Vice President and Chief Operating Officer since December 2005. From March 2004 to November 2005, Mr. Liddell was our Executive Vice President and Chief Administrative Officer. From 2001 to 2004, Mr. Liddell was employed by two community banks, SequoiaBank in Bethesda and Planters Bank in Staunton, where he was Senior Vice President responsible for the Retail Banking, Marketing, Small Business Lending, and Mortgage Banking divisions.

D. Gene Merrill, 62, has been Chairman and Chief Executive Officer of George Mason since 2004. He had previously been the President and Chief Executive Officer of George Mason since 1993.

John W. Mockoviak, 64, has been President of our Wealth Management Services division and Executive Vice President of Cardinal Bank since September 2007. Prior to joining us, he was group executive for wealth management in Washington, D.C., Maryland, Northern Virginia and Florida for Winston-Salem, North Carolina based BB&T Corporation since 2003.

F. Kevin Reynolds, 48, has been Regional President of Cardinal Bank since 1999 and was previously our Executive Vice President and Senior Lending Officer from 1998 to 1999. He is responsible for the commercial and retail development for our Fairfax County Region.

Mark A. Wendel, 49, has been Executive Vice President and Chief Financial Officer since June 2006. He was previously the Chief Financial Officer of First Community Bancshares, Inc. from October 2005 until March 2006. From 2002 until October 2005, he was the Corporate Controller of BankAtlantic Bancorp.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

General

The business and affairs of the Company are managed under the direction of the Board of Directors in accordance with the Virginia Stock Corporation Act and our Articles of Incorporation and Bylaws. Members of the Board are kept informed of our business through discussions with the Chairman and Chief Executive Officer and other officers, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees.

Independence of the Directors

The Board of Directors has determined that 10 of its 12 members are independent as defined by the listing standards of the Nasdaq Stock Market ("Nasdaq"), including the following: Messrs. Beck, Buck, Dewberry, Garcia, Lambert, Merten, Peterson, Russo and Shafran and Ms. Starr. In reaching this conclusion, the Board of Directors considered that the Company and its subsidiaries conduct business with companies of which certain members of the Board of Directors or members of their immediate families are or were directors or officers. See "Certain Relationships and Related Transactions" below for additional information on certain transactions with members of our Board of Directors. There were no other transactions, relationships or arrangements between the Company and any of our independent directors.

Code of Ethics

Our Code of Ethical Conduct applies to all of our directors, officers and employees (collectively, "Employees"). It is a standard for responsible and professional behavior that should serve as a guide for all business dealings. Our Code requires:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, regulatory organizations and the public;
- compliance with applicable governmental laws, rules and regulations;
- prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code;
- the exercise of due diligence to prevent and detect criminal conduct;
- promotion of an organizational culture that encourages ethical conduct and a commitment to compliance with the law; and
- accountability of adherence to the Code.

Ethical business conduct and compliance with all local, state and federal laws, rules and regulations are vital in maintaining the public's trust and confidence. In all our endeavors, two fundamental principles will apply:

- Employees will always place the interests of the Company and our clients first, and
- Employees have the duty and obligation to make full disclosure of any situation in which his or her private interests conflict with those of the Company or our clients.

Each Employee is required to be aware of the principles in the Code, to adhere to its guidelines, and to seek assistance from senior management, supervisory personnel, or the Human Resources

Department when any questions arise about the Code, or when a situation develops that may present a problem under the Code. Our Board of Directors exercises reasonable oversight with respect to the implementation and effectiveness of this Code. Our Code of Ethics can be found on our website at www.cardinalbank.com.

Meeting Attendance

Board and Committee Meetings

The Board of Directors holds regular meetings each year, including an annual meeting. During 2007, the Board of Directors held 11 regular meetings and no special meetings. Each director attended at least 75% of the 2007 meetings of the Board of Directors and its committees on which he or she served.

Executive Sessions

Non-employee directors meet periodically outside of regularly scheduled Board meetings. Sidney O. Dewberry serves as our Lead Director and oversees the meetings. The non-employee directors met one time during 2007.

Annual Meeting of Shareholders

We encourage the members of our Board of Directors to attend the Annual Meeting of Shareholders. At last year's Annual Meeting of Shareholders, all of the directors were in attendance.

The Committees of the Board of Directors

The Board of Directors has an Executive Committee, an Audit Committee, a Compensation Committee, a Loan Committee, and a Trust Committee. We do not have a Nominating Committee, but the independent members of the Board of Directors handle the nominee selections process for the Board of Directors. All Committees met at various times in 2007. Specific information regarding the Audit Committee, the Compensation Committee and the nominations process is presented below.

Audit Committee

The Audit Committee consists of Mr. Russo, as Chairman, and Messrs. Beck, Lambert and Peterson and Ms. Starr. The Board of Directors has determined that each of the members of the Audit Committee is independent in accordance with Nasdaq's listing standards and the requirements of the SEC. The Board of Directors has also determined that all of the members of the Audit Committee have sufficient knowledge in financial and auditing matters to serve on the Audit Committee and that Mr. Russo qualifies as an "audit committee financial expert" as defined by regulations of the SEC.

The Audit Committee has adopted a charter, which provides guidance to the committee, the entire Board and the Company regarding its purposes, goals, responsibilities, functions and its evaluation. The Audit Committee is responsible for the selection and recommendation of the independent accounting firm for the annual audit. It reviews and accepts the reports of our independent auditors, internal auditor, and federal and state examiners. A copy of the charter is included as Exhibit A to our 2008 Proxy Statement. The Audit Committee met 9 times during the year ended December 31, 2007. Additional information with respect to the Audit Committee is discussed under "Audit Information" below.

Compensation Committee

The Compensation Committee consists of Mr. Shafran, as Chairman, and Messrs. Buck, Dewberry, and Lambert, all of whom the Board in its business judgment has determined are independent as defined by Nasdaq's listing standards. The Compensation Committee reviews senior management's performance and compensation and reviews and sets guidelines for compensation of all employees. The Compensation Committee met five times during the year ended December 31, 2007.

The Compensation Committee has adopted a charter, which provides guidance to the Compensation Committee, the Board of Directors and the Company regarding the administration of the compensation programs and policies of the Company. The Compensation Committee is responsible for maintaining compensation policies that support our achievement of overall goals and objectives and that such policies are designed with full consideration of all of our accounting, tax, securities law, and regulatory requirements. The Compensation Committee charter is attached to the Proxy Statement as Exhibit B. Additional information with respect to the Compensation Committee is discussed under "Executive Compensation" below.

Nominations Process

The independent members of the Board of Directors ("Independent Directors"), in addition to other responsibilities assigned to these members, act as the nominating committee to the Board of Directors and facilitate the nomination process for the Board of Directors. These members are Mr. Dewberry, Lead Director, Messrs. Beck, Buck, Garcia, Lambert, Merten, Peterson, Russo and Shafran and Ms. Starr. The Board of Directors in its business judgment has determined that all members involved in the nominations process are independent as defined by Nasdaq's listing standards. The Independent Directors select the nominees for election as directors. This committee is responsible for selecting and recommending to the Board of Directors with respect to (i) nominees for election at the Annual Meeting of Shareholders and (ii) nominees to fill Board vacancies. The Independent Directors met once during the year ended December 31, 2007. The Board of Directors does not have a charter that governs the nominations process.

In identifying potential nominees, the Independent Directors take into account such factors as it deems appropriate, including the current composition of the Board of Directors, the range of talents, experiences and skills that would best complement those that are already represented on the Board, the balance of management and Independent Directors and the need for specialized expertise. The Independent Directors consider candidates for Board membership suggested by its members and by management, and the independent members will also consider candidates suggested informally by a shareholder of the Company.

The Independent Directors believe that the following guidelines are the standards by which potential nominees should be evaluated:

- the ability of the prospective nominee to represent the interests of the shareholders of the Company;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards; and
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board of Directors.

Shareholders entitled to vote for the election of directors may recommend candidates for the Independent Directors to consider formally in connection with an annual meeting. Information with respect to shareholder nominations is discussed under "Proposals for 2009 Annual Meeting" below.

Under the process used by us for selecting new candidates to the board of directors, the Independent Directors, along with the Chairman and Chief Executive Officer, identify the need to add a new board member with specific qualifications or to fill a vacancy on the board. The Lead Director will initiate a search, working with staff support and seeking input from the board of directors and senior management, hiring a search firm, if necessary, and considering any candidates recommended by shareholders. An initial slate of candidates that will satisfy criteria and otherwise qualify for membership on the board may be presented to the Independent Directors. A determination is made as to whether members of the board have relationships with preferred candidates and can initiate contacts. At least one member of the Independent Directors, along with the Chairman and Chief Executive Officer, interviews prospective candidates. The Independent Directors meet to conduct further interviews of prospective candidates, if necessary or appropriate, and to consider and recommend final candidates for approval by the full board of directors.

Director Compensation

The following table shows the compensation earned by each of the directors for service as a director, during 2007. We did not make any stock-based awards during 2007.

Name (1)	Fees Earned or Paid in Cash ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
B.G. Beck	14,100	4,179	—	18,279
William G. Buck	23,950	6,082	750	30,782
Bernard H. Clineburg	22,250	—	—	22,250
Sidney O. Dewberry	17,950	6,827	250	25,027
Michael A. Garcia	17,600	3,933	2,000	23,533
J. Hamilton Lambert	14,650	2,332	1,000	17,982
Alan G. Merten	16,100	7,366	—	23,466
William E. Peterson	16,050	1,006	—	17,056
James D. Russo	82,100	(7,452)	—	74,648
John H. Rust, Jr.	69,500	—	21,553(4)	91,053
George P. Shafran	21,050	4,500	—	25,550
Alice M. Starr	13,100	4,285	500	17,885

(1) The number of stock options outstanding at December 31, 2007 held by each member of the Board of Directors is 124,267. The number of stock options outstanding for each director is as follows: Beck, 7,750; Buck, 7,750; Clineburg (granted to him in his capacity as a member of the Board of Directors) 9,750; Dewberry, 8,750; Garcia, 9,700; Lambert, 12,250; Peterson, 8,750; Russo, 13,200; Rust, 15,250; Shafran, 22,917; Starr, 8,200. Mr. Merten does not have any stock options. All options are granted with an exercise price equal to the Common Stock's fair market value as of the date of each grant and vest immediately on the date of the grant.

(2) The earnings represented are deemed earnings based on the participant's contributions to our deferred income plans. The earnings are based on the performance of the deemed investments in selected investment options within the plans.

(3) For Messrs. Buck, Dewberry, Garcia, Lambert and Ms. Starr, all other compensation paid to them for 2007 was incentive based compensation for business referrals to us.

(4) All other compensation for Mr. Rust includes $9,851 for his participation in our group health insurance plan paid by us, $5,674 for the use and maintenance of his company provided automobile and country club dues and $6,028 in matching contributions made by us to his 401(k) plan and deemed earnings based on his contributions to our deferred income plan.

Each director is entitled to receive cash compensation for his or her service on the Board of Directors. Each director, with the exception of Alan G. Merten, received a retainer of $5,000 for his or her service on the Board of Directors for 2007. Mr. Merten, as part of his first year of service on the Board of Directors, received a retainer of $10,000 for 2007. Each director is paid $400 for each Board meeting attended, $200 for each committee meeting attended, and $350 for each Executive Committee meeting attended. James D. Russo, in his capacity as Audit Committee Chairman, receives a retainer of $60,000 annually.

Each non-employee director can participate in our deferred income plan for non-employee directors. Under this plan, a non-employee director may elect to defer all or a portion of any director-related fees including retainers and fees for serving on board committees. Director deferrals are matched 50% by us, with a maximum match per director of $10,000 annually, and are vested immediately.

John H. Rust, Jr., the Vice Chairman of the Board, receives a salary of $50,000 annually to support his work with management on certain issues of the Company as they arise from time to time. Mr. Rust participates in our group health insurance plan, and we pay 100% of his insurance. Health insurance paid by us for the benefit of Mr. Rust for 2007 was $9,851. In addition, Mr. Rust received $5,674 in 2007 as other annual compensation for use and maintenance of his company provided automobile and country club dues. Mr. Rust also received $6,028 in matching contributions made by us to his 401(k) plan and deemed earnings based on his contributions to our deferred income plan for 2007. For 2008, Mr. Rust will receive a salary of $75,000 annually. For the increase in his annual salary, the perquisites listed above, which include his 100% paid group health insurance by us, other annual compensation for use and maintenance of his company provided automobile and country club dues will cease.

Communications with the Board of Directors

Shareholders may communicate directly with the Board of Directors. All communications should be directed to our Corporate Secretary at the address below and should prominently indicate on the outside of the envelope that it is intended for the Board of Directors or for non-management directors. If no party is specified, the communication will be forwarded to the entire Board of Directors. Each communication intended for the Board of Directors and received by the Corporate Secretary will be forwarded to the specified party. The communication will not be screened and will be forwarded unopened to the intended recipient. Shareholder communications to the Board of Directors should be sent to:

Jennifer L. Deacon
Corporate Secretary
Cardinal Financial Corporation
8270 Greensboro Drive, Suite 500
McLean, Virginia 22102

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

General

The primary objective of our executive compensation program is to attract and retain highly skilled and motivated executive officers who will manage the Company in a manner to promote its growth and profitability and advance the interest of our shareholders. As such, the compensation program is designed to provide levels of compensation which are reflective of both the individual's and the organization's performance in achieving the organization's goals and objectives, both financial (through certain measures such as credit quality, return on average assets and return on average equity) and non-financial (commitment to strategic growth, outstanding service and community involvement), and in helping to build value for our shareholders. Based on its evaluation of these factors, the Compensation Committee (the "Committee") believes that the executive officers are dedicated to achieving significant improvements in long-term financial performance and that the compensation plans the Committee has implemented and administered have contributed to achieving this management focus.

Compensation Program

The principal elements of the executive compensation program are base annual salary, short-term incentive compensation through annual cash bonuses, and long-term incentives through the grants of equity-based awards under the 2002 Equity Compensation Plan and participation in our deferred income plans. In addition, we provide our executives with benefits that are generally available to all of our salaried employees.

In considering compensation for the executive officers, we rely on compensation surveys and an evaluation of the officers' level of responsibility and performance. Our compensation committee performs annually a strategic review of our executive officers' cash compensation and stock and option holdings to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies within our industry. We used the following compensation surveys, which are industry standard, to assist in developing compensation for 2007:

- the SNL Executive Compensation Review;
- the Sheshunoff Bank Executive and Director Compensation Survey; and
- the Virginia Bankers Association's Salary Survey of Virginia Banks.

These surveys provide market data on compensation practices and programs based on an analysis of peer competitors and provides us with guidance on best industry practices. We believe that these are relevant and appropriate indicators of compensation paid by our competitors. The Committee also receives annual evaluations prepared by the Chief Executive Officer regarding the performance of our executive officers (other than the Chief Executive Officer). For the Chief Executive Officer, the Compensation Committee annually discusses the performance of the Chief Executive Officer in relation to the overall financial and non-financial performance of the Company.

We view the three principal elements of our executive compensation as related but distinct. Although our Compensation Committee does review total compensation, we do not believe that significant compensation derived from one element of compensation should negate or reduce compensation from other elements. We determine the appropriate level for each compensation element based in part, but not exclusively, on our view of internal equity and consistency, individual performance and other information we deem relevant, such as the survey data referred to above. We believe that stock option awards are a primary motivator in attracting and retaining executives, and that salary and cash bonuses are also important considerations. Our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of compensation. This is due to the need to tailor each individual executive's compensation package to attract and retain that executive.

The Committee determined at its December 2007 meeting that the respective executive officers' salaries, annual cash bonuses and stock options were below or near the median of executives with similar roles in companies within our industry. The Committee decided not to make material changes to the compensation levels of our executive officers for 2008 until our annual executive performance reviews, which will be conducted during the second quarter of 2008.

Components

Cash Compensation

We generally set base annual salaries for the executive officers below or near the median range of salaries contained in the various surveys for comparable positions, with variations based on the executive's performance for the prior year and our prior year financial results. We believe this is at a level that enables us to hire and retain individuals in the banking/finance industry and satisfactorily rewards individual performance at a level that is within our overall strategic business goals. While we have not established specific financial performance targets to be attained when considering specific levels of compensation, overall financial performance as compared to expectations of our financial performance are considered.

The Committee evaluates the performance of the Chief Executive Officer based on our financial performance, achievements in implementing our long-term strategy, and the personal observations of the Chief Executive Officer's performance by the members of the Committee and Board of Directors. In addition, our Chief Executive Officer has an employment agreement with us which provides for a base salary and annual salary increases at the discretion of the Board of Directors. See "Annual Compensation of Executive Officers" for additional information on the Chief Executive Officer's and certain other named executive officer's employment agreements. No particular weight was given to any particular aspects of the performance of the Chief Executive Officer, but his performance in 2006 was evaluated as outstanding, with significant progress being made on our corporate long-term strategy. However, because certain financial measures for 2006 were not achieved, the Chief Executive Officer requested that no increase in his annual base salary be considered for 2007. As a result, the Committee did not approve an increase to his annual base salary and it remained unchanged from 2006.

For all other named executive officers, performance evaluations were graded as outstanding for 2006. However, because we had not achieved certain financial results for the year ended December 31, 2006, their salaries were kept at their 2006 levels. These base salaries were below or near the median range of peers in the banking/finance industry.

The annual base salaries for our named executive officers for 2007 and the percentage change from 2006 are as follows:

Name and Position	2007 Base Salary	Percentage Change from 2006
Bernard H. Clineburg Chairman and Chief Executive Officer	$350,000	0%
Mark A. Wendel EVP and Chief Financial Officer	$185,000	0%
Kendal E. Carson President	$250,000	0%
Christopher W. Bergstrom President and Chief Credit Officer	$185,000	0%
Kim C. Liddell EVP and Chief Operating Officer	$205,000	0%

Short-Term Incentive Compensation

We annually review each executive officer's performance and responsibility to assess the payment of short-term incentive compensation. We do not currently have any short-term incentive plans that award equity or cash compensation based on the achievement of selected performance targets. Instead, we use the compensation surveys and take into consideration our performance relative to our peer group, taking into consideration profit growth, asset growth, return on equity, return on assets and shareholder value. No particular weight is given to each of these elements. Annual cash bonuses, which are discretionary, are given based upon the contribution of each executive officer's participation in our growth and profitability.

The Committee approves annually during the fourth quarter an overall pool of discretionary annual cash bonuses to be awarded to all of our officers. The discretionary bonus pool is accumulated throughout the year and is based on our overall financial performance, including but not limited to profitability, return on assets, return on equity and credit quality. Certain members of the executive management team, along with the Chief Executive Officer, then allocate discretionary bonuses to officers, not including executive officers of the Company. The Chief Executive Officer prepares and recommends to the Committee the annual cash bonuses for executive officers (for other than for the Chief Executive Officer).

The Committee reviewed the recommendations made by the Chief Executive Officer and approved annual cash bonuses for 2007 that were approximately 25% less than in 2006 for all officers. With regard to the named executive officers, other than the Chief Executive Officer, the Committee only made cash bonus awards to Mr. Bergstrom in 2007. The decrease in this compensation resulted from our actual financial performance compared to expected financial performance for 2007. In Mr. Bergstrom's case, he was promoted to Chief Risk Officer of the Company during 2007 and received a cash bonus of $50,000 in 2008 for his services in 2007. His bonus was based on his achievement of certain performance goals including, but not limited to, the overall credit quality of our loan portfolio and exceeding his production goals during 2007.

With regard to the Chief Executive Officer, the Committee reviewed his performance and responsibility to assess the payment of short-term incentive compensation. The Committee used the compensation surveys mentioned above and took into consideration our performance relative to our peer group, as measured by profit growth, asset growth, return on equity, return on assets and total return to shareholders. No particular weight is given to each of these elements. While all strategic objectives were met during 2007, our overall financial performance compared to expectations for 2007 were heavily considered in determining a cash bonus for 2007, and the Chief Executive Officer requested that no cash bonus be approved for him by the Committee for 2007. As a result, the Committee did not award a bonus to the Chief Executive Officer for 2007.

Long-Term Incentive Compensation

Each year, we also consider the desirability of granting long-term incentive awards under our 2002 Equity Compensation Plan (the "Equity Plan"). The Equity Plan authorizes the granting of options, which may be incentive stock options or non-qualified stock options, stock appreciation rights, restricted stock awards, phantom stock awards or performance share awards to our directors, eligible officers and our key employees. We believe that grants of options focus our executive management on building profitability and shareholder value. We note in particular our view that stock option grants afford a desirable long-term compensation method because they closely align the interests of management with those of our shareholders. To date, the Board of Directors has determined not to grant equity-based awards other than stock options, although they may choose to do so in the future.

In fixing the grants of stock options with the senior management group, other than the Chief Executive Officer, the Committee reviews with the Chief Executive Officer recommended individual awards, taking into account the respective scope of accountability and contributions of each member of the senior management group. The Committee considers these recommendations which are then approved by the Committee and ratified by our Board of Directors. No grants of options were approved by the Committee during 2007 based on the existing level of grants held by each executive officer and based on our financial performance for 2007.

Prior stock option awards to the Chief Executive Officer were fixed separately from the executive officer pool and were based, among other things, on the review of competitive compensation data from selected peer companies and information on his total compensation, as well as the Committee's perception of his past and expected future contributions to our achievement of our long-term goals. As a result of our overall financial performance compared to expectations for 2007, the Chief Executive Officer recommended that no stock options be granted to him by the Committee for 2007. As a result, the Committee did not award stock options to the Chief Executive Officer for 2007.

Stock Option Grant Procedures

During 2007, we strengthened our formal written procedures for the granting of stock options. These new procedures were adopted to ensure our commitment to maintaining the highest level of ethical standards and were based on the best practices guidance as outlined by Institutional Shareholder Services. We have adopted a blackout period for the granting of stock options that coincides with our corporate insider blackout and trading policy. Grants of stock options only occur during periods when our insiders are allowed to trade our Common Stock under the guidelines of our trading policy. This ensures that grants of stock options do not occur when it is possible that the Board of Directors and executive officers know of material, nonpublic information. We have a fixed grant date schedule, as stock options are granted to selected officers upon their joining us on a quarterly basis during the month after an interim or year end reporting period, assuming we have not closed the insider trading "window."

Stock options are granted with an exercise price equal to the Common Stock's fair market value at the date of grant. Based on past practices, our outstanding stock options have different vesting periods. Director stock options have ten year terms and vest and become fully exercisable at the grant date. Certain employee stock options have ten year terms and vest and become fully exercisable after three years. Other employee stock options have ten year terms and vest and become fully exercisable in 20%

annual increments beginning as of the grant date. In addition, we have granted stock options to our employees that have ten year terms and vest and become fully exercisable in 20% annual increments beginning after their first year of service. During 2005, certain stock options granted to employees had ten year terms and vested and became fully exercisable immediately.

Supplemental Executive Retirement Plans

We adopted a supplemental executive retirement plan for Mr. Clineburg effective October 2005 as provided for in his employment agreement. The plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation to Mr. Clineburg. Upon retirement, Mr. Clineburg will be entitled to an annual retirement benefit equal to $20,000 per month payable for 180 months. The benefits in the plan vest incrementally based on years of service to us. If Mr. Clineburg becomes disabled or dies prior to retirement, or if a change in control of the Company occurs, the benefits vest immediately. Our expense related to the plan was $209,000 in 2007.

We adopted a supplemental executive retirement plan for Mr. Carson effective June 2007, as provided for in his employment agreement. We have determined that his participation in the plan is appropriate for this level of executive management. The plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation to Mr. Carson. Upon retirement at age 65 and based on his period of service with us, Mr. Carson will be entitled to an annual retirement benefit of $10,000 per month payable for 120 months. The benefits in the plan vest incrementally based on years of service to us. If Mr. Carson dies prior to retirement, the benefits vest immediately. Our expense related to his plan was $69,000 in 2007.

Executive Deferred Income Plan

We currently have in place a deferred income plan for our executive officers—the Cardinal Financial Corporation Executive Deferred Income Plan (the "Executive Deferral Plan"). The purpose of the Executive Deferral Plan is to offer participants the opportunity to defer voluntarily current compensation for retirement income and other significant future financial needs for themselves, their families and other dependents. This plan is also designed to provide us with a vehicle to address limitations on our contributions under any tax-qualified defined contribution plan.

Participants in the Executive Deferral Plan may elect from various investment funds, including a Company common stock fund that tracks the value of our Common Stock, for the amounts of compensation that they defer. Any of our employees who are an executive vice president or above may be eligible to participate in the Executive Deferral Plan.

Other Benefits

Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life and disability insurance and our 401(k) plan, in each case on the same basis as our other employees.

Mr. Clineburg and Mr. Carson receive other annual compensation for the use and maintenance of company owned automobiles and country club dues. Mr. Bergstrom receives other annual compensation for country club dues. Each of these benefits is included in their negotiated employment agreements with us. Country club memberships facilitate these executives' roles as a Company representative in the communities we serve. We provide company owned automobiles to certain of our executive officers due to the amount of travel required as representatives of the Company.

Compensation Committee Report on Executive Compensation

The Compensation Committee has reviewed the Compensation Discussion and Analysis included in this Proxy Statement and discussed it with our management. Based on this review and discussion, the Compensation Committee recommended that the Compensation Discussion and Analysis be included in our Annual Report on Form 10-K for the year ended December 31, 2007 and this Proxy Statement.

Compensation Committee

George P. Shafran, Chairman
Sidney O. Dewberry, Vice Chairman
William G. Buck
J. Hamilton Lambert

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is a current or former officer of the Company or any of its subsidiaries. In addition, there are no compensation committee interlocks with other entities with respect to any such member.

Annual Compensation of Executive Officers

In the tables and discussion below, we summarize the compensation earned during 2007 and 2006 by (1) our chief executive officer, (2) our chief financial officer and (3) each of our three other most highly compensated executive officers who earned more than $100,000 in total compensation for services rendered in all capacities during 2007 and 2006. These individuals are collectively referred to as the "named executive officers." We did not make any stock awards or provide any equity plan compensation to the named executive officers in 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(8)(9)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(14)(15)	Total ($)
Bernard H. Clineburg, Chairman and Chief Executive Officer	2007 2006	350,000 350,000	—(5) —(5)	— 37,750	311,314(10) 63,286(11)	71,871(16) 16,090(17)	733,185 467,126
Mark A. Wendel, EVP and Chief Financial Officer	2007 2006(1)	185,000 96,058	— 22,500(6)	— 137,141	10,117(12) —	5,445 7,790(18)	200,562 263,489
Kendal E. Carson, President	2007 2006(2)	250,962 205,613	— 60,000(7)	— 456,741	37,353(13) —	16,479(19) 11,679(20)	304,794 734,033
Christopher W. Bergstrom, President and Chief Risk Officer	2007 2006(3)	185,000 178,010	50,000 35,000	— 6,498	20,263 9,505(12)	17,548(21) 16,535(22)	272,811 245,548
Kim C. Liddell, EVP and Chief Operating Officer	2007 2006(4)	205,000 197,525	— 35,000	— —	4,663 5,619(12)	6,585 6,600	216,248 244,744

(1) Mr. Wendel joined us on June 26, 2006 and at that time assumed the responsibilities as our principal financial officer.

(2) Mr. Carson joined us on March 6, 2006.

(3) Mr. Bergstrom's salary was increased to $185,000 during 2006.

(4) Mr. Liddell's salary was increased to $205,000 during 2006.

(5) Upon the request of Mr. Clineburg, the Compensation Committee did not approve a bonus for Mr. Clineburg for 2007 and 2006.

(6) Mr. Wendel's bonus for 2006 includes a one time signing bonus of $7,500 which was paid upon his joining us.

(7) Mr. Carson's bonus for 2006 includes a one time signing bonus of $25,000 which was paid upon his joining us.

(8) No stock option awards were granted to the above named officers during 2007.

(9) Certain of Messrs. Clineburg's and Bergstrom's stock option awards were modified during 2006 solely to comply with Section 409A of the Internal Revenue Code of 1986, as amended. Specifically, the exercise price was increased to equal the fair market value of such shares as of the date of grant for those options that were earned and vested after January 1, 2005 as permitted by Section 409A. Such an amendment resulted in the deemed cancellation of the "old" option and the grant of a "replacement" option. The values disclosed for these grants are the incremental change in the grant date fair value of the modified stock option awards calculated using the Black-Scholes option pricing model.

(10) Mr. Clineburg's change in his earnings related to his supplemental executive retirement plan for 2007 was $232,364 and the change in his nonqualified deferred compensation earnings for 2007 was $78,950.

(11) Mr. Clineburg's change in his earnings related to his supplemental executive retirement plan for 2006 was $11,065 and the change in his nonqualified deferred compensation earnings for 2006 was $52,221.

(12) For each of Mr. Wendel, Mr. Bergstrom, and Mr. Liddell, the amounts represent the change in their respective nonqualified deferred compensation earnings.

(13) Mr. Carson has a supplemental executive retirement plan. The amount represented in the table is his earnings related to this plan.

(14) Amounts presented represent total contributions to our 401(k) plan on behalf of each of the named executive officers to match pre-tax elective deferral contributions (which are included under the "Salary" column) made by each executive officer to such plans.

(15) Messrs. Clineburg and Bergstrom received cash compensation during 2007 for the modification of their stock option awards as discussed in note 9 above. For each share of Common Stock underlying the option award that was modified, the employee received $0.87, the change between the original exercise price and the modified exercise price. Mr. Clineburg received a cash payment totaling $52,200, and Mr. Bergstrom received a cash payment totaling $5,220.

(16) Mr. Clineburg's other compensation for 2007 includes $6,750 in matching contributions made by us to his 401(k) plan, $9,218 for country club dues paid by us on behalf of Mr. Clineburg and $3,703 for his use of a company owned automobile. In addition, the cash compensation he received as described in note 15 above of $52,200 is included in this total.

(17) Mr. Clineburg's other compensation for 2006 includes $5,000 in matching contributions made by us to his 401(k) plan, $8,683 for country club dues paid by us on behalf of Mr. Clineburg and $2,407 for his use of a company owned automobile.

(18) Mr. Wendel's other compensation includes $7,790 in relocation expenses paid by us.

(19) Mr. Carson's other compensation for 2007 includes $6,750 in matching contributions made by us to his 401(k) plan, $5,616 for country club dues paid by us on behalf of Mr. Carson and $4,113 for his use of a company owned automobile.

(20) Mr. Carson's other compensation for 2006 includes $4,375 in matching contributions made by us to his 401(k) plan, $3,993 for country club dues paid by us on behalf of Mr. Carson and $3,311 for his use of a company owned automobile.

(21) Mr. Bergstrom's other compensation for 2007 includes $6,609 in matching contributions made by us to his 401(k) plan and $5,719 for country club dues paid by us on behalf of Mr. Bergstrom. In addition, the cash compensation he received as described in note 15 above of $5,220 is included in this total.

(22) Mr. Bergstrom's other compensation for 2006 includes $6,600 in matching contributions made by us to his 401(k) plan and $9,935 for country club dues paid by us on behalf of Mr. Bergstrom.

The salary and bonus compensation for the named executive officers are representative of comparable levels within our industry. Annual discretionary cash bonuses and stock option awards are approved by the Compensation Committee and based on our overall financial performance as compared to expectations of financial performance. There are no set levels or targets of salary, annual discretionary cash bonuses and grants of stock options in relation to the total compensation package for each of the named executive officers.

Bernard H. Clineburg has an employment agreement with us. Mr. Clineburg's agreement, which is dated as of February 12, 2002, provides for his services as our Chairman and Chief Executive Officer. The initial term of his agreement is three years and automatically renews for rolling three year periods not to exceed ten years from the commencement date. The agreement also provides that Mr. Clineburg will serve as Chairman of the Executive Committee, a member or Chair of all of our Board Committees except the Audit Committee, and as a director or Chair of all of our subsidiaries' boards of directors. Mr. Clineburg's employment agreement provides for an annual base salary of $200,000 and includes annual salary increases at the discretion of the Board of Directors and provides bonuses at the discretion of the Board of Directors, in cash or in stock, or both. Under Mr. Clineburg's employment agreement, he was granted an option to purchase 150,000 shares of our Common Stock, all of which have vested. All options granted under the employment agreement were awarded with an option exercise price equal to the value of the shares on May 3, 2002. In the event we terminate Mr. Clineburg's agreement without cause, he will receive a lump-sum severance payment equal to one year's annual salary and bonus. In the event Mr. Clineburg's employment agreement is terminated after a change in control, he will receive a lump-sum severance payment equal to 2.99 times his average total compensation over the most recent five calendar year period of his employment with us prior to termination. See "Potential Payments Upon Termination of Employment or Change-in-Control" below for additional information regarding Mr. Clineburg's severance payments. Mr. Clineburg's employment agreement includes a covenant not to compete with us for a period of one year from the date he is no longer employed by us. Mr. Clineburg is also able to participate in any employee benefit compensation plan we offer.

Kendal E. Carson has an employment agreement with us. Mr. Carson serves as our President and is Senior Executive Vice President of Cardinal Bank. The initial term of his agreement, which is retroactively effective as of March 6, 2006, is three years commencing on that date, and the agreement automatically renews for successive one year periods up until March 6, 2011. The agreement provides for an annual base salary of $250,000, and he is eligible for annual merit increases, performance bonuses and stock option grants on the same basis as similarly situated executive officers of the Company, subject to the terms of any applicable compensation, bonus and stock option plans. In the event we terminate Mr. Carson's agreement without cause, he will receive a severance payment equal to one year's annual base salary. In the event of a change in control, his agreement provides for severance payments equal to as much as 36 months of his base salary if we or the successor fail to continue his employment after a change in control. See "Potential Payments Upon Termination of Employment or Change-in-Control" below for additional information regarding Mr. Carson's severance payments. Mr. Carson's employment agreement includes a covenant not to compete with us for a period of six months from the date he is no longer employed by us. Mr. Carson is also able to participate in any employee benefit compensation plan we offer.

Each of Christopher W. Bergstrom and Kim C. Liddell has an employment agreement with us, which is terminable at will by either party. Mr. Bergstrom's employment agreement is effective as of February 12, 2002. Mr. Liddell's employment agreement is effective March 1, 2004. Each of these employment agreements provide for a base salary, eligibility for annual performance bonus and stock option grants, and participation in our benefits plans, all of which may be adjusted by us in our discretion. In addition, each employment agreement is subject to certain restrictive covenants in the event the officer voluntarily terminates his employment or is terminated for cause. Specifically, each officer is prohibited from rendering competing banking services in the local area and from soliciting our clients, prospective clients or employees for a certain period (12 months for Mr. Bergstrom, and six months for Mr. Liddell) following the date of termination. Mr. Bergstrom's employment agreement provides for severance payments equal to 12 months of his current base salary in the event of termination without cause and 18 months of his current base salary in the event of a change in control. Mr. Liddell's employment agreement provides for severance payments equal to six months of his current base salary in the event of termination without cause and 18 months of his current base salary in the event of a change in control. See "Potential Payments Upon Termination of Employment or Change-in-Control" below for additional information regarding severance payments.

Mr. Wendel does not currently have an employment agreement with us. As an officer of the Company, he receives a base salary and is eligible to participate in our annual cash bonus plan and stock option plan as determined and approved by our Compensation Committee and Board of Directors. He is also eligible to participate in our deferred income plan and all other benefit plans that are generally available to our salaried employees.

Grants of Plan-Based Awards

We did not make any plan-based awards to the named executive officers in 2007.

Holdings of Stock Options

In the table below, we list information on the holdings of unexercised stock options as of December 31, 2007 for each of the named executive officers. We have not awarded shares of Common Stock to our named executive officers.

Outstanding Equity Awards at Fiscal Year-End 2007

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Bernard H. Clineburg	05/03/2002	86,000	—	3.25	05/03/2012
	05/03/2002	60,000	—	4.12	05/03/2012
	01/29/2003	51,000	—	4.60	01/29/2013
	03/26/2003	150,000	—	5.25	03/26/2013
	01/14/2004	150,000	—	8.28	01/14/2014
	02/04/2005	200,000	—	10.73	02/04/2015
	05/18/2005	280,676	—	8.89	05/18/2015
	12/14/2005	2,750	—	11.15	12/14/2015
Mark A. Wendel	07/19/2006	5,000	20,000(1)	11.16	07/19/2016
Kendal E. Carson	03/15/2006	15,000	60,000(2)	12.54	03/15/2016
Christopher W. Bergstrom	01/01/1999	3,131	—	6.38	01/01/2009
	02/10/2000	2,554	—	5.50	02/10/2010
	02/23/2001	4,800	—	4.50	02/23/2011
	05/03/2002	4,000	—	3.25	05/03/2012
	05/03/2002	6,000	—	4.12	05/03/2012
	02/05/2003	10,000	—	4.62	02/05/2013
	01/14/2004	8,000	2,000(3)	8.28	01/14/2014
	02/04/2005	15,000	—	10.73	02/04/2015
	05/18/2005	10,000	—	8.89	05/18/2015
	12/14/2005	24,515	—	11.15	12/14/2015
Kim C. Liddell	03/31/2004	10,000	—	9.59	03/31/2014
	02/04/2005	20,000	—	10.73	02/04/2015
	05/18/2005	10,000	—	8.89	05/18/2015
	12/14/2005	40,000	—	11.15	12/14/2015

(1) The option, which was granted on July 19, 2006, vests annually with respect to 5,000 additional shares or 20% per year after the first year of service on the anniversary of the grant date provided he remains employed with us.

(2) The option, which was granted on March 15, 2006, vests annually with respect to 15,000 additional shares or 20% per year after the first year of service on the anniversary of the grant date provided he remains employed with us.

(3) The option, which was granted on January 14, 2004, vests annually with respect to 2,000 additional shares or 20% per year on the anniversary of the grant date provided he remains employed with us.

Option Exercises in Fiscal Year 2007

None of our named executive officers exercised any stock options during the year, and no stock awards vested during the year.

Pension Benefits

The following table sets forth information as of December 31, 2007 with respect to Mr. Clineburg's and Mr. Carson's participation in our supplemental executive retirement plan. No other named executive officers participate in our supplemental executive retirement plan.

Pension Benefits—Fiscal Year 2007

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During the Last Fiscal Year ($)
Bernard H. Clineburg	Cardinal Financial Corporation Supplemental Executive Retirement Plan	3	464,728(2)	None
Kendal E. Carson	Cardinal Financial Corporation Supplemental Executive Retirement Plan	1	37,353(3)	None

(1) The amount of the present value of the accumulated benefit of the supplemental executive retirement plan benefits assumes benefit payments begin at the normal retirement age.

(2) The present value of Mr. Clineburg's accumulated benefit at December 31, 2007 assumes payments of $5,000 per month for 180 months.

(3) The present value of Mr. Carson's accumulated benefit at December 31, 2007 assumes payments of $1,000 per month for 120 months.

The Board of Directors adopted the Cardinal Financial Corporation Supplemental Executive Retirement Plan (the "Plan"), effective October 1, 2005, for the purpose of supplementing the retirement benefits payable under our tax-qualified plans. The Plan is intended to be unfunded and maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees. The Plan must be administered and construed in a manner that is consistent with that intent. The Plan is intended to satisfy the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and Treasury Regulations issued thereunder.

Upon retirement, Mr. Clineburg will be entitled to an annual retirement benefit equal to $20,000 per month payable for 180 months. The benefits in the plan vest incrementally based on years of service to us. If Mr. Clineburg becomes disabled or dies prior to retirement, or if a change in control of the Company occurs, the benefits vest immediately. Upon our change in control, Mr. Clineburg will be entitled to an additional benefit equal to $10,000 per month for a period of 180 months, commencing on the first day of the month following the change in control. In addition, if Mr. Clineburg is involuntarily terminated without cause, the benefits vest immediately. If he retires prior to age 65, Mr. Clineburg will receive the vested portion of his benefit at the time of his early retirement. If Mr. Clineburg ceases to be an eligible employee or whose employment with us is terminated with cause, he shall immediately cease to be a participant in the plan and forfeit all rights under the plan.

Upon retirement, Mr. Carson will be entitled to an annual retirement benefit of $10,000 per month payable for 120 months. The benefits in the plan vest incrementally based on years of service to us. If Mr. Carson dies prior to retirement, the benefits vest immediately.

Changes in Nonqualified Deferred Compensation

The following table shows the changes in the balance of the named executive officers' nonqualified deferred income plan:

Nonqualified Deferred Compensation Fiscal Year 2007

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)(1)	Aggregate Earnings in Last Fiscal Year ($)(1)	Aggregate Withdrawals/Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(2)
Bernard H. Clineburg	100,000	50,000	28,950	None	493,071
Mark A. Wendel	18,500	9,250	867	None	28,617
Kendal E. Carson	—	—	—	—	—
Christopher W. Bergstrom	35,250	17,625	2,638	None	105,451
Kim C. Liddell	20,500	10,250	(5,587)	None	76,135

(1) Amount of the contributions by us and earnings reported for 2007 were included in the Summary Compensation Table above.

(2) The amount reported for each of the named executive officers for 2006 were: Mr. Clineburg $314,121; Mr. Wendel $0; Mr. Carson $0; Mr. Bergstrom $49,938 and Mr. Liddell $50,972.

We currently have in place a deferred income plan for our executive officers—the Cardinal Financial Corporation Executive Deferred Income Plan (the "Executive Deferral Plan"). The purpose of the Executive Deferral Plan is to offer participants the opportunity to defer voluntarily current compensation, including salary and annual cash bonuses, for retirement income and other significant future financial needs for themselves, their families and other dependents. This plan is also designed to provide us with a vehicle to address limitations on our contributions under any tax-qualified defined contribution plan. Participants in the Executive Deferral Plan may elect from various investment funds, including a Company Common Stock fund that tracks the value of our Common Stock, for the amounts of compensation that they defer. Any of our employees who are an executive vice president or above may be eligible to participate in the Executive Deferral Plan.

Each participant in the Executive Deferral Plan may annually elect to defer all or a portion of his or her compensation for the plan year. At a minimum, the deferral contribution cannot be less than five percent or $2,000. We provide a deemed match for each participant's contribution that does not exceed the greater of 50% of the participant's deferral or $50,000 per participant per year. This match is deemed invested in our Common Stock which vests after four years from the date of the participant's contribution. Participant's earnings in our deferred income plan are based on the performance of the participant's deemed investments they selected from the available investment options in the plan.

All distributions from the Executive Deferral Plan are made in cash, with the exception of those contributions deemed to be invested in our Common Stock, which are paid in shares of Common Stock in an amount equal to the number of whole shares of Common Stock credited to the participant's account as of the date of the distribution. Any fractional shares are paid in cash. Automatic distributions occur if the participant dies or if the participant becomes disabled. At that time, any unvested portion of their match will vest immediately. If the participant terminates their employment with us, their vested balance will be distributed in lump sum, provided that the participant is not a key employee, in which case distribution will occur six months after their termination of service.

Potential Payments Upon Termination of Employment or Change-in-Control

Potential Payments Upon Change-in-Control

In the event of a change of control, Mr. Clineburg's employment agreement with us provides for a lump-sum severance payment equal to 2.99 times his average total compensation over the most recent five calendar year period of his employment with us prior to termination. Currently, this amount is $3,494,822. Additionally, benefits under his supplemental executive retirement plan vest immediately and he is entitled to begin receiving payments of $30,000 per month for 15 years.

Mr. Carson's employment agreement provides for severance payments equal to as much as 36 months of his base salary, or $750,000, if we or the successor fail to continue his employment after a change in control.

In the event of a change in control, Mr. Bergstrom will receive a lump-sum severance payment equal to 18 months of his current base salary, or $277,500, and Mr. Liddell will receive a lump-sum severance payment equal to 18 months of his current base salary, or $307,500.

Additionally, under the term of our stock option plan, accelerated vesting will occur in the event of a change-in-control. The payments relating to stock options represent the value of the unvested and accelerated stock options as of December 31, 2007, calculated by multiplying the number of accelerated options by the difference between the exercise price and the closing price of our Common Stock on December 31, 2007.

Mr. Bergstrom has 2,000 unvested options at December 31, 2007. The exercise price of these options is lower than our closing price at December 31, 2007, and the value of these options was $2,080. At December 31, 2007, Messrs. Wendel and Carson have unvested options totaling 20,000 and 60,000, respectively. The exercise price of Mr. Wendel's and Mr. Carson's options was greater than our closing price at December 31, 2007.

Potential Payments Upon Involuntary Termination Without Cause or Good Reason

In the event Mr. Clineburg is terminated without cause, his employment agreement with us provides for a lump-sum severance payment equal to one year's annual base salary plus the average of his bonuses paid in each calendar year prior to the year in which he was terminated. Currently, this amount is $458,333. Additionally, benefits under his supplemental executive retirement plan vest immediately and he is entitled to begin receiving payments of $20,000 per month for 15 years.

If Mr. Carson is terminated without cause, his employment agreement provides for a severance payment equal to one year's base salary. Currently, this amount is $250,000.

If Mr. Bergstrom is terminated without cause, his employment agreement with us provides for a lump-sum severance payment equal to 12 months of his current base salary. Currently, this amount is $185,000.

If Mr. Liddell is terminated without cause, his employment agreement with us provides for a lump-sum severance payment equal to six months of his current base salary. Currently, this amount is $102,500.

Mr. Wendel does not have an employment agreement with us.

Potential Payments Upon Normal Retirement, Death or Disability

As discussed earlier, upon retirement, Mr. Clineburg will be entitled to a retirement benefit equal to $20,000 per month payable for 180 months. The benefits in the plan vest incrementally based on years of service to us. If Mr. Clineburg becomes disabled or dies prior to retirement, the benefits vest immediately.

As discussed earlier, upon retirement, Mr. Carson will be entitled to an annual retirement benefit of $10,000 per month payable for 120 months. The benefits in the plan vest incrementally based on years of service to us. If Mr. Carson dies prior to retirement, the benefits vest immediately.

Potential Payments Upon Early Retirement or Voluntary Separation of Service

Mr. Clineburg will receive the vested portion of his supplemental executive retirement benefit at the time of his early retirement. Currently, this amount is $5,000 per month for 15 years.

Mr. Carson will receive the vested portion of his supplemental executive retirement benefit at the time of his early retirement. Currently, this amount is $1,000 per month for 10 years.

Potential Payments Under Deferred Income Plans

Under our deferred income plans, matching contributions as well as the deemed earnings upon matching contributions fully vest upon death, disability, change of control or retirement. At December 31, 2007, the balances in the deferred income plan for Messrs. Clineburg, Wendel, Bergstrom and Liddell were $142,117, $8,887, $31,708, and $25,296, respectively.

The following table shows potential payments to our named executive officers under existing employment agreements, plans or arrangements for various events involving a change of control or termination of employment of each of our named executive officers, assuming a December 31, 2007 termination date, and where applicable, using the closing price of our Common Stock of $9.32 at December 31, 2007.

Potential Payments Upon Termination of Employment or Change-in-Control

Name	Benefit	Involuntary Termination w/o Cause or for Good Reason ($)	Change in Control ($)	Normal Retirement ($)	Early Retirement or Voluntary Separation of Service ($)	Death ($)	Disability ($)
Bernard H. Clineburg	Severance Payment	458,333	3,494,822	—	—	—	—
	Supplemental Executive Retirement Plan	3,600,000 (paid monthly over 180 months)	5,400,000 (paid monthly over 180 months)	3,600,000 (paid monthly over 180 months)	360,000 (paid monthly over 180 months)	3,600,000 (paid monthly over 180 months)	3,600,000 (paid monthly over 180 months)
	Matching Contributions in Deferred Income Plan	—	142,117	142,117	—	142,117	142,117
	Total Value	4,058,333 (a portion to be paid over 180 months)	9,036,939 (a portion to be paid over 180 months)	3,742,117 (a portion to be paid over 180 months)	360,000 (a portion to be paid over 180 months)	3,742,117 (a portion to be paid over 180 months)	3,742,117 (a portion to be paid over 180 months)
Mark A. Wendel	Matching Contributions in Deferred Income Plan	—	8,887	8,887	—	8,887	8,887
	Total Value	—	8,887	8,887	—	8,887	8,887
Kendal E. Carson	Severance Payment	250,000	750,000	—	—	—	—
	Supplemental Executive Retirement Plan	—	—	1,200,000 (paid monthly over 120 months)	120,000 (paid monthly over 120 months)	1,200,000 (paid monthly over 120 months)	—
	Total Value	250,000	750,000	1,200,000 (a portion to be paid over 120 months)	120,000 (paid monthly over 120 months)	1,200,000 (a portion to be paid over 120 months)	—
Christopher W. Bergstrom	Severance Payment	185,000	277,500	—	—	—	—
	Stock Options (unvested and accelerated)	—	2,080	—	—	—	—
	Matching Contributions in Deferred Income Plan	—	31,708	31,708	—	31,708	31,708
	Total Value	185,000	311,288	31,708	—	31,708	31,708
Kim C. Liddell	Severance Payment	102,500	307,500	—	—	—	—
	Matching Contributions in Deferred Income Plan	—	25,296	25,296	—	25,296	25,296
	Total Value	102,500	332,796	25,296	—	25,296	25,296

Certain Relationships and Related Transactions

Some of our directors and officers are at present, as in the past, our banking customers. As such, we have had, and expect to have in the future, banking transactions in the ordinary course of our business with directors, officers, principal shareholders and their associates, on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the same time for comparable transactions with others. These transactions do not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate outstanding balance of loans to directors, executive officers and their associates, as a group, at December 31, 2007 totaled approximately $39.1 million, or 24% of the bank's equity capital at that date.

William E. Peterson, a director, is the manager and a 3.1% owner of Fairfax Corner Mixed Use, L.C. Fairfax Corner Mixed Use, L.C. owns a building in the Fairfax Corner shopping center and leases office space to George Mason. The lease commenced on July 1, 2002 and was renewed during 2007 until June 30, 2010 without any option to extend. The rent that George Mason pays to Fairfax Corner Mixed Use, L.C. ranges from $737,000 to $982,000 per year during the term of the lease. Rent payments totaled $792,000 in 2007.

We have not adopted a formal policy that covers the review and approval of related person transactions by our Board of Directors. The Board, however, does review all proposed related party transactions for approval. During such a review, the Board will consider, among other things, the related person's relationship to the Company, the facts and circumstances of the proposed transaction, the aggregate dollar amount of the transaction, the related person's relationship to the transaction and any other material information. Those directors that are involved in a proposed related party transaction are excused from the board and/or committee meeting during the discussion and vote of the proposal.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS

Ratification of Independent Auditor

The Audit Committee of the Board of Directors has appointed KPMG LLP as independent auditors to audit our financial statements for the year ending December 31, 2008 and the Board of Directors has determined that it would be desirable to request that the shareholders ratify such appointment. KPMG LLP has acted as our auditors since 1997 and has reported on financial statements during that period. A representative from KPMG LLP is expected to be present at the Meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

A majority of the votes cast by holders of shares of Common Stock is required for the ratification of the appointment of the independent auditors.

If the appointment of KPMG LLP as our independent auditors is ratified, the Audit Committee may, in its discretion, change the appointment at any time during the year should it determine such a change would be in the best interest of the Company and our shareholders. If the shareholders, however, do not ratify the appointment, the Audit Committee will reconsider whether to retain KPMG LLP but may proceed with the retention of KPMG LLP if it deems it to be in the best interest of the Company and our shareholders.

AUDIT INFORMATION

General

The five members of the Audit Committee are independent as that term is defined in the listing standards of Nasdaq and by regulations of the SEC. The Audit Committee operates under a written charter that the Board of Directors has adopted.

Fees of Independent Public Accountants

Audit Fees. The aggregate amount of fees billed by KPMG LLP for professional services rendered for the audit of our annual financial statements for the fiscal years ended December 31, 2007 and 2006, and the review of the financial statements included in our Quarterly Reports on Form 10-Q for those fiscal years, were $403,500 and $370,000, respectively.

Audit-Related Fees. The aggregate amount of fees billed by KPMG LLP for professional services rendered for audit-related services was $53,500 and $93,000 for the fiscal years ended December 31, 2007 and 2006, respectively. During 2007 and 2006, these services included the audit of our 401(k) Plan and Form 11-K consent, and the review of our HUD reporting compliance.

Tax Fees. The aggregate amount of fees billed by KPMG LLP for professional services rendered in connection with the preparation of our tax returns for each of the fiscal years ended December 31, 2007 and 2006 was $36,000.

All Other Fees. There were no fees billed by KPMG LLP for any services that are not already reported above.

Audit Committee Pre-Approval Policies and Procedures

It is the policy of the Audit Committee that our independent auditor may provide only those services that have been pre-approved by the Audit Committee. Unless a type of service to be provided by the independent auditor has received general pre-approval, it requires specific pre-approval by the Audit Committee. The term of any general pre-approval is twelve months from the date of pre-approval, unless the Audit Committee or a related engagement letter specifically provides for a different period. The Audit Committee will annually review and pre-approve the services that may be provided by the independent auditor without obtaining specific pre-approval.

Requests or applications to provide services that require specific approval by the Audit Committee must be submitted to the Audit Committee by both the independent auditor and the Chief Financial Officer or Controller, and must include a joint statement as to whether, in their view, the request or application is consistent with the Securities and Exchange Commission's rules on auditor independence.

Audit Committee Report

The Audit Committee is composed of five directors, each of whom is independent within the meaning of the listing standards of the Nasdaq Stock Market. The Audit Committee operates under a written charter adopted by the Board of Directors, a copy of which is included as Exhibit A to this year's Proxy Statement. The Audit Committee reviews its charter at least annually and revises it as necessary to ensure compliance with current regulatory requirements.

Management is responsible for:

- establishing and maintaining our internal control over financial reporting;
- assessing the effectiveness of our internal control over financial reporting as of the end of each year;
- the preparation, presentation and integrity of our consolidated financial statements; and
- complying with laws and regulations and ethical business standards.

Our independent registered public accounting firm is responsible for:

- performing an independent audit of our consolidated financial statements and our internal control over financial reporting;
- expressing an opinion as to the conformity of our consolidated financial statements with U.S. generally accepted accounting principles; and
- expressing an opinion as to management's assessment of the effectiveness of our internal control over financial reporting and the effectiveness of our internal control over financial reporting.

The Audit Committee is responsible for:

- the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for us; and
- monitoring, overseeing and reviewing our accounting and financial reporting processes.

In this context, the Audit Committee has met and held discussions with management and KPMG LLP, our independent registered public accounting firm. Management represented to the Audit Committee that our consolidated financial statements for the year ended December 31, 2007 were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee has reviewed and discussed these consolidated financial statements with management and KPMG LLP, including the scope of the independent registered public accounting firm's responsibilities, critical accounting policies and practices used and significant financial reporting issues and judgments made in connection with the preparation of such financial statements.

The Audit Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended *Professional Standards*, as modified and supplemented. The Audit Committee has also received the written disclosures and the letter from KPMG LLP relating to the independence of that firm as required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees,* and has discussed with KPMG LLP the firm's independence from us. Moreover, the Audit Committee has considered whether the provision of the audit services described above is compatible with maintaining the independence of the independent auditors.

In addition, the Audit Committee has discussed with management its assessment of the effectiveness of internal control over financial reporting and has discussed with KPMG LLP its opinion as to the effectiveness of our internal control over financial reporting.

Based upon its discussions with management and KPMG LLP and its review of the representations of management and the report of KPMG LLP to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission. By recommending to the Board of Directors that the audited consolidated financial statements be so included, the Audit Committee is not opining on the accuracy, completeness or presentation of the information contained in the audited financial statements.

Audit Committee

James D. Russo, Chairman
B.G. Beck
J. Hamilton Lambert
William E. Peterson
Alice M. Starr

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of our 2007 Annual Report to Shareholders and a copy of our Annual Report on Form 10-K for the year ended December 31, 2007 has been furnished to shareholders. Additional copies may be obtained by written request to the Secretary of the Company at the address indicated below. Such documents are not part of the proxy solicitation materials.

UPON RECEIPT OF A WRITTEN REQUEST OF ANY PERSON WHO, ON THE RECORD DATE, WAS RECORD OWNER OF COMMON STOCK OR WHO REPRESENTS IN GOOD FAITH THAT HE OR SHE WAS ON SUCH DATE THE BENEFICIAL OWNER OF SUCH STOCK ENTITLED TO VOTE AT THE ANNUAL MEETING OF SHAREHOLDERS, WE WILL FURNISH TO SUCH PERSON, WITHOUT CHARGE, A COPY OF OUR ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007 AND THE EXHIBITS THERETO REQUIRED TO BE FILED WITH THE SEC UNDER THE SECURITIES EXCHANGE ACT OF 1934. ANY SUCH REQUEST SHOULD BE MADE IN WRITING TO JENNIFER L. DEACON, SECRETARY, CARDINAL FINANCIAL CORPORATION, AT 8270 GREENSBORO DRIVE, SUITE 500, MCLEAN, VIRGINIA 22102.

PROPOSALS FOR 2009 ANNUAL MEETING

Under the regulations of the SEC, any shareholder desiring to make a proposal to be acted upon at the 2009 annual meeting of shareholders must cause such proposal to be received, in proper form, at our principal executive offices at 8270 Greensboro Drive, Suite 500, McLean, Virginia 22102, no later than November 18, 2008 in order for the proposal to be considered for inclusion in our Proxy Statement for that meeting. It is urged that any such proposals be sent by certified mail, return receipt requested.

Our Bylaws also prescribe the procedures that a shareholder must follow to nominate directors or to bring other business before shareholders' meetings. Under the Bylaws, notice of a proposed nomination or a shareholder proposal meeting certain specified requirements must be received by us not less than 60 nor more than 90 days prior to any meeting of shareholders called for the election of directors, provided in each case that, if fewer than 70 days' notice of the meeting is given to shareholders, such written notice shall be received not later than the close of the 10th day following the day on which notice of the meeting was mailed to shareholders. Assuming a date of April 24, 2009 for the 2009 annual meeting of shareholders, we must receive any notice of nomination or other business no later than February 24, 2009 and no earlier than January 25, 2009.

Our Bylaws require that the shareholder's notice set forth as to each nominee (i) the name, age, business address and residence address of such nominee, (ii) the principal occupation or employment of such nominee, (iii) the class and number of shares of the Company that are beneficially owned by such nominee, and (iv) any other information relating to such nominee that is required under federal securities laws to be disclosed in solicitations of proxies for the election of directors, or is otherwise required (including, without limitation, such nominee's written consent to being named in a proxy statement as nominee and to serving as a director if elected). Our Bylaws further require that the shareholder's notice set forth as to the shareholder giving the notice (i) the name and address of such shareholder and (ii) the class and amount of such shareholder's beneficial ownership of our capital stock. If the information supplied by the shareholder is deficient in any material aspect or if the foregoing procedure is not followed, the chairman of the annual meeting may determine that such shareholder's nomination should not be brought before the annual meeting and that such nominee shall not be eligible for election as a director of the Company. Any shareholder may obtain a copy of our Bylaws, without charge, upon written request to the Secretary of the Company.

OTHER MATTERS

The Board of Directors is not aware of any matters to be presented for action at the meeting other than as set forth herein. However, if any other matters properly come before the Meeting, or any adjournment thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

This Proxy Statement is given pursuant to direction of the Board of Directors.

Jennifer L. Deacon
Secretary

McLean, Virginia
March 25, 2008

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Exhibit A

CARDINAL FINANCIAL CORPORATION
AUDIT COMMITTEE CHARTER

I. Committee Membership

The Audit Committee shall consist of at least *four* but no more than *eight* directors. The members of the Audit Committee shall meet legal and regulatory independence and experience requirements, and at least one member shall have accounting or related financial expertise. The members of the Audit Committee shall be appointed by the Board of Directors and may be replaced by the Board.

II. Continuous Activities—General

1. Oversee the Corporation's accounting and financial reporting processes and the audits of the Corporation's financial statements.
2. Provide an open avenue of communication between the independent auditor, Internal Audit and the Board of Directors.
3. Meet four times per year or more frequently as circumstances require. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary.
4. Ensure receipt of and review annual formal written statement by the independent auditor delineating all relationships between the auditor and the Corporation.
5. Confirm and assure the independence of the independent auditor and the objectivity and qualifications of the internal auditor.
6. Review with the independent auditor and the Director of Internal Audit the coordination of audit efforts to assure completeness of coverage, reduction of redundant efforts, and the effective use of audit resources.
7. Inquire of management, the independent auditor and the Director of Internal Audit about significant risks or exposures and assess the steps management has taken to minimize such risk to the Corporation.
8. Consider and review with the independent auditor and the Director of Internal Audit:
   (a) The adequacy of the Corporation's internal controls, including computerized information system controls and security including whether such controls and procedures are designed to provide reasonable assurance that transactions entered into by the Company are properly authorized, assets are safeguarded from unauthorized or improper use, and transactions by the Company are properly recorded and reported; (ii) any significant deficiencies in the design or operation of the Company's internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data; (iii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and (iv) related findings and recommendations of management together with the independent auditor's attestation report.

   (b) Related findings and recommendations of the independent auditor and Internal Audit together with the management's responses.

9. Annually, consider and review with management, the Director of Internal Audit and the independent auditor:

   (a) Significant findings during the year, including the status of previous audit recommendations.

   (b) Any difficulties encountered in the course of audit work, including any restrictions on the scope of activities or access to required information.

   (c) Any changes required in the planned scope of the internal audit plan.

   (d) The Internal Audit Department charter, budget and staffing.

8. Meet periodically with the independent auditor, the Director of Internal Audit and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately.

9. Report periodically to the Board of Directors on significant results of the foregoing activities.

10. Establish procedures for the receipt, review, and retention of complaints addressed to the Corporation as well as confidential, anonymous employee submissions regarding accounting, internal controls, or auditing matters, and advise the Board on any complaints or submissions which raise material issues regarding the Corporation's financial statements or accounting policies.

11. Discuss with management and the independent external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports that raise material issues regarding the Corporation's financial statements or accounting policies.

12. Instruct the independent auditor that the Board of Directors, as the shareholders' representative, is the auditor's client.

III. Continuous Activities—Re: Reporting Specific Policies

1. Advise financial management and the independent auditor they are expected to provide a timely analysis of significant current financial reporting issues and practices.

2. Provide that financial management and the independent auditor discuss with the Committee their qualitative judgements about the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the Corporation and, particularly, about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates.

3. Inquire as to the auditor's independent qualitative judgements about the appropriateness, not just the acceptability, of the accounting principles and the clarity of the financial disclosure practices used or proposed to be adopted by the Corporation.

4. Inquire as to the auditor's views about whether management's choices of accounting principles are conservative, moderate, or aggressive from the perspective of income, asset, and liability recognition, and whether those principles are common practices or are minority practices.

5. Determine, with regards to new transactions or events, the auditor's reasoning for the appropriateness of the accounting principles and disclosure practices adopted by management.

6. Assure that the auditor's reasoning is described in determining the appropriateness of changes in accounting principles and disclosure practices.

7. Inquire as to the auditor's views about how the Corporation's choices of accounting principles and disclosure practices may affect public views and attitudes about the Corporation.

IV. Scheduled Activities

1. Appoint the independent auditor, determine the compensation of the independent auditor and review and approve the discharge of the independent auditor. The independent auditor shall report directly to the audit committee.
2. Consider, in consultation with the independent auditor and the Director of Internal Audit, the audit scope and plan of the independent auditor and the internal auditors.
3. Review and discuss with management and the external auditor the quarterly financial statements and related disclosures prior to the filing of the 10-Q.
4. Review *and discuss* with management and the independent auditor, the results of annual audits and related comments in consultation with other committees as deemed appropriate, including:
   (a) The independent auditor's audit of the Corporation's annual financial statements, the accompanying footnotes and its report thereon. This review and discussion should occur prior to the filing of the 10-K and should also address management's discussion and analysis of the financial results.
   (b) Any significant changes required in the independent auditor's audit plans.
   (c) Any difficulties or disputes with management encountered during the course of the audit.
   (d) Other matters related to the conduct of the audit, which are to be communicated to the Audit Committee under Generally Accepted Auditing Standards.
5. Discuss with management and the independent auditor matters related to the accounting and disclosure of critical accounting estimates.
6. Review annually with the independent auditor and the Director of Internal Audit the results of the monitoring of compliance with the Corporation's regulatory compliance.
7. Prepare the report required by the rules of the Securities and Exchange Commission to be included in the Corporation's annual proxy statement.
8. Arrange for the independent auditor to be available to the full Board of Directors, at least annually, to help provide a basis for the Board to recommend to the Shareholders the appointment of the auditor.
9. Review and update the Committee's Charter annually.

V. "When Necessary" Activities

1. Review and concur in the appointment, replacement, reassignment, or dismissal of the Director of Internal Audit.
2. Review and approve in advance requests for any non-audit services to be performed by the Corporation's independent auditor.
3. Review periodically, with general counsel, legal and regulatory matters that may have a material impact on the Corporation's financial statements, compliance policies and programs.
4. Resolve disagreements between management and the independent auditor regarding financial reporting.
5. Conduct or authorize investigations into any matters within the Committee's scope of responsibilities.
6. Retain independent counsel and other professionals, as the Committee determines necessary to carry out its duties. The Corporation will pay the expenses associated with all advisors to the Committee.

Exhibit B

CARDINAL FINANCIAL CORPORATION
COMPENSATION COMMITTEE CHARTER

Organization—The board of directors shall have a compensation committee composed of three or more outside directors who are independent of the management of the corporation, not employed by the organization, and are free of any relationship that would interfere with their exercise of independent judgment as a committee member.

Statement of Policy—The compensation committee shall provide assistance to the corporate directors in fulfilling their responsibility to the shareholders, potential shareholders, and investment community to ensure that the company's officers, key executives, and board members are compensated in accordance with the company's total compensation objectives and executive compensation policy. The committee shall advise, recommend, and approve compensation policies, strategies, and pay levels necessary to support organizational objectives.

The compensation committee shall maintain free and open means of communication between the board of directors, the independent consultants, the internal human resources professionals, and the chief executive officer of the corporation.

Responsibilities—The compensation committee's policies should remain flexible to react to changing conditions and to ensure the board of directors and shareholders that: (1) the achievement of the overall goals and objectives of the corporation can be supported by adopting an appropriate executive compensation policy and implementing it through an effective total compensation program, and (2) the total compensation program and practices of the corporation are designed with full consideration of all accounting, tax, securities law, and regulatory requirements and are of the highest quality.

The compensation committee shall:

- Assist the organization in defining an executive total compensation policy that (1) supports the organization's overall business strategy and objectives, (2) attracts and retains key executives, (3) links total compensation with business objectives and organizational performance in good and bad times, and (4) provides competitive total compensation opportunities at a reasonable cost while enhancing shareholder value creation.
- Act on behalf of the board of directors in setting executive compensation policy, administering compensation plans approved by the board of directors and shareholders, and making decisions or developing recommendations for the board of directors with respect to the compensation of company executives.
- Approve the annual base salary levels, annual incentive opportunity levels, long-term incentive opportunity levels, executive perquisites, employment agreements (if and when appropriate), change in control provisions/agreements (if and when appropriate), benefits, and supplemental benefits of the chief executive officer, named executive officers as required under securities law, and other key executives of the organization.
- Evaluate annually chief executive officer and other key executives' compensation levels and payouts against (1) pre-established performance goals and objectives, and (2) an appropriate peer group.
- Review and comment on the corporation's strategic and financial plans to determine their relationship to the compensation program.
- Review and assess performance target goals established before start of the plan year and determine when performance goals have been achieved at the end of the plan year.

- Administer the compensation program for the chief executive officer, named executive officers, and other key executives and ensure consistency with executive compensation policy.
- Review and recommend for approval new incentive plans to the board of directors that (1) are consistent with executive compensation policy, and (2) monitor the appropriateness of payouts under alternative business scenarios.
- Review the retirement plans of the organization and determine any differences between plan objectives, needs, and current benefit levels, approve any amendments, and review the results of the retirement plan investments for compliance with organization policies, tax law, Employee Retirement Income Security Act of 1974
- Review the group health care benefits provided against benefits provided by other organizations in the same industry, and evaluate the sharing of risk and funding for any self-administered benefits plans as well as the cost and effectiveness of plan administration.
- Select independent compensation consultants to advise the compensation committee, when appropriate, while working with management and for the company
- Review the management succession program. If succession responsibility is delegated to another committee, the compensation committee should coordinate closely with that committee.
- Assume responsibility for determining outside directors' pay components (retainers, fees, long term incentive plans, benefits, and perquisites).
- Keep abreast of current developments in executive compensation outside the company.

The compensation committee must distinguish its oversight responsibility from involvement in the company's day-to-day management and the conduct of any independent compensation reviews. The committee must not be considered an adversary of management, rather it is part of the corporation's governance and oversight process.

The committee must work with management in accordance with its charter to demonstrate a clear relationship of pay levels to organization performance and returns to shareholders. The compensation committee will always be mindful of the fact that compensation structures not properly aligned with organizational objectives become a barrier to the organization's effectiveness in delivering sustainable returns to shareholders.

END